                                                                File No. 333-374


     As filed with the Securities and Exchange Commission on June 18, 1996


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                         SEDA SPECIALTY PACKAGING CORP.
             (Exact name of registrant as specified in its charter)
                              --------------------

         Delaware                         3089                          95-3928988
(State or other jurisdiction   (Primary Standard Industrial   (IRS Employer Identification
     of incorporation)          Classification Code Number)               Number)

  2501 West Rosecrans Blvd., Los Angeles, California 90059-3510 (310) 635-4444 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              --------------------
                                 Shawn Sedaghat
                 Chairman, President and Chief Executive Officer
                         SEDA Specialty Packaging Corp.
                            2501 West Rosecrans Blvd.
                       Los Angeles, California 90059-3510
                                 (310) 635-4444
    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              --------------------
                                   Copies to:

      Leib Orlanski, Esq.                              Carl S. Koerner, Esq.
       Susan Kalman, Esq.                           Koerner Silberberg & Weiner
   Freshman, Marantz, Orlanski                     112 Madison Avenue, 3rd Floor
         Cooper & Klein                               New York, NY 10016-7424
     Eighth Floor, East Tower                             (212) 689-4400
     9100 Wilshire Boulevard
Beverly Hills, California 90212-3480
       Tel. (310) 273-1870
        Fax  (310) 274-829

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [T]

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                              Proposed
                                                               Maximum          Proposed Maximum           Amount of
Title of each class of securities     Amount to be         Offering Price      Aggregate Offering         Registration
       to be registered                registered             Per Unit               Price                    Fee
- -----------------------------------------------------------------------------------------------------------------------------
Common Stock $.001 par value             82,500               $12.62(1)            $1,041,150               $359.02(2)
Common Stock $.001 par value
  underlying Warrants(3)                150,000                21.37               $3,206,250             $1,105.60
- -----------------------------------------------------------------------------------------------------------------------------
         Total                          232,500                                                    Total  $1,464.62
=============================================================================================================================

- ---------------

(1) The $12.00 figure represents the greater of (i) the average of the high and low prices of a share of Registrant's Common Stock as quoted on the Nasdaq National Market on December 26, 1995 or (ii) $12.00.

(2) This registration fee of $359.02 was calculated by multiplying the aggregate of $1,041,150 by 1/29th of one percent.

(3) Refers to the shares underlying the warrants and the fee calculated pursuant to Rule 457(c).

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                         SEDA SPECIALTY PACKAGING CORP.

            Cross-Reference Sheet to Form S-1 Registration Statement
                    Pursuant to Item 501(b) of Regulation S-K

                                                                                Location in Prospectus\
Form S-1 Item                                                                   Registration Statement
- -------------                                                                   -----------------------
         1.       Forepart of Registration Statement and Outside
                  Front Cover Page of Prospectus .............................  Outside Front Cover Page of
                                                                                Prospectus,

         2.       Inside Front and Outside Back Cover Pages of
                  Prospectus..................................................  Inside Front Cover Page of
                                                                                Prospectus; Back Cover Page

         3.       Summary Information, Risk Factors and Ratio of
                  Earnings to Fixed Charges ..................................  Summary; Risk Factors

         4.       Use of Proceeds.............................................  Use of Proceeds

         5.       Determination of Offering Price ............................  Not Applicable

         6.       Dilution....................................................  Not Applicable

         7.       Selling Security Holders....................................  Selling Security Holders

         8.       Plan of Distribution........................................  Plan of Distribution

         9.       Description of Securities to be Registered .................  Outside Front Cover Page of
                                                                                Prospectus; Description of
                                                                                Securities

         10.      Interests of Named Experts and Counsel .....................  Legal Opinion; Experts

         11.      Information with Respect to Registrant .....................  Outside Front Cover Page of
                                                                                Prospectus, Inside Front Cover
                                                                                Page of Prospectus; Prospectus
                                                                                Summary; Risk Factors;
                                                                                Capitalization; Description of
                                                                                Securities; Business: Market for
                                                                                SEDA's Common Equity and
                                                                                Related Stockholder Matters; Pro
                                                                                Forma Combined Financial
                                                                                Statements; Management's
                                                                                Discussion of Financial Condition
                                                                                and Results of Operations;
                                                                                Directors and Executive Officers;
                                                                                Certain Relationships and Certain
                                                                                Transactions

         12.      Disclosure of Commission Position on
                  Indemnification for Securities Act Liabilities .............  Directors and Executive Officers

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


              PRELIMINARY PROSPECTUS DATED JUNE   , 1996
                              SUBJECT TO COMPLETION

                                 ---------------

                         SEDA SPECIALTY PACKAGING CORP.
                          2501 West Rosecrans Boulevard
                       Los Angeles, California 90059-3501



                                   PROSPECTUS

              FOR SALE OF UP TO 82,500 SHARES OF SEDA COMMON STOCK
 AND UP TO 150,000 SHARES OF SEDA COMMON STOCK UNDERLYING WARRANTS TO PURCHASE
                      150,000 SHARES OF SEDA COMMON STOCK

        This Prospectus relates (a) to the sale of 82,500 shares of common stock of SEDA Specialty Packaging Corp., a Delaware corporation (the "Company" and "SEDA") which were issued by SEDA in connection with the acquisition and merger of American Safety Closure Corp., a New York corporation ("ASC") and the Agreement and Plan of Merger (the "Merger Agreement") whereby ASC will be acquired by through the merger of a wholly-owned subsidiary of SEDA into ASC. Pursuant to the Plan of Merger, ASC Managing Partners, a general partnership ("ASC Partners") received $1,050,000 and 82,500 shares of common stock, $.001 par value, of SEDA (the "Common Stock") in exchange for 1,656,257 shares of the common stock of ASC, $.30 par value, of ASC (the "ASC Common Stock"), and
(b) 150,000 shares of SEDA common stock issuable upon exercise of warrants (the "Underwriters Warrants") held by Sutro & Co., Incorporated ("Sutro") and
NatWest Securities Limited ("NatWest"). Sutro and NatWest were the managing underwriters in SEDA's initial public offering of October 29, 1993. The exercise price of the Underwriters Warrants is the greater of $16.80 per share or the closing sale price of SEDA's common stock as reported on the NASDAQ National Market System on the date of exercise of the Underwriters Warrants less $10.00.

        The 82,500 shares of Common Stock, offered hereby are being offered by ASC Partners (the "Selling Stockholders"). The 150,000 shares underlying the Underwriters Warrants are being offered by SUTRO and NatWest (the "Selling Warrant Holders"). The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders or the Selling Warrant Holders.

         Expenses of the Offering are estimated to be $51,359 and are being paid by the Company.

        The Selling Stockholders may from time to time sell all or a portion of the Common Stock which may be offered by them hereby in routine brokerage transactions in the over-the-counter market, at prices and terms prevailing at the time of the sale. The Selling Stockholders and Selling Warrant Holders may also make private sales directly or through brokers or may make sales pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). The Selling Stockholders and Selling Warrant Holders may pay customary brokerage fees, commissions and expenses. The brokers executing selling orders on behalf of the Selling Stockholders and Selling Warrant Holders may be deemed to be "underwriters" within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed underwriting commissions under the Securities Act. The Damon Group may be acting as a broker for the Selling Stockholders. See "Plan of Distribution."

         The Common Stock is included in Nasdaq and price quotations are reported on the Nasdaq National Market under the symbol "SSPC." On June 12, 1996, the closing sales price of the Common Stock as reported on the Nasdaq National Market was $21.3750.

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS," page 6.

                                 ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ---------------

             The date of this Prospectus is ________________, 1996.

                              AVAILABLE INFORMATION

         SEDA has filed a Registration Statement (the "Registration Statement") on Form S-1 under the Securities Act, with the Securities and Exchange Commission (the "Commission") with respect to the SEDA Common Stock being offered hereby. As permitted by the rules and regulations of the Commission, the Prospectus omits certain information contained in the Registration Statement. Statements made in this Prospectus as to any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         SEDA is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. SEDA's Exchange Act filing number is 0-22508. Such reports, proxy statements and any other information filed by SEDA with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the Commission, located at 450 Fifth Street, N.W., Washington, D. C. Washington DC 20549 at prescribed rates. Proxy statement, reports, and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W. Washington, D.C. 20006.

                              --------------------

         SEDA furnishes to its stockholders annual reports containing financial statements audited by its independent accountants. In addition, SEDA furnishes unaudited quarterly or other interim reports to its stockholders as required.

                              --------------------

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN. ANY INFORMATION OR REPRESENTATIONS WITH RESPECT TO SUCH MATTERS NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SEDA. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF SEDA SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              --------------------


         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information referred to above that has been or may be incorporated by reference into this Prospectus (not including exhibits to the information so incorporated unless such exhibits are specifically incorporated by reference as well). Such request should be addressed to Ronald W. Johnson, SEDA Specialty Packaging Corp., 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510.

                                    SUMMARY

         Certain significant matters discussed in this Prospectus are summarized below. This summary is not intended to be complete and is qualified in all respects by the detailed information appearing elsewhere in the Prospectus. Cross-references in this summary are to captions in this Prospectus.

                             PARTIES TO THE MERGER

SEDA SPECIALTY PACKAGING CORP.

         SEDA Specialty Packaging Corp. ("SEDA") develops, manufactures and sells specialty plastic packaging products to the personal care, food and beverage, household and industrial chemical and pharmaceutical industries. SEDA's products consist of lined and linerless plastic caps and closures, flexible plastic tubes and custom plastic products offered in a broad variety of sizes with diverse choices of color and printing. SEDA focuses on customers who require shorter lead times, superior product quality, uniform appearance, customized service and flexible delivery schedules. SEDA's strategy is designed to respond to these key factors in order to position SEDA as a preferred supplier in the highly competitive industries in which it operates.

         On July 19, 1994, SEDA's stockholders approved the reincorporation of SEDA in the State of Delaware. Such reincorporation was effected on August 1, 1994. As a result of the reincorporation, each outstanding share of the Company's no par value common stock was exchanged for 1 share of $0.001 par value common stock of the Delaware corporation. The total number of common shares outstanding at the date of the reincorporation was 5,015,000.

         SEDA's executive offices are located at 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510 and its telephone number is (310) 635-4444.

AMERICAN SAFETY CLOSURE CORP.

         American Safety Closure Corp. ("ASC") develops, manufactures and sells specialty plastic closures to the personal care, food and beverage and vitamin industries. ASC produces two types of tamper-evident caps, a drop-ring cap (in which the lower portion of the cap breaks away, drops down and remains on the bottle neck) and a proprietary tear-band cap (in which a narrow plastic band must be removed before the bottle can be opened). ASC also has made significant progress in developing a tamper-evident and child-resistant cap which it believes will be well received by the pharmaceutical, vitamin and food producers. ASC has four U.S. patents issued and two patent applications relating to the design of its caps, the molds and process and manufacture of the caps.

         Through its wholly-owned subsidiary, Arpak Plastics, Inc. ("Arpak"), ASC has made sizable inroads into the vitamin and food business with its tamper-evident closures. Additionally, ASC plans to add a child-resistant feature to certain caps in the near future, which is expected to increase ASC's access to the pharmaceutical packaging and prescription ware market. With the leasing, commencing in 1993, of certain assets formerly owned by Tredegar Molded Products ("Tredegar"), Arpak has maintained and further developed business of customers previously supplied by Tredegar, primarily in the cosmetic sector. In January 1995, these assets were purchased by SEDA from KGE Leasing Associates, Inc. ("KGE"), a corporation controlled by certain principal stockholders of ASC. See "Transaction - Interests of Certain Persons in the Merger." In addition to allowing Arpak to move into the cosmetic sector as a major source, the extra mold capacity and the wide range of decorating abilities that Arpak now possesses should enable it to become even more competitive in its traditional market sectors.

         ASC's executive offices are located at 1 Plant Road, Plattsburgh, New York 12901 and its telephone number is (518) 561-2030.

SEDA ASC ACQUISITION CORP. ("SUBSIDIARY")

Subsidiary is a corporation recently organized by SEDA in the state of Delaware for the purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with such proposed transaction. The mailing address of Subsidiary's executive offices is 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510, and its telephone number is
(310) 635-4444.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        In connection with the Merger, on January 3, 1995, SEDA entered into a letter of intent with KGE and ASC Managing Partners, a general partnership composed of David L. Kassel, Harry Goodman and Vincent Conti, the three of whom are former officers and directors of ASC, and Catherine Kassel, Tina Conti, Robert Gillings, Dorothy Goodman and Damon Testaverde. Pursuant to the letter of intent, ASC Managing Partners agreed to exchange in the Merger an aggregate of 1,656,127 shares of ASC Common Stock for $1,050,000 in cash and 82,500 shares of SEDA Common Stock. KGE, a corporation affiliated with ASC Managing Partners, also agreed to sell to SEDA all machinery and equipment then being leased to Arpak Plastics, Inc., a subsidiary of ASC, for $1,525,000 in cash, and the payment of $13,000 in accrued and unpaid lease payments. Furthermore, and without any additional consideration on January 5, 1995, ASC Managing Partners agreed to execute irrevocable proxies (the "Management Proxy") in favor of SEDA with regard to the 1,656,127 shares of ASC Common Stock referred to above. On January 3, 1995, the closing bid price for ASC Stock was $2 per share, and the closing bid price for SEDA Stock was $10 1/4 per share.

ACCOUNTING TREATMENT

         The Merger will be accounted for by SEDA as a "purchase" for accounting and financial reporting purposes.

COMPARATIVE MARKET PRICES

         The public announcement of the proposed Merger was made after the close of the market on January 5, 1995. The closing sales price for SEDA Common Stock and the closing price for ASC Common Stock on that day were $11.25 and $1.50, respectively. On June 6, 1996, the closing bid price for SEDA Common Stock was $21.50 and the closing bid price of ASC Common Stock was $1 7/16. See "SEDA Specialty Packaging Corp. - Market for SEDA's Common Equity and Related Stockholder Matters" and "American Safety Closure Corp. - Market for ASC's Common Equity and Related Stockholder Matters".

                                  RISK FACTORS

         The Common Stock offered herein involves significant risk to the investors. In evaluating the Merger, holders of ASC Common Stock who will receive SEDA Common Stock if the Merger is consummated should carefully consider all the information contained in this Prospectus/Proxy Statement and, in particular, the following factors.

   1) RISK TO INVESTORS THAT SEDA WILL NOT BE ABLE TO MANAGE ASC. If the Merger is successfully consummated, ASC will become a wholly-owned subsidiary of SEDA. Since January 5, 1995, pursuant to the Management Agreement, SEDA has had the authority to move machinery and equipment into or out of ASC's/Arpak's facilities, take product orders for ASC/Arpak, and utilize the personnel of ASC, Arpak and SEDA, all with the objective of using SEDA's good faith best efforts to maximize the profits of ASC and Arpak. The Management Agreement further provides that in consideration for said management services, SEDA is entitled to receive the profits of ASC/Arpak generated during the term of the Management Agreement. There can be no assurance that SEDA will be able to successfully manage the combined operations or successfully integrate SEDA and ASC.

   2) RISK TO INVESTORS AS A RESULT OF INDEMNIFICATION TO ASC'S FORMER EMPLOYEES, AGENTS AND DIRECTORS. The Merger Agreement provides that SEDA will provide certain indemnification for ASC's present or former employees, agents, directors or officers and will maintain such indemnification for a period of not less than the applicable statute of limitation. See "The Transaction - Interests of Certain Persons in the Merger"

   3) RISK TO INVESTORS THAT SEDA WILL NOT HAVE RAW MATERIALS TO MANUFACTURE ITS PRODUCTS. The primary materials used by SEDA in the manufacture of its products are various plastic resins, primarily polyethylene and polypropylene, and liners.

The primary plastic resins used by SEDA are produced from petrochemical intermediates derived from products of the natural gas and crude oil refining processes. Natural gas and crude oil markets have in the past experienced substantial cyclical price fluctuations as well as other market disturbances including shortages of supply, changes in OPEC policy and crises in oil producing regions of the world. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are also subject to cyclical and other market factors. Consequently, plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. Although SEDA is not generally bound by fixed price contracts with its customers, it may not always be able to pass through increases in the cost of its raw materials to its customers in the form of price increases. To the extent that increases in the cost of plastic resin cannot be passed on to its customers, such increases may have a material adverse impact on the profitability of SEDA due to decreases in its profit margins. See "SEDA Specialty Packaging Corp.--Business and Properties of SEDA--Raw Materials."


   4) SEDA currently purchases the polyethylene used by it in the manufacture of its flexible plastic tubes and PET for its plastic bottles from a limited number of sources. Although SEDA has been able to obtain this material in the ordinary course of its business and while it believes that it can access alternative sources on reasonable notice, any interruption in deliveries of such materials would have a material adverse effect on SEDA's level of sales and its near-term results of operations. Although SEDA currently purchases the majority of the polypropylene used in the manufacture of its closures from a single supplier, it believes it can obtain the material from a large number of alternative suppliers. Any delay in shipments of such material would have an adverse effect on SEDA's ability to deliver products until alternative sources are located.

   5) RISK TO INVESTORS FROM COMPETITION FACED BY SEDA. Competition in the markets for the products manufactured by SEDA is largely based upon lead times, responsiveness, quality, customer service and price. Many of SEDA's competitors have greater financial resources than those available to SEDA and certain competitors spend substantially greater amounts for advertising and promotion. Furthermore, the standard screw top closure market tends to be more price sensitive than the other markets in which SEDA competes. At times in the past SEDA has had to lower prices on these products to retain market share which has had an adverse effect on profit margins for these products. There can be no assurance that such price competition will not recur in the future. See "SEDA's Business and Properties of SEDA--Competition."

   6)    RISK TO INVESTORS IF SEDA CANNOT INTRODUCE NEW PRODUCTS.   The
specialty plastics packaging industry is characterized by frequent new product introductions. SEDA's success will depend in part upon its ability to introduce new products which achieve market acceptance. To meet these challenges, SEDA invests and expects to continue to invest in the development of new products. There can be no assurance that SEDA will be able to respond effectively to the needs of emerging markets or that markets will develop for any products introduced or under development by SEDA.

   7) RISK TO INVESTORS IF SEDA SUBJECTED TO PATENT INFRINGEMENT CHALLENGES. Many products in the specialty plastics packaging industry are patented. Consequently, certain of the products manufactured and sold by SEDA may be susceptible to patent infringement challenges. If future assertions were made that SEDA's products infringe upon the patent rights of others, SEDA could be prohibited from marketing such products and could also incur substantial costs to redesign its products. If legal action were to arise in connection with any future patent infringement assertion, SEDA could also incur substantial costs
to defend such action.   Furthermore, if in connection with any such legal
action SEDA's products were to be found to infringe upon the patent rights of others, SEDA could be enjoined from further infringement and/or be required to pay substantial damages. Although other patent infringement challenges may be brought against SEDA in the future, it is not aware of any such challenges.
See "Business and Properties of SEDA--Legal Proceedings."

   8) RISK TO INVESTORS IF SEDA SUBJECTED TO ENVIRONMENTAL LIABILITIES. Actions by Federal, state and local governments concerning environmental matters could result in environmental laws or regulations that could increase the cost of producing the products manufactured by SEDA or otherwise adversely affect the demand for its products. At present, environmental laws and regulations do not have a material adverse effect upon the demand for SEDA's products. SEDA is aware that certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain plastic products that are among the types of products produced by SEDA. If such prohibitions or restrictions were widely adopted, such regulatory considerations could have a material adverse effect upon SEDA. In addition, certain of SEDA's operations are subject to Federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. While SEDA has not had to make significant capital expenditures for environmental compliance, SEDA cannot predict with any certainty its future capital expenditure requirements relating to environmental compliance because of continually changing compliance standards and technology. SEDA does not have insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future. See "SEDA Specialty Packaging Corp.--Business and Properties of SEDA--Regulation; Environmental Considerations."

    9) RISK TO INVESTORS IF SEDA SUBJECTED TO PRODUCT LIABILITY CLAIMS. The manufacture of closures and flexible tubes could expose SEDA to the risk of product liability claims. While SEDA has had no material liability with respect to product liability claims to date, product liability claims could have a material adverse effect on the business or financial condition of SEDA. While SEDA maintains product liability insurance against the possibility of defective product claims, there can be no assurance that such insurance would be sufficient to protect SEDA against liability from such claims.

   10) RISK TO INVESTORS IF SEDA'S OPERATING RESULTS ARE ADVERSELY AFFECTED BY BUSINESS FACTORS. SEDA's results of operations for any particular period may be adversely affected by numerous factors, such as the loss of key suppliers or customers, price competition, problems incurred in managing inventories or receivables, the timing of cancellation of purchase orders from customers, and the timing of expenditures in anticipation of increased sales and customer product delivery requirements. SEDA does not typically enter into long-term fixed price contracts with customers. Although SEDA has recently experienced sales growth, there can be no assurance that such sales growth will continue or that SEDA's sales and profit levels will be maintained. See "SEDA Specialty Packaging Corp.--Management's Discussion and Analysis of Financial Condition and Results of Operations".

   11) RISK TO INVESTORS FROM SEDA'S DEPENDENCE ON KEY PERSONNEL. SEDA's success depends to a significant extent upon the continued contributions of its key employees, particularly Shawn Sedaghat. SEDA does not currently have "key person" life insurance on the life of Mr. Sedaghat or any other key employee. The loss of Mr. Sedaghat or any other key employee could have a material adverse effect on SEDA. SEDA's future success will depend in part upon its continuing ability to attract, integrate and retain highly qualified personnel. Competition for such employees is intense and there can be no assurance that SEDA will be successful in attracting and retaining such personnel.

   12) RISK TO INVESTORS AS A RESULT OF CONTROL BY PRINCIPAL STOCKHOLDER SEDA. Shapour Sedaghat and Shawn Sedaghat own and control 69.1% of SEDA.
Consequently, Shapour and Shawn Sedaghat have the power indirectly to approve the Merger, and to elect all of ASC's directors and to effectively control ASC. See "SEDA Specialty Packaging Corp.-- Security Ownership of Certain Beneficial Owners and Management" and "American Safety Closure Corp.--Security Ownership of Certain Beneficial Owners and Management."

   13) RISK TO INVESTORS THAT SEDA MIGHT BE INVOLVED IN LEGAL PROCEEDINGS WITH ASC MANAGING PARTNERS. Counsel for ASC has written counsel for SEDA expressing ASC Managing Partners' concerns about the length of time required for registration of ASC Managing Partners' 82,500 shares. Although no action has been filed as to this claim, ASC Managing Partners may choose to sue SEDA. See "SEDA Specialty Packaging Corp.--Legal Proceedings."

   14) RISK TO INVESTORS AS A RESULT OF POSSIBLE VOLATILITY OF SEDA STOCK PRICE. The trading price of SEDA's Common Stock could be subject to wide fluctuations in response to such factors as, among others, variations in SEDA's anticipated or actual results of operations and market conditions in the plastics industry.

   15) RISK TO INVESTORS AS A RESULT OF SEDA SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market after the Merger could adversely affect, and even the potential for such sales may adversely affect, the market price of SEDA's Common Stock. As of June 1, 1996 3,160,000 shares of Common Stock were eligible for sale in the public market, subject to compliance with Rule 144. The 82,500 shares of SEDA belonging to ASC Managing Partners are being registered and will be available for sale when such registration statement becomes effective.

                                 CAPITALIZATION

         The following table sets forth the capitalization of SEDA as of March 31, 1996.


                                                              March 31, 1996
                                                              --------------
                                                                  Actual
                                                              (in thousands)
Debt:
   Current maturities of long-term debt ...............          $  3,557
   Current obligations under capitalized leases .......               483
   Line of credit .....................................               --
   Long-term debt .....................................            11,550
   Obligations under capital leases ...................               708
                                                                 --------
     Total debt .......................................            16,298
                                                                 --------
Stockholders' equity:
   Preferred Stock, $0.001 par value, 10,000,000 shares
     authorized; none outstanding .....................               --
   Common Stock, $0.001 par value, 30,000,000 shares
     authorized; 5,097,500 shares outstanding .........                 5
   Capital in excess of par value .....................            26,983
   Retained earnings ..................................            11,555
   Treasury stock, at cost, 13,000 shares .............              (962)
                                                                 --------
     Total stockholders' equity .......................            37,581
                                                                 --------
       Total capitalization ...........................          $ 53,879
                                                                 ========

                                 USE OF PROCEEDS

   The Company will not receive any of the proceeds of this offering. The proceeds of this offering will accrue solely to the benefit of the Selling Stockholders and the Selling Warrant Holders.

                            SELLING SECURITY HOLDERS

        The following presents certain information regarding the ownership of SEDA Common Stock to be received by ASC Managing Partners, the Selling Security Holder, assuming that all shares offered hereby are sold. The Selling Stockholder is a general partnership composed of David Kassel, Harry Goodman and Vincent Conti, certain former officers and directors of ASC, all of whom served in such capacities during the past three fiscal years, and Catherine Kassel; Tina Conti, Robert Gillings, Dorothy Goodman and Damon Testaverde.


                                  Amount of Common Stock Significantly           Amount of Common Stock Beneficially
                                         Owned Before Offering                           Owned After Offering
                                  ------------------------------------           -----------------------------------
                                    Number of             Percentage                         Number of       Percentage
                                    Shares of                 of               Shares        Shares of           of
                                   SEDA Common            Outstanding          to be           Common        Outstanding
Name of Selling Stockholder           Stock                 Shares              Sold           Stock           Shares
- ---------------------------          -------               --------            ------         ------           -------



ASC Managing Partners                 82,500                   *               82,500            0                *
c/o David Kassel
145 West 67th St., Suite 4D
New York, New York 10023

Name of Selling Warrant Holders
- -------------------------------
SUTRO & Co. Incorporated              75,000                   *               75,000            0                0
201 California Street
San Francisco, CA  94111

NatWest Securities Limited            75,000                   *               75,000            0                0
175 Water St.
New York, New York  10038

- ------------------------
* less than one percent.

                              PLAN OF DISTRIBUTION

         The Selling Stockholders and Selling Warrant Holders may sell all or a portion of the Common Stock offered hereby from time to time in brokerage transactions in the over-the-counter market prices at terms prevailing at the times of such sales. The Selling Stockholders and Selling Warrant Holders may also make private sales directly or through brokers or make sales pursuant to Rule 144 under the Securities Act. The Selling Stockholders and Selling Warrant Holders may individually pay customary brokerage commissions and expenses. In connection with any sales, the Selling Stockholders and Selling Warrant Holders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed underwriting commissions under the Securities Act. The Selling Stockholders and Selling Warrant Holders may utilize The Damon Group as a broker to effectuate sales for them.

        Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of the Common Stock of the Company offered by this Prospectus (other than any broker-dealer qualifying as a "passive market-maker" and effecting transactions in accordance with Rule 10b-6A under the Exchange
Act) may not simultaneously engage in market making activities with respect to the Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, without limiting the foregoing, each Selling Stockholder and Selling Warrant Holders will need to comply with the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Common Stock by such Selling Stockholders and Selling Warrant Holders.

                            DESCRIPTION OF SECURITIES

         The Company's authorized capital stock consists of 30,000,000 shares of common stock, $0.001 par value per share (the "Common Stock") and 1,000,000 shares of Preferred Stock, $0.001 par value (the "Preferred Stock").

COMMON STOCK

         At June 6, 1996, there were 5,097,500 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any Preferred Stock rights, preferences and privileges of holders of Common Stock will be subject to the rights of the holders of shares of any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

         The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, par value $0.001 per share. The Board of Directors is authorized, subject to any limitations prescribed by the laws off the State of Delaware, but without further action by the Company's stockholders, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of any such series (but not below the number of shares of such series then outstanding) without further vote or action by the stockholders.

         There are no shares of Preferred Stock outstanding. The Board of Directors may authorize and issue additional Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock, in addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

WARRANTS

        In connection with its initial public offering ("IPO") of its Common Stock in October 26, 1993, SEDA granted to Sutro & Co. and NatWest Securities Limited, its underwriters in the IPO, warrants to purchase up to 150,000 shares of Common Stock at a price equal to the greater of $16.80 per share or the closing price of the Common Stock as reported on the NASDAQ NMS on the date of exercise less $10.00. These warrants are exercisable for a period of four years from the IPO date. These warrants were allocated as between the said Underwriters on the basis of 75,000 shares per warrant to each such Underwriter.

DIVIDENDS

         Except for the S Corporation distributions prior to the Company's IPO, described herein, the Company has not paid cash dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain earnings for use in its operations and the expansion of its business.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

         The following unaudited pro forma financial statements give effect to the acquisition of ASC by SEDA through the merger of a SEDA subsidiary with and into ASC in a transaction accounted for as a purchase. The acquisition by SEDA of 100% of ASC will be accomplished through a series of transactions, three of which occurred in 1995 and have resulted in SEDA's ownership of 86% of the outstanding common stock of ASC during 1995. The acquisition of the remaining 14% interest in ASC is contemplated by this registration statement. The three transactions in 1995 were as follows:

                                                                                                            Cumulative
        ASC common stock                      Consideration received by                                     ownership
        purchased by SEDA                     ASC or ASC Shareholders                                       by SEDA
        -----------------                     -----------------------                                       ----------
 1.     102,000 shares purchased in the       $147,000 in cash                                                  3%
        open market
 2.     6,192,000 newly issued shares         $2,354,000 received by ASC, comprising equipment                 68%
                                              contributed to ASC ($1,525,000), forgiveness of ASC
                                              debt to SEDA ($497,000) and related acquisition costs
                                              ($332,000, which amount includes $102,000 incurred in
                                              1994)
 3.     1,656,127 shares from ASC Managing    $1,699,688 comprising cash ($1,050,000) and 82,500               86%1
        Partners                              shares of SEDA common stock (valued at $7-7/8 per
                                              share, the average of the closing bid and ask prices on
                                              July 5, 1995)

The final transaction to acquire the remaining 14% interest in ASC will require the issuance of approximately 163,000 shares of SEDA common stock in exchange for the approximately 1,304,000 shares of ASC common stock held by the public. The estimated consideration of $2,907,000 comprises the 163,000 shares of SEDA common stock valued at $15 11/16 per share (the average of the closing bid and ask prices at March 29, 1996) and estimated acquisition costs of $350,000.

         The following unaudited pro forma balance sheet is based upon SEDA's unaudited consolidated balance sheet at March 31, 1996, which already reflects SEDA's 86% ownership of ASC, adjusted to include the pro forma effects of the acquisition by SEDA of the remaining 14% minority interest as of March 31, 1996.

         The following unaudited pro forma statement of income for the year ended December 31, 1995 is based on the individual statements of income of SEDA and ASC. The SEDA consolidated statement of income for the year ended December 31, 1995 includes the results of ASC from June 22, 1995, the date on which SEDA acquired a majority ownership of ASC, through December 31, 1995. The statement of operations of ASC has been adjusted to reflect the results of operations for the period from January 1, 1995 to June 22, 1995. The following pro forma unaudited statement of income combines the results of operations of SEDA for the year ended December 31, 1995 (which includes the results of approximately six months of ASC operations) and the results of operations of ASC for the period from January 1, 1995 to June 22, 1995, as if all transactions leading to SEDA's 100% ownership of ASC had occurred on January 1, 1995.

         The following unaudited pro forma statement of income for the three months ended March 31, 1996 is based on the unaudited consolidated income statement of SEDA for that period, which includes the results of ASC, as if all transactions leading to SEDA's 100% ownership of ASC had occurred on January 1, 1996.

         The unaudited pro forma statements of income are not necessarily indicative of operating results which would have been achieved had the merger been consummated as of the beginning of such period and should not be construed as representative of future operations.

         The unaudited pro forma financial statements include pro forma adjustments made to reflect the acquisition of ASC as contemplated, which may differ from the actual adjustments made at the time the transaction is consummated.

         The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and the related notes thereto of SEDA and ASC.





____________________

  The 86% figure reflects actual ownership and does not include the 339,250 Employee Proxy Shares, which if included would result in SEDA owning and controlling 89.5% of the total ASC shares currently outstanding.

                       SEDA SPECIALTY PACKAGING CORP. AND
                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY
                   Unaudited Pro Forma Combined Balance Sheet
                                 (In thousands)

                                                                          Consolidated
                                                                              SEDA
                                                                            March 31,            Pro Forma
                                                                              1996              Adjustments             Pro Forma
                                                                            (Note 1)              (Note 2)              Combined
                                                                            --------              --------              --------
          Assets

            Current assets:
                Cash and cash equivalents                                       $2,430                 $(63)                $2,367
                Accounts receivable, less allowance
                  for doubtful accounts                                          9,702                   --                  9,702
                Inventories                                                      6,845                   --                  6,845
                Prepaid expenses and other current                                 584                   --                    584
                  assets
                Deferred income taxes                                            1,030                   --                  1,030
                                                                               -------               ------                 ------
                    Total current assets                                        20,591                  (63)                20,528
            Property, plant and equipment, net                                  42,609                4,352                 46,961
            Other assets                                                         1,019                 (287)                   732
                                                                               -------               ------                -------
                                                                               $64,219               $4,002                $68,221
                                                                               =======               ======                =======
            Liabilities and Stockholders' Equity

                Current liabilities:
                   Accounts payable                                             $3,739                $  --                 $3,739
                   Income taxes payable                                            532                   --                    532
                   Accrued liabilities                                           1,664                   --                  1,664
                   Current portion of long-term debt                             3,557                   --                  3,557
                   Current portion of obligations under capital
                       leases                                                      483                   --                    483
                                                                                ------               ------                -------
                      Total current liabilities                                  9,975                   --                  9,975
                Long-term debt                                                  11,550                   --                 11,550
                Obligations under capital leases                                   708                   --                    708
                Deferred income taxes                                            4,104                1,746                  5,850
                                                                               -------               ------                -------
                      Total liabilities                                         26,337                1,746                 28,083
                                                                               -------               ------                -------

                Minority interest in consolidated
                  subsidiary                                                       301                 (301)                    --
                                                                                ------               ------                 ------
                Stockholders' equity:
                   Preferred stock                                                  --                   --                     --
                   Common stock                                                      5                   --                      5

                   Capital in excess of par value                               26,983                2,557                 29,540
                   Retained earnings                                            11,555                   --                 11,555
                   Treasury stock                                                 (962)                  --                   (962)
                                                                               -------               ------                -------
                      Total stockholders' equity                                37,581                2,557                 40,138
                                                                               -------               ------                -------
                                                                               $64,219               $4,002                $68,221
                                                                               =======               ======                =======

- --------------------

Note 1 - The consolidated balance sheet of SEDA at March 31, 1996 reflects SEDA's 86% ownership of ASC acquired during 1995.

Note 2 - The pro forma balance sheet has been prepared to reflect the acquisition of the remaining 14% minority interest in ASC for approximately 163,000 shares of SEDA common stock valued at $2,557,000 ($15 11/16 per share - the average of the closing bid and ask price of SEDA common stock at March 29, 1996) and $350,000 of related acquisition costs, of which $287,000 were deferred as of March 31, 1996. The aggregate purchase price of $2,907,000 was allocated to the assets and liabilities acquired based on fair values. The excess of purchase price over the net book value of the assets and liabilities acquired at March 31, 1996 was primarily attributable to property, plant and equipment and a related liability for deferred taxes.

                       SEDA SPECIALTY PACKAGING CORP. AND
                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY

                Unaudited Pro Forma Combined Statement of Income
                    (In thousands, except per share amounts)




                                                SEDA                ASC
                                             12 Months          Period From
                                                Ended        January 1, 1995        Pro Forma
                                            December 31,        to June 22,        Adjustments      Pro Forma
                                                1995               1995              (Note 1)        Combined
                                            ------------       ------------          --------        --------
 Net sales                                       $41,676             $ 4,072     $       --        $   45,748
 Cost of sales                                    28,895               3,427           607 (a)         32,929
                                                 -------            --------       -------            -------
 Gross profit                                     12,781                 645          (607)            12,819

 Selling, general and administrative
    expenses                                       5,470                 804          (132)(b)          6,142
                                                 -------            --------        ------            -------
    Income (loss) from operations                  7,311                (159)         (475)             6,677
 Interest expense                                  1,422                 230            --              1,652
 Interest income                                    (167)                 --            --               (167)
 Other expense (income)                              (30)                 33            --                  3
                                                 -------            --------      --------           --------
    Income before income taxes                     6,086                (422)         (475)             5,189

 Provision for income taxes                        1,951                  --          (359)(c)          1,592
                                                 -------            --------        ------            -------
    Net income (loss)                            $ 4,135            $   (422)      $  (116)           $ 3,597
                                                 =======            ========       =======            =======
 Earnings (loss) per common and
    common equivalent share                      $  0.82            $  (0.10)                         $  0.68
                                                 =======            ========                          =======
 Weighted average number of
    common and common equivalent
    shares                                         5,061               4,339        (4,134)(d)          5,266
                                                ========            ========       =======           ========

_________________

Note 1- The pro forma statement of income gives effect to the following pro forma adjustments necessary to reflect the acquisition of 100% of ASC, representing the 86% actually acquired during 1995 and the remaining 14% as outlined in the Merger Agreement, as though all transactions leading to the acquisition of 100% of ASC had occurred January 1, 1995:

  a. Additional depreciation expense of $807,000, resulting from increased basis of property, plant and equipment acquired of $6,037,000. Depreciation is calculated on a straight-line basis over the remaining estimated useful lives of approximately 6 years. Also includes an inventory fair value adjustment of $200,000;
  b. Adjustments to record accounts receivable and accrued liabilities at fair value at the date of acquisition;
  c. Reduction of provision for income taxes to reflect a consolidated tax provision; and
  d. Amount represents the aggregate of (i) the 82,500 SEDA common shares issued during 1995 in connection with the acquisition of 86% of ASC that would have been outstanding for the entire year (42,000 shares), (ii) the SEDA common shares assumed to be issued to ASC shareholders for the remaining 14% minority interest (approximately 163,000); and (iii) elimination of ASC shares (4,339,000).

                       SEDA SPECIALTY PACKAGING CORP. AND
                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY

                Unaudited Pro Forma Combined Statement of Income
                    (In thousands, except per share amounts)




                                                 SEDA
                                                3 Months
                                                  Ended           Pro Forma
                                                March 31,       Adjustments      Pro Forma
                                                  1996           (Note 1)        Combined
                                              ------------       --------        --------
 Net sales                                       $14,943       $      --        $    14,943
 Cost of sales                                     9,999             155(a)          10,154
                                                 -------         -------            -------
 Gross profit                                      4,944            (155)             4,789

 Selling, general and administrative
    expenses                                       2,113              --              2,113
                                                 -------          ------            -------
    Income (loss) from operations                  2,831            (155)             2,676
 Interest expense                                    336              --                336
 Interest income                                     (26)             --                (26)
                                                 -------        --------           --------
    Income before income taxes                     2,521            (155)             2,366

 Provision for income taxes                          933             (62)(b)            871
                                                 -------          ------            -------
    Net income (loss)                            $ 1,588         $   (93)           $ 1,495
                                                 =======         =======            =======
 Earnings (loss) per common and
    common equivalent share                      $  0.30                            $  0.28
                                                 =======                            =======
 Weighted average number of
    common and common equivalent
    shares                                         5,218             163 (c)          5,381
                                                ========         =======           ========

_________________

Note 1- The pro forma statement of income gives effect to the following pro forma adjustments necessary to reflect the acquisition of 100% of ASC, representing the 86% actually acquired during 1995 and the remaining 14% as outlined in the Merger Agreement, as though all transactions leading to the acquisition of 100% of ASC had occurred January 1, 1996:

  a. Additional depreciation expense of $155,000, resulting from increased basis of property, plant and equipment acquired of $6,037,000. Depreciation is calculated on a straight-line basis over the remaining estimated useful lives of approximately 6 years;
  b. Reduction of provision for income taxes as a result of increased depreciation expense for the period;
  c. SEDA common shares assumed to be issued to ASC shareholders for the remaining 14% minority interest (approximately 163,000).

                         SEDA SPECIALTY PACKAGING CORP.

BUSINESS AND PROPERTIES OF SEDA

         SEDA Specialty Packaging Corp. ("SEDA") develops, manufactures and sells specialty plastic packaging products to the personal care, food and beverage, household and industrial chemical and pharmaceutical industries. SEDA's products consist of lined and linerless plastic caps and closures, flexible plastic tubes, plastic bottles and custom plastic products offered in a broad variety of sizes with diverse choices of color and printing. SEDA focuses on customers who require shorter lead times, superior product quality, uniform appearance, customized service and flexible delivery schedules. SEDA's strategy is designed to respond to these key factors in order to position SEDA as a preferred supplier in the highly competitive industries in which it operates.

         On July 19, 1994, SEDA's stockholders approved the reincorporation of SEDA in the State of Delaware. Such reincorporation was effected on August 1, 1994. As a result of the reincorporation, each outstanding share SEDA's no par value common stock was exchanged for one share of $0.001 par value common stock of the Delaware corporation. The total number of common shares outstanding at the date of the reincorporation was 5,015,000.

         SEDA's executive offices are located at 2501 West Rosecrans Boulevard, Los Angeles, California 90059-3510 and its telephone number is (310) 635-4444.

         GENERAL

         SEDA was founded in 1984 by Shapour Sedaghat who has had over 35 years of prior experience in the specialty plastics packaging industry, including the formation and management of a group of specialty plastic packaging companies. SEDA's management team has substantial experience in the specialty plastic packaging industry which provides SEDA with valuable experience in the industries in which it competes.

         Originally focusing on plastic closures, SEDA grew rapidly in terms of revenues and product lines, adding a family of flexible tubes and new plastic custom products in 1990 and plastic bottles in 1995. In order to continue its rapid growth, management carefully evaluates SEDA's product lines in an effort to capture higher market share while maintaining or increasing gross margins. Examples include the ongoing development of new high margin products such as tamper-evident and break-away screw caps and plastic child-resistant closures.

         Plastic closures are used to cap primarily plastic containers which store a wide variety of cosmetic, food, chemical and other commercial and industrial products. Each closure and container must be designed and engineered to meet specific use requirements mandated by the type of container and nature of its contents. Over the years, rigid and flexible plastic containers have experienced significant growth in market share at the expense of other materials such as glass and metal. Advantages of plastic containers include durability, resistance to denting and breakage, and compatibility with many products. Furthermore, they are lightweight, an important factor in the transportation- sensitive packaging industry, and can be produced in a variety of colors.

         Plastic closures for plastic containers have distinct advantages over other materials such as metal and metal composite closures. Market surveys indicate that the performance advantages, design flexibility, value added characteristics (e.g., aesthetics, convenience, protective features) and lower overall costs of plastic closures and reduced applications of other materials as a result of the widespread market penetration of plastic containers have driven the demand for plastic closures. Since the manufacturing process required to produce plastic closures substantially differs from that used to produce plastic containers, many manufacturers of plastic products have focused on one but not both areas of this market. Therefore, as the market for plastic containers has grown, demand for products provided by plastic closure manufacturers has dramatically risen.

         Flexible plastic tubes encase a variety of products including lotions, creams, shampoos, foodstuffs, adhesives and household chemicals. The non-corrosive and lightweight nature of these products and the ease in product dispensing provide distinct competitive advantages over other types of tube materials. The tubes can be produced in a variety of colors, can be easily and attractively decorated and do not require lining or interior surface treatment to contain most products.

         STRATEGY

         In general, end users of specialty plastic packaging products evaluate potential vendors according to factors such as product quality, responsiveness, customer service and price. SEDA's strategy is designed to respond to these factors, thus positioning SEDA as a preferred supplier in the highly competitive industries in which it operates. The key elements of SEDA's strategy are as follows:

# High Quality and Uniform Products. SEDA believes that its commitment to quality is a key component of its success to date. Management believes that its customers typically expect a low product defect rate and high quality product aesthetics. In the specialty plastic packaging industry, a high defect rate can mean a delay in product shipment and higher production costs while poor product aesthetics may depress product sales. SEDA believes it differentiates itself from its competitors through the utilization of production and training techniques designed to produce a high quality product conforming to a customer's design specifications. SEDA is able to maintain product quality, reduce defects and thereby increase demand for its products by
         (i) utilizing technologically advanced machinery and production techniques, (ii) employing advanced testing equipment and methods,
         (iii) offering an in-house graphics capability that ensures that the product's printing and graphics comply with its customer's aesthetic demands and (iv) promoting a total quality management program.

# Flexible and Customized Service. Management has structured SEDA's operations in a manner that promotes rapid responsiveness to constantly changing client needs by providing customers with direct access to key operations personnel within SEDA. Since many specialty plastic packaging product companies market similar product lines, management believes that customers often select suppliers on the basis of service factors. Management's experience indicates that as the plastics industry has grown, the largest plastic packaging product manufacturers have often demonstrated an unwillingness or inability to react quickly and responsively to the varying demands of many customers. This has created opportunities for SEDA to increase market share by catering to the service expectations of these customers.
         SEDA has developed the ability to adjust production delivery schedules to meet the needs of those customers who have in turn made aggressive delivery commitments for their goods. SEDA's in-house graphics capability affords it the ability to generally incorporate a customer's last-minute printing changes and still meet its production needs.

# Reliable and Timely Delivery. SEDA believes its low lead times (the period from customer order to delivery) provide it with a competitive advantage in customer service. Intense efforts are made to provide the customer with high quality products by the designated delivery date. SEDA seeks to maintain this level of service through careful evaluation of its production process and the cultivation of close relationships with actual and potential customers. By working closely with a customer, SEDA attempts to ensure that design specifications and delivery schedules are met without the cost and loss of reputation associated with the initial production of nonconforming product. Furthermore, utilization of automated high quality production lines helps maintain lead times and low defect rates.

#        Low  Delivered  Cost.  SEDA strives  to  achieve  low  delivered costs to its customers. SEDA has located its manufacturing operations in areas with high-quality and relatively low-cost labor and has equipped its facilities with technologically advanced, cost-effective machinery. In an effort to control costs, SEDA's engineering department carefully evaluates SEDA's production process and often makes technical modifications and adjustments to reduce costs and improve production speed. Examples include mold dedication and maximization of mold output; SEDA generally dedicates one mold to one machine which reduces
         machine   downtime,   and over time it has been able to add molds with
         higher cavity capacity, thus improving yield, gross margins and lead times. Additionally, SEDA's technical staff has improved the automated nature of its machines which reduces the number of employees required to operate them, thus decreasing costs and improving margins. SEDA's in-house scrap recycling program and the resulting savings from reduced scrap and rework exemplifies SEDA's ability to control its costs.

         To further allow it to price competitively, SEDA utilizes a low overhead internal marketing program. Direct selling activities, because of the higher cost-per-sale and personnel requirements, are generally reserved for large established accounts and prospective customers with strong sales potential. By utilizing more economical means of marketing such as telemarketing and distributors, SEDA supports field selling activities by prescreening prospective customers and identifying potential accounts that warrant direct sales calls.

# Focus on Market Opportunities. SEDA's advanced technological design capabilities, manufacturing techniques and industry experience afford it the ability to develop a wide variety of specialty plastic packaging products. SEDA evaluates customer demand in an effort to apply its expertise to introduce selected new
         products  designed  to  meet  consumer  needs   in instances   where
         SEDA's margins are improved or sustained. For example, recognizing that the largest growth in plastic closures is expected to be in the market for tamper-evident closures, SEDA has introduced a line of tamper-evident closures for use in
         pharmaceutical  and   food   and   beverage applications. This
         flexibility extends beyond plastic closures and tubes - SEDA produces and supplies pizza trays and plastic lid supports for pizza boxes for end-user customers. SEDA's market information is based on Industry Study #385, plastic and competitive caps and closures to 1995, dated September 1991.

        PRODUCTS

        Plastic Closures

        SEDA's primary plastic closure product is a plastic screw cap which is fabricated in a wide variety of sizes and is adaptable to glass and metal as well as plastic containers. With specialized liners or inner seals, SEDA's screw caps are also capable of sealing containers to prevent leakage, spoilage and product tampering. For the year ended December 31, 1994, approximately 95% of SEDA's screw caps were manufactured with liners or seals. SEDA offers these closures with diverse choices of styles, in a broad variety of colors and sizes ranging in diameter from 28 millimeters to 110 millimeters.

        SEDA also has a line of tamper-evident caps which include snap-on caps with tear skirts. These products, with broad applications in food, beverage and pharmaceutical packaging, have emerged as an ideal type of tamper-evident closure due to the favorable cost efficiencies and ease of use in packaging processes.

        SEDA also plans to develop a line of plastic child-resistant closures. Mandatory governmental regulations aimed at preventing access by children to potentially dangerous consumer substances have been the major impetus behind a steadily increasing market for child-resistant closures. Currently, these packaging safeguards must be incorporated on all containers holding certain prescription drugs, over-the-counter medicines and toxic household chemicals. Management believes that the demand for such closures should continue to rise due to the expanding use of plastic bottles for toxic household and automotive chemicals and a rising use of pharmaceuticals.

        Flexible Tubes

        SEDA's flexible plastic tubes can be processed in a variety of diameters and lengths and can be fitted with a number of plastic closures, such as flip-top or screw caps. Generally, the capacity of these tubes ranges from
0.5 to 9.5 fluid ounces.

        The finished tubes are printed with the customer's labeling on-site at SEDA's facility. SEDA manufactures its own printing plates pursuant to the customer's design specifications and all requested printing work is done on-site. As a result, design modifications or additions can be quickly and easily made as opposed to subcontracting these changes. This improves lead times and customer relations and provides SEDA with what it believes is a distinct competitive advantage.

        SEDA continually examines new applications for its tube products. For example, SEDA produces a line of co-extruded, multi-layered tubes designed to provide greater product protection and produces barrier capabilities. These tubes are designed to be used in applications such as toothpaste and certain foods and medicinal products. SEDA believes that these tubes may provide additional market opportunities.

        Plastic Bottles

        SEDA entered the plastic bottle market in 1995 with a line of polyethylene terephthalate ("PET") bottles designed for specialty water products. The bottles are produced in 0.5, 1.0 and 1.5 liter sizes.

        Custom Products

        SEDA's technological design capabilities and production techniques are applicable to a wide range of custom plastic products. Current custom products include pizza trays and plastic lid supports for pizza boxes which SEDA manufactures for use by end-user customers.

        SEDA also provides design assistance to customers in connection with the production of their custom products. SEDA's technical specialists work closely with customers in structuring initial production, labeling and delivery specifications for the introduction of new product lines. Management believes this production assistance is an important feature of SEDA's customer support program and helps attract customers seeking custom product manufacturing.

        INDUSTRIES SERVED

        SEDA's flexible tubes and its plastic closures are used to package a wide variety of products, such as personal care items, foods and beverages, household and industrial chemicals and pharmaceuticals. SEDA's flexible tubes, closures and custom products are sold directly through SEDA's in-house sales force and indirectly through distributors. During the year ended December 31, 1994, SEDA sold products through a national distribution network which included over 70 distributors; approximately 80% of closures and 10% of tubes during the same period were sold through distributors. Since SEDA prints nearly all tubes it manufactures, it is able to specifically identify the industry in which the tubes are to be used. However, since closures are not printed and distributors buy closures for a variety of users, SEDA is unable to identify with certainty which industries are served by those distributors.

        Personal Care

        SEDA's closures and tubes are used for personal care products such as shampoos, sunscreens, hair gels and facial scrubs. Demand for plastic containers in the personal care industry is driven by considerations of safety, cost, convenience, product aesthetics and lower weight.

        Food and Beverage

        Uses of SEDA's products in the food and beverage area include products such as ketchup, vegetable oil, water and other food products. As consumers are becoming more reliant on easy-open, easy-handling food containers, use of plastic dispensing closures and flexible containers is expected to increase. Recognizing that the largest growth is expected to be in the market for tamper-evident, tear-away plastic closures for beverages, SEDA currently has under development a family of such products which SEDA expects will contribute to sales growth. SEDA also produces custom plastic products for use in the pizza industry.

        Household and Industrial Chemical

        SEDA's products are used in applications such as detergents, soaps, cleaning preparations and automotive additives. Studies indicate that this segment of SEDA's business has exhibited the most dramatic change-over to plastic containers of all consumer goods segments in recent years as products traditionally packaged in paper boxes, aerosol cans and glass and metal containers are now being sold in plastic containers.

        Pharmaceutical

        SEDA's products are used for such medicinal and pharmaceutical preparations as skin ointments, vitamins, prescription drugs, and medicinal oils and creams. According to industry studies, the demand for plastics in medical packaging is driven in large part by the overall aging of the population. As people become older, they suffer from an increased number of diseases and medical conditions requiring advanced drug therapy, translating into an increased demand for packaging. Based on market data, management believes that plastic closures with tamper evident safeguards will provide the best opportunities in this segment. As a result, SEDA has introduced a family of such closures.

        MANUFACTURING

        The manufacture of plastic closures involves conversion of a plastic raw material (polypropylene or polyethylene) into a closure through an injection molding process. The raw material is heated to the melting point, injected into several cavities within a mold and cooled to become a finished product. Operating efficiencies and costs are affected by the cycle time, the number of cavities within the mold and the product defect rate.

        The manufacture of flexible plastic tubes involves three steps: (i) extrusion, (ii) heading and (iii) custom decoration. Plastic extrusion is the process in which continuous shapes are formed by forcing viscous plastic resin through a die. Plastic resins are heated and pushed through a die by the extruder, which melts and mixes the material. The tube is then cooled and cut to predetermined lengths. The tubes are then "headed," a process where molten plastic is compression molded to the end of the hollow tube. Heading is a complex process and production capacity can be limited by the technical capability of a manufacturer's heading equipment. SEDA has invested in advanced heading machines which are state-of-the-art lines capable of heading 80,000-100,000 two inch tubes per day with a near zero defect rate. The machine was originally designed by Andreas Iseli, SEDA's Vice President of Operations, Tube Division, during the term of his previous employment with Aisa, Switzerland. Mr. Iseli is also responsible for overseeing technical modifications to the extrusion and heading process which SEDA believes substantially improves product quality, uniformity and defect rates.
Management believes that the use of these machines provides it with a distinct advantage over the flexible tube manufacturers utilizing less sophisticated equipment. The final step in the manufacture of flexible tubes is the printing of the customers' labeling which is done on-site at SEDA's facility. SEDA works closely with the customers in the printing process, utilizing its own printing plates to ensure quality and consistency. By performing the entire flexible tube manufacturing process in-house, SEDA can quickly and easily meet the design and manufacturing specifications of its customers.

        The manufacture of PET bottles involves the conversion of a plastic raw material (PET) into a bottle through a combined injection molding and stretch-blow molding process.

        The conversion of raw materials into finished plastic components is a highly capital equipment intensive process. Recognizing that faster production capacity, low scrap rates and lower defect rates are critical to competing in these segments of the plastics industry, SEDA has made substantial investment in state-of-the-art automated machinery. When evaluating the purchase of new machinery, SEDA examines the machines specifications and thereafter provides the manufacturer with a list of design modifications if required. With these adjustments, the machine becomes "custom" in nature and thereby further differentiates SEDA from its competitors. This redesign process is based on knowledge and information gained by SEDA's founders and engineering department from their years of experience in the plastics industry.

        SEDA's manufacturing processes incorporate quality control, testing and engineering procedures to assure compliance with customer requirements. These procedures commence with certification of raw materials and include in-process measurement and control and performance testing of finished products. Product quality is controlled with an on-line testing process coupled with spot checking of finished goods prior to shipment. The production process is carefully scrutinized to determine if technical changes must be made or further capital expenditures are required. In addition, SEDA conducts extensive training of its personnel to ensure that a high level of technical competence is maintained.

        SEDA maintains product liability and errors and omissions insurance against the possibility of defective product claims.

        MARKETING

        SEDA's line of plastic closures and custom products are sold through its sales force consisting of a five person in-house sales staff and indirectly through a network of over 70 distributors located throughout the United States. Plastic tubes are sold directly through its in- house sales force and also through SEDA's 50%-owned subsidiary, Tube Tech, which employs two in-house sales personnel. Mr. Kearsey and SEDA own equal shares of Tube Tech.

        Management expects that over time a higher percentage of SEDA's sales will be made by SEDA's in-house sales force. In 1994, SEDA expanded its in-house sales and marketing organization through the addition of personnel with significant experience in the industry.

        In order to allow SEDA to price competitively, SEDA has utilized a low overhead internal marketing program. Direct selling activities, because of the high cost and extensive manpower requirements, are generally reserved to large established accounts and prospective customers with good sales potential. By utilizing more economical means of marketing such as telemarketing, authorized representatives and distributors, SEDA can support field selling activities by prescreening prospective customers and identifying potential accounts that warrant in-person visits.

        RAW MATERIALS

        The primary raw materials used by SEDA in the manufacture of its products are various plastic resins, primarily polyethylene and polypropylene, and various closure lining materials. Because plastic resins are commodity products, SEDA selects its suppliers primarily on the basis of price. Consequently, SEDA's sources for plastic resins tend to vary from year to year. Substantially all of SEDA's suppliers of plastic resins manufacture their plastic resins in the United States and most of SEDA's suppliers of plastic resins produce the full range of plastic resins used by SEDA. Shortages of plastic resins have, historically, been infrequent.

        The primary plastic resins used by SEDA are produced from petrochemical intermediates derived from products of the natural gas and crude oil refining processes. Natural gas and crude oil markets have in the past experienced substantially cyclical price fluctuations as well as other market disturbances including shortages of supply, changes in OPEC policy and crises in the oil producing regions of the world. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are also subject to cyclical and other market factors. Consequently, plastic resin prices may fluctuate as a result of natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. SEDA experienced significant price increases for its plastic resins in 1994. Although demand will continue to influence the cost of plastic resins in the future, SEDA has taken steps to protect itself against shortages, to the extent it considers appropriate, through contracted arrangements.

        Although SEDA is not generally bound by fixed price contracts with its customers, it may not always be able to pass through increases in the cost of its raw materials to its customers in the form of price increases. To the extent that increases in the cost of plastic resin cannot be passed on to its customers, such increases may have a material adverse impact on the profitability of SEDA due to decreases in its profit margins.

        SEDA currently purchases the polyethylene used by it in the manufacture of its flexible plastic tubes and PET for its plastic bottles from a limited number of sources. Although SEDA has been able to obtain this material in the ordinary course of its business and while it believes that it can access alternative sources on reasonable notice, any interruption in deliveries of such materials would have a material adverse effect on SEDA's level of sales and its near-term results of operations. Although SEDA currently purchases the majority of the polypropylene used in the manufacture of its closures from a single supplier, it believes it can obtain the material from a large number of alternative suppliers. The delay in shipments of such material would have an adverse effect on SEDA's ability to deliver products until alternative sources are located.

        With respect to caps, SEDA has pursued a program of expanding its scrap resin reprocessing capacity for the recycling of internally generated scrap generated in connection with the production of closures.

        COMPETITION

        Competition in the industries in which SEDA operates is intense. Many of SEDA's competitors are more established and have greater name recognition and marketing resources than SEDA. SEDA believes that competition for plastic closures and tubes is based primarily on lead times, responsiveness, quality, customer service, and price. SEDA believes that it competes favorably with respect to these factors.

        With respect to competition in the plastic closure market, management believes it competes with over 100 firms in the United States. The market is dominated by several large companies, which SEDA believes command over 80% of the market share. With respect to tube sales, the industry is generally characterized by competition from three large companies, American National Can, Tubed Products and Thatcher Tubes, who command over 90% of market share.

        Many of SEDA's competitors have greater financial resources than those available to SEDA and certain competitors spend substantially greater amounts for advertising and promotion. Furthermore, the standard screw top closure market tends to be more price sensitive than the other markets in which SEDA competes. At times in the past SEDA has had to lower prices on these products to retain market share which has had an adverse effect on profit margins for these products. There can be no assurance that such price competition will not recur in the future.

        REGULATION AND ENVIRONMENTAL CONSIDERATIONS

        SEDA is currently not subject to any environmental proceedings. During the year ended December 31, 1994, SEDA did not make any material expenditures for environmental control facilities, nor does it currently anticipate any such future expenditures. Actions by Federal, state and local governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by SEDA or otherwise adversely affect the demand for its products. At present, environmental laws and regulations do not have a material adverse effect upon the demand for SEDA's products. SEDA is aware, however, that certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain plastic products that are among the types of products produced by SEDA. If such prohibitions or restrictions were widely adopted, such regulatory and environmental measures could have a material adverse effect upon SEDA. In addition, a decline in consumer preference for plastic products due to environmental considerations could have a material adverse effect upon SEDA.
In addition, certain of SEDA's operations are subject to Federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. While SEDA has not had to make significant capital expenditures for environmental compliance, it cannot predict with any certainty its future capital expenditure requirements relating to environmental compliance because of continually changing compliance standards and technology. SEDA does not have insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future.

        EMPLOYEES

        As of November 30, 1995, SEDA had approximately 290 employees, of whom 25 were engaged in executive, sales, technical and administrative functions and 265 in production. None of SEDA's employees is represented by a labor union. SEDA has not experienced any work shortages and considers its relations with its employees to be good.

        PROPERTIES

        SEDA currently owns a production, warehouse and distribution center of approximately 300,000 square feet located outside of Los Angeles, California. The property was acquired in April 1994 from a corporation controlled by Shapour Sedaghat, former Chairman of the Board, and his spouse in exchange for an unsecured promissory note in the principal amount of $1.6 million due in June 1995 bearing interest at 6% per annum and SEDA's assumption of the existing $4.7 million five-year note due to a financial institution with monthly payments of $39,033. At the closing of the transaction, which occurred in April 1994, SEDA paid $1 million to the financial institution to reduce the amount outstanding on the note. Prior to this transaction, SEDA leased the facility from the aforementioned company. SEDA believes this facility is sufficient for its current needs. The above referenced $1.6 million note was paid-off in June 1995. The value of the above referenced property was $6.3 million at the time of its acquisition by SEDA.


        LEGAL PROCEEDINGS

        On June 23, 1995, SEDA filed a complaint in the United States District Court for the Southern District of New York against ASC and other defendants in case no. 95-CIV. 4745(LMM) seeking a declaration by the Court that the Merger Agreement be amended with the consent of both Registrant's and ASC's Board of Directors and without the consent of any other parties. While this action was pending, the Court entered a temporary restraining order prohibiting the distribution of the shares and amounts held in escrow. SEDA also sought a preliminary injunction and a recision of the Merger Agreement. The Court subsequently denied SEDA's motion for an injunction prohibiting the release of the shares and amounts held in the escrow on the ground that SEDA had an adequate remedy at law in damages, and on July 5, 1995, the escrowed shares and amounts in escrow were distributed without SEDA's consent or approval and contrary to SEDA's declared and continuing opposition to such disbursement. SEDA takes the position that the release was invalid and illegal because the Merger Agreement had been amended on June 22, 1995 to eliminate the provision in the Merger Agreement which called for an involuntary transfer of the 1,656,127 ASC shares to SEDA if the Merger Agreement were not consummated by July 5, 1995.

        On October 24, 1995, a stipulation was filed with the Court, thereby settling the case and effectuating the consensual purchase of the 1,656,127 ASC shares by SEDA. Case No. 95-CIV 5209 brought in the United States District Court for the Southern District of New York, and Supreme Court for the State of New York, Index No. 120139/95 were also settled by stipulation on this date.

        On January 8, 1996, counsel for SEDA received the following letter from counsel for ASC Managing Partners:

                 "We have reviewed SEDA Forms S-1 and S-4. As stated in my letter to you dated December 29, 1995, please add the language of Paragraph 2 of the October 25, 1995

        Stipulation, which in fact, traces the language of Section 2.04 of the Restated Agreement and Plan of Merger, dated as of January 5, 1995. Paragraph 2 of the Stipulation specifically states:

                 "As required under Section 2.04 of the Restated Agreement and Plan of Merger (the "Merger Agreement") dated as of January 5, 1995 by and between SEDA Specialty Packaging Corp. ("SEDA"), SEDA ASC Acquisition Corp., and American Safety Closure Corp. ("ASC"), SEDA will use its best efforts to have a registration statement for the registration of 82,500 shares of SEDA issued to ASC Managing Partners filed under the Securities Act of 1933 with the Securities and Exchange Commission and declared effective by December 31, 1995, or sooner if feasible."

                 Additionally please state in the S-1 and S-4 that ASC Managing Partners claim that the 82,500 shares should have been registered on or before December 31, 1995 as stated in the Stipulation dated October 25, 1995 and that ASC Managing Partners may seek damages from SEDA due to this delay in registering the 82,500 shares.

        As you now have all of our comments to the S-1 and S-4 please file these documents and have the Securities and Exchange Commission ("SEC") declare ASC Managing Partners' 82,500 shares registered. Additionally, as stated in my December 29, 1995 letter we demand that the registration of the 82,500 SEDA shares be valued on the deadline date of December 31, 1995 (SEDA shares closed at $12.25 per share on December 29, 1995), rather than on some future unknown date of the actual registration. We also demand that interest be paid on the value of the shares from December 31, 1995 until the date that the SEC declares the filing effective, in order to maintain the present value of the shares for our clients. Furthermore, SEDA will be held accountable for all costs and damages resulting from the delay."

        On January 16, 1996, counsel for SEDA received the following letter from counsel for ASC Managing Partners:

                 "In response to your letter dated January 2, 1996 I have conducted research and determined that the amount of time your firm has had to prepare Forms S-1 and S-4 is more than sufficient. SEDA had knowledge of its obligation to prepare Forms S-1 and S-4 for a full year. In Section 2.04 of the Agreement and Plan of Merger, dated January 5, 1995, and again in the Restated Agreement and Plan of Merger, dated April 18, 1995, the parties agreed that SEDA would have the responsibility to "immediately file a [SIC] registration statement ... and shall use its best efforts to have such registration statement declared effective as expeditiously as possible."

                 Contrary to the accusations of your letter, we have used best efforts to help achieve the mutual goal of registering the 82,500 shares and have made several comments regarding the drafts of Forms S-1 and S-4. Please note that our comments are limited solely to information contained in Forms S-1 and S-4 pertaining to ASC Managing Partners ("Managing Partners"). In my letter dated December 29, 1995 and again in my letter dated January 3, 1996, I stated what my client expects to be included Forms S-1 and S-4. I have reviewed the drafts, and as of now, my only comments are the few inclusions I indicated in the above referenced letters.

                 In any event, once again, I expect the following language, tracing the language of the Stipulation and the Agreement and Plan of Merger, to be included in Forms S-1 and S-4:

                 "As required under Section 2.04 of the Restated Agreement and Plan of Merger dated as of January 5, 1995 by and between SEDA Specialty

                 Packaging Corp., SEDA ASC Acquisition Corp., and American Safety Closure, SEDA will use its best efforts to have a registration statement for the registration of 82,500 shares of SEDA Specialty Packaging Corp. issued to ASC Managing Partners filed under the Securities Act of 1933 with the Securities and Exchange Commission and declared effective by December 31, 1995, or sooner if feasible."

                 Additionally, I have indicated in my December 29, 1995 and January 3, 1996 letters that I expect Forms S-1 and S-4 to include that Managing Partners is entitled to receive damages from SEDA due to the delay from December 31, 1995 through the date the registration is filed with the SEC.

                 Furthermore, in order to help alleviate your confusion regarding the demands of my client, I will once again reiterate what is explained in my January 3, 1996 letter. On January 5, 1995 Managing Partners and SEDA entered into an Agreement and Plan of Merger. Pursuant to this Agreement, Managing Partners was to be paid cash and shares of SEDA in exchange for shares of American Safety Closure Corp. Under this January 5, 1995 Agreement it was anticipated that the registered SEDA shares were to be delivered by the Spring of 1995. After Federal Court litigation which resulted from your clients wanton disregard of its contractual obligations, Managing Partners agreed to extend the deadline for the registration of the SEDA shares to on or before December 31, 1995. Managing Partners settled the Federal Court litigation and signed the Stipulation dated October 25, 1995 in reliance on the fact that they would have the SEDA shares registered by December 31, 1995.

                 Managing Partners seeks two elements of damages from SEDA. First, my client demands that the 82,500 shares be valued on the deadline date of December 31, 1995, and again at the future date of actual registration. The price of the SEDA shares is subject to a market risk and in the event SEDA shares drop in value Managing Partners will hold SEDA accountable for the difference in price. If SEDA does not wish to guarantee the price of the 82,500 SEDA shares as of December 31, 1995, my client has advised me that Managing Partners would agree to receive an additional 165 registered SEDA shares for each day after the stipulated deadline date of December 31, 1995 until Forms S-1 and S-4 have been declared effective by the SEC. Secondly, as of December 31, 1995, Managing Partners would have the value of 82,500 SEDA shares. Managing Partners will not have this benefit until the 82,500 SEDA shares are registered. It would certainly be in the Court's discretion to order reimbursement to Managing Partners for the market risk and the loss of interest due to SEDA's breach of the October 25, 1995 Stipulation. Thus, at the very lease, I suspect you will want to share this with your client and not simply disregard the potential loss to SEDA as having "no basis".

                 Once again your client has ignored its contractual obligation. There is a Court Stipulation dated October 25, 1995 that your client has disregarded. When SEDA realized that it could not meet the deadline date to have the 82,500 SEDA shares declared effective by the SEC, SEDA should have renegotiated the Stipulation with Managing Partners. My client has advised me that it will seek Court assistance unless SEDA assures Managing Partners the full contractual benefits of the Stipulation. Not only will Managing Partners seek actual damages but it will seek punitive damages against your client due to SEDA's repeated wanton disregard of its contractual obligations."


                 On May 29, 1996, ASC Managing Partners, obtained an order to Show Cause from the United States District Court, Southern District of New York, case no. 95-CIV. 4745, requiring SEDA to Show Cause why SEDA should not be directed to register the 82,500 shares of SEDA stock which SEDA is required to register, sanctioning SEDA in the amount of $100,000 and requiring SEDA to pay ASC Managing Partners attorneys fees. A hearing on this Order to Show Cause was scheduled for June 10, 1996 but was subsequently adjourned.

MARKET FOR SEDA'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Since October 26, 1993, SEDA's Common Stock has been traded on the Nasdaq National Market under the symbol "SSPC". The following table sets forth the high and low closing sales prices for the Common Stock as reported by the Nasdaq National Market:


         1994                                                                  High        Low
         ----                                                                -------     --------
         First Quarter                                                       $24 3/4     $21
         Second Quarter                                                      $26 7/8     $13 3/4
         Third Quarter                                                       $17 1/4     $10 7/8
         Fourth Quarter                                                      $13         $ 9 55/64

         1995
         ----

         First Quarter                                                       $11 3/4     $ 9 3/8
         Second Quarter                                                      $11 1/4     $ 6 1/2
         Third Quarter                                                       $10 7/8     $ 7 3/8
         Fourth Quarter                                                      $13 1/2     $10 3/16

         1996
         ----

         First Quarter                                                       $17 3/4     $11 5/8
         Second Quarter (through June 6, 1996)                               $24         $16

         On January 5, 1995, the last full trading day prior to the first public announcement of the Merger, the last reported closing sales price was $11.25 per share. At May 31, 1996, there were approximately 25 shareholders of record and approximately 800 beneficial shareholders.

         Except for the S Corporation distributions prior to SEDA's initial public offering, described further herein, SEDA has not paid cash dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The present policy of SEDA is to retain earnings for use in its operations and the expansion of its business.

SELECTED FINANCIAL DATA

         The data set forth below should be read in conjunction with SEDA's Financial Statements and the notes thereto included elsewhere herein.


                                                           Three Months
                                                           Ended March 31,                      Year Ended December 31,
                                                           ---------------    ---------------------------------------------------

 (In thousands, except per share and percentage data)      1996      1995     1995        1994      1993        1992        1991
                                                           ----      ----     ----        ----      ----        ----        ----
                                                             (Unaudited)

 Operating Results:
 Net sales                                                $14,943    $8,363   $41,676    $30,400   $25,298     $17,386     $11,410
 Gross profit                                               4,944     2,499    12,781     11,959    10,550       7,170       4,349
    % of net sales                                           33.1%     29.9%     30.7%      39.3%     41.7%       41.2%       38.1%
 Income from operations                                     2,831     1,360     7,311      7,902     7,640       5,457       2,883
 Interest expense                                             336       281     1,422        987       983         982         867
 Income before income taxes                                 2,521     1,122     6,086      7,108     6,684       4,018       2,030
 Income taxes                                                 933       370     1,951      2,266     1,886         122          38
 Net income                                                 1,588       752     4,135      4,842     4,798       3,896       1,992

 Earnings per common and common equivalent share            $0.30     $0.15     $0.82      $0.94
 Weighted average number of common and common equivalent
 shares                                                     5,218     5,032     5,061      5,147

 Pro forma data (a):
    Pro forma provision for income taxes                                                             2,399       1,607         812
    Pro forma net income                                                                             4,285       2,411       1,218
    Pro forma earnings per common and common
     equivalent share                                                                                $1.20       $0.75       $0.38
    Weighted average number of common and
     common equivalent shares                                                                        3,556       3,202       3,202

 Financial Position:
 Working capital (deficiency)                             $10,616             $11,270    $11,070   $15,780    $(1,812)     $(2,179)
 Property, plant and equipment, net                        42,609              43,342     32,463    19,696      11,807       9,309
 Total assets                                              64,219              65,882     50,759    42,866      16,970      12,898
 Long-term debt and capital leases                         12,258              14,778      9,061     7,098       6,295       4,787
 Total stockholders' equity                                37,581              36,814     32,170    27,080       4,225       2,850

(a) - Prior to October 26, 1993, the effective date of the Company's initial public offering, the Company was exempt from payment of federal income taxes and paid certain state income taxes at a reduced rate as the result of an S Corporation election made by the Company. Pro forma income statement data reflects the estimated income tax expense that would have been recorded had the Company not been exempt from paying taxes under the S Corporation election. As a result of terminating the Company's S Corporation status in October 1993, the Company recorded a one-time non-cash charge of approximately $1.6 million against historical earnings for additional deferred taxes based upon the increase in the effective tax rates from the Company's S Corporation status (2.5%) to C Corporation status (40%).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with SEDA's Financial Statements and the notes thereto included elsewhere herein.

  RESULTS OF OPERATIONS

  SEDA's financial performance in 1995 and the first quarter of 1996 reflects the continued strength of the Company's core business as evidenced by demand for the Company's products from both new and existing customers. The results of operations of American Safety Closure Corp. ("ASC") and its subsidiary have been consolidated with the results of the Company commencing June 22, 1995. On June 22, 1995, SEDA acquired 65% of ASC, bringing its holdings to 68%. Prior to this date SEDA was seeking to abort the transaction via legal action. The acquisition of the remaining minority equity interest in ASC, including 18% of ASC acquired by SEDA after June 22, 1995, was the subject of litigation until October 1995. On a pro forma basis, if the acquisition of approximately 86% of ASC had occurred on January 1, 1995 and the results of ASC had been consolidated with SEDA for all of 1995, net sales, net income and earnings per share would have approximated $45.7 million, $4.0 million and $0.78, respectively. Refer to
Note 3 to the consolidated financial statements appearing elsewhere in this Registration Statement for further information regarding the acquisition and the pro forma data.

  As a result of the acquisition, the Company saw a significant increase in sales volume in the last six months of 1995 and in the first quarter of 1996. The acquisition of ASC also broadened the Company's family of products for both containers and closures. The Company's line of plastic containers was expanded in 1995 to include single- and double-wall plastic jars, plastic vials and polyethylene terephthalate ("PET") bottles in addition to the Company's flexible plastic tubes. The Company's line of plastic closures now includes more styles and sizes of stock and tamper-evident closures as well as a number of specialty closures. Additional custom products were also added to the Company's operations. The following is a percentage analysis of operating results for the periods indicated:

                                                    Three Months Ended
                                                        March 31,           Year Ended December 31,
                                                    ------------------     --------------------------
                                                    1996        1995       1995       1994       1993
                                                    ----        ----       ----       ----       ----
 Plastic containers                                  61.2%       59.3%      60.6%      62.1%      60.0%
 Plastic closures and custom products                38.8        40.7       39.4       37.9       40.0
                                                    -----       -----      -----      -----      -----
 Net sales                                          100.0       100.0      100.0      100.0      100.0
 Cost of sales                                       66.9        70.1       69.3       60.7       58.3
                                                    -----       -----      -----      -----      -----
 Gross profit                                        33.1        29.9       30.7       39.3       41.7
 Selling expenses                                     6.6         7.4        6.4        7.1        6.5
 General and administrative expenses                  7.6         6.2        6.7        6.2        5.0
                                                    -----       -----      -----      -----      -----
 Income from operations                              18.9        16.3       17.6       26.0       30.2
 Interest expense                                     2.2         3.4        3.5        3.2        3.9
 Interest income                                     (0.2)       (0.5)      (0.4)      (0.9)      (0.2)
 Other (income) expense                                --          --       (0.1)       0.3        0.1
                                                    -----       -----      -----      -----      -----
 Income before income taxes                          16.9        13.4       14.6       23.4       26.4

 Provision for income taxes (pro forma in 1993)       6.3         4.4        4.7        7.5        9.5
                                                    -----       -----      -----      -----      -----
 Net income (pro forma in 1993)                      10.6%        9.0%       9.9%      15.9%      16.9%
                                                    =====       =====      =====      =====      =====


  1995 COMPARED TO 1994

  Net sales for the year ended December 31, 1995 increased 37% to $41.7 million compared to $30.4 million for 1994. Approximately 44% of the 1995 increase in net sales was a result of the ASC acquisition. The remaining increases were largely due to increased demand from existing customers and an expanding customer base. Sales of containers increased 34% from $18.9 million in 1994 to $25.3 million in 1995 and sales of closures and custom products increased 43% from $11.5 million in 1994 to $16.4 million in 1995. Container and closure unit volumes increased approximately 46% and 37%, respectively from 1994 to 1995. Changes in per-unit prices for 1995 as compared to 1994 were largely a result of changes in product mix with the addition of ASC products and a higher percentage of tubes sold with customer requested third-party dispensing closures.

  Gross profit for 1995 increased 7% to $12.8 million from $12.0 million for 1994. As a percentage of net sales, gross profit decreased to 30.7% for 1995 from 39.3% in 1994. This change in gross margin percentages resulted primarily from higher material costs (approximately 4.3%), including higher resin prices and a higher percentage of third-party dispensing closures on tubes sold, increased costs associated with greater production capacity and the start-up of a new PET bottle manufacturing operation (approximately 2.2%), and the consolidation of ASC which produced products with lower gross margins than the other operations of the Company (approximately 1.2%). The Company is exploring opportunities to manufacture a portion of its future dispensing closure requirements.

  Selling expenses increased 24% in 1995 to $2.7 million from $2.2 million in 1994, and as a percentage of net sales, selling expenses decreased to 6.4% for 1995 from 7.1% the prior year. The changes were due primarily to the inclusion of ASC selling expenses and increased salaries and other expenses associated with additional personnel, partially offset by lower commission expenses.

  General and administrative expenses for the year ended December 31, 1995 increased 48% to $2.8 million from $1.9 million for 1994. As a percentage of net sales, general and administrative expenses increased to 6.7% from 6.2% for 1994. The addition of ASC administrative expenses, higher salaries, insurance and bad debt expenses were partially offset by lower professional fees for legal and accounting services required in 1994 related to the Company's new status as a publicly held corporation, which required more expenditures for legal and accounting services. In 1995 the Company developed the experience to handle some of these needs in-house.

  Interest expense in 1995 increased to $1.4 million as compared to $1.0 million for the comparable period of 1994 as a result of the addition of ASC interest-bearing debt as well as borrowing related to the Company's new bottle operation and its investment in ASC. Interest income in 1995 decreased from 1994 because of lower cash and cash equivalents on hand throughout the year.

  The Company's effective tax rate was relatively unchanged at 32.1% in 1995 compared to 31.9% in 1994, with both years reflecting state income tax credits related to the Company's location in a designated Revitalization Zone.

  1994 COMPARED TO 1993

  Net sales for the year ended December 31, 1994 increased 20% to $30.4 million compared to $25.3 million for 1993. Sales of containers increased 24% from $15.2 million in 1993 to $18.9 million in 1994 and sales of closures and custom products increased 14% from $10.1 million in 1993 to $11.5 million in 1994. Container and closure unit volumes increased approximately 8% and 13%, respectively from 1993 to 1994. These increases were largely due to increases in production capacity to accommodate a larger customer base and increased demand from existing customers. Changes in per-unit prices for 1994 as compared to 1993 were largely a result of changes in product mix and a higher percentage of tubes sold with customer-requested third-party dispensing closures.

  Gross profit for 1994 increased 13% to $12.0 million from $10.5 million for 1993. As a percentage of net sales, gross profit decreased to 39.3% for 1994 from 41.7% in 1993. This change in gross margin percentages resulted primarily from higher material costs, including a higher percentage of third-party dispensing closures on tubes sold, and increased costs associated with greater production capacity.

  Selling expenses increased 31% in 1994 to $2.2 million from $1.7 million in 1993, and as a percentage of net sales, selling expenses increased to 7. 1% for 1994 from 6.5% the prior year as a result of an expanded direct sales force and other increases related to the growth in sales.

  General and administrative expenses for the year ended December 31, 1994 increased 50% to $1.9 million from $1.3 million for 1993. As a percentage of net sales, general and administrative expenses increased to 6.2% from 5.0% for 1993. The increases were primarily due to additional expenses related to the Company's status as a publicly-held corporation, such as professional fees, shareholder communication expenses and directors fees. Increases in salaries and wages were largely offset by lower bad debt expenses.

  Interest expense in 1994 was substantially unchanged from 1993. Lower interest rates on short-term and longterm borrowings resulting from the Company's new credit facilities and the refinancing of certain higher-rate debt offset the interest on borrowing for the Company's new facility. Interest income in 1994 increased from 1993 because of higher cash and cash equivalents on hand throughout the year.

  The Company's effective tax rate decreased to 31.9% in 1994 from a pro forma rate of 35.9% in 1993, reflecting increased state income tax credits related to the Company's relocation in 1993 to its new facility, which is located in a designated Revitalization Zone.


THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO 1995

  Net sales for the three months ended March 31, 1996 increased approximately 79% to $14.9 million compared to $8.4 million for the three months ended March 31, 1995. This increase resulted from an 84% increase in sales of containers and a 71% increase in sales of closures and custom products. Approximately 42% of the increase in net sales was a result of the Company's acquisition of a majority interest in American Safety Closure Corp. ("ASC") in mid 1995. The remaining increases were largely due to increased demand from existing customers and an expanding customer base. The increase in net sales was primarily a result of increased quantities of products sold, a greater percentage of tubes with dispensing closures, and higher average container prices resulting from a change in product mix.

  Gross profit for the three months ended March 31, 1996 increased approximately 98% to $4.9 million from $2.5 million in the comparable period of 1995. As a percentage of net sales, gross profit increased to 33.1% for the three months ended March 31, 1996, from 29.9% in the comparable period of the prior year. The improvement in gross margin percentage was caused primarily by lower raw material costs (approximately 4%), a favorable change in product mix reflecting a greater percentage of higher margin products (approximately 3%), and improved manufacturing economies related to higher production levels (approximately 2%), partially offset by a higher percentage of third party dispensing closures on tubes sold (approximately 3%) and the consolidation of ASC which produced products with lower gross margins than the other operations of the Company (approximately 3%).

  Selling expenses for the three months ended March 31, 1996 increased 59% to $981,000 compared to $618,000 for the comparable period of the prior year. As a percentage of net sales, selling expenses decreased to 6.6% for the three months ended March 31, 1996 from 7.4% for the corresponding period of 1995. The changes were due primarily to the inclusion of ASC selling expenses and higher freight costs.

  General and administrative expenses for the three months ended March 31, 1996 increased to $1,132,000 from $521,000 for the three months ended March 31, 1995. As a percentage of sales, general and administrative expenses increased to 7.6% for the three months ended March 31, 1996 from 6.2% for the same period in 1995. The addition of ASC administrative expenses, higher salaries, higher bad debt expenses and higher professional fees related to investment banking services were the primary reasons for the increase in 1996.

  Interest expense for the three months ended March 31, 1996 increased to $336,000 as compared to $281,000 in the same period in 1995, primarily as a result of the addition of ASC interest bearing debt. Other income is primarily interest income on short-term investments.

  The higher effective tax rate for the first quarter of 1996 of 37.0% as compared to 33.0% for the comparable period of 1995 reflects a reduction in the estimated state income tax credits related to the Company's location in a designated revitalization zone.


  LIQUIDITY AND CAPITAL RESOURCES

  The Company has experienced rapid growth throughout its history, which has required substantial capital expenditures for manufacturing equipment and the corresponding financing of that equipment through the use of bank lines of credit, five-year notes payable to finance companies and capital leases. Cash generated by operations together with bank lines of credit have satisfied the short-term liquidity requirements of the Company over the past three years.
The Company's short-term needs have included the financing of growth in receivables and inventory and, while it maintained S Corporation status, the funding of distributions to shareholders. Long-term requirements have been satisfied by cash from operations, five-year notes and capital leases. The Company's initial public stock offering in 1993 enhanced its ability to meet both short-term and long-term liquidity requirements. The Company believes that cash generated by operations, supplemented as necessary with funds expected to be available under the Company's credit agreement, will provide sufficient resources to meet present and reasonably foreseeable working capital requirements, debt service and other cash needs throughout the term of its credit agreement.

  The Company has a revolving line of credit agreement with a bank, expiring June 30, 1997, under which it may borrow up to $7.0 million to fulfill working capital requirements. Amounts drawn under the line are secured by all of the Company's assets, except certain property, plant and equipment where the bank's security interest is subordinated to the holder of the related equipment notes payable. The interest rate on this line is at the bank's prime rate or, at the Company's option, 1.2% above LIBOR for a specified period. The credit line requires the Company to comply with financial covenants regarding minimum levels of tangible net worth (which limits the payment of dividends), working capital and net income and certain financial ratios. The Company is currently in compliance with such covenants.

  Working capital increased to $11.3 million at December 31, 1995, from $11.1 million at the end of 1994. As of December 31, 1995 the Company had cash and cash equivalents of $3.5 million. Accounts receivable and inventories increased 68% and 86%, respectively, from the December 31, 1994 levels because of the growth in the Company's business, the addition of receivables and inventories from ASC and, in the case of inventories, the start-up of PET bottle manufacturing operations.

  Operating activities generated cash flows of $7.1 million in 1995 compared to $3.5 million and $6.3 million in 1994 and 1993, respectively. The decrease in 1994 from 1993 was due to the reduction in accounts payable and accrued liabilities in 1994 caused by the timing of capital expenditures. The increase from 1994 to 1995 related primarily to the growth in earnings before depreciation and increases in accounts payable and accrued liabilities from 1994 to 1995.

  Principal investing activities over the past three years have been capital expenditures for new PET bottle manufacturing equipment, new tube extrusion and heading lines, new tube printing equipment, new injection molding equipment and improvements to the Company's facility. Total capital expenditures were $7.6 million, $8.7 million and $8.5 million in 1995, 1994 and 1993, respectively.
In addition, $831,000 of machinery and equipment was added in 1993 through a capital lease agreement. The Company's net investment in the acquisition of a majority interest in ASC in 1995 required a cash investment of $3.4 million, from available cash reserves, and 82,500 shares of the Company's common stock. An additional investment will be made in 1996 to acquire the remaining minority interest in ASC.

  In April 1994, the Company acquired its current facility through financing agreements aggregating $6.3 million, from a related party, as contemplated in a September 1993 agreement. The financing agreements included an unsecured promissory note in the principal amount of $1.6 million, which was repaid in June 1995, and the assumption of an existing five-year note payable to a financial institution with a principal balance of approximately

$4.7 million, bearing interest at 8.5% per annum. At the closing of the transaction, the Company paid $1 million to the financial institution to reduce the amount outstanding on the five-year note to $3.7 million. The note is payable in monthly installments of $39,000, including interest, plus a one time payment of approximately $3.1 million in December 1997.

  Financing activities provided $1.9 million in 1995 as proceeds from new long-term debt were only partially offset by debt principal payments. Such activities consumed $3.8 million in 1994 as a result of debt principal payments in excess of borrowing. Financing activities provided $16.5 million in 1993 as the net proceeds from the public offering were partially offset by repayments of both lines of credit and principal on long-term debt and by S Corporation distributions to shareholders.

  Cash provided by operations for the three months ended March 31, 1996 was $2.9 million as compared to $1.3 million for the same period of 1995, reflecting the higher net income in the first quarter of 1996. Cash used for the acquisition of machinery and equipment was $0.5 million in the first three months of 1996 compared to $2.6 million for the same period of 1995. Cash used in the first three months of 1996 related to the acquisition of ASC was only $0.1 million compared to $3.3 million in the first three months of 1995. Cash used in financing activities during the three months ended March 31, 1996 was $3.4 million as compared to $3.5 million cash provided by financing activities in the first three months of 1995, due to new long-term debt of $4.0 million in 1995 versus the repayment of $1.5 million on the Company's line of credit and the purchase of treasury stock in the first three months of 1996.

DIRECTORS AND EXECUTIVE OFFICERS

At December 31, 1995, the directors and executive officers of SEDA and their ages were as follows:

Name                                       Age     Position
- ----                                       ---     --------
Shahrokh "Shawn" Sedaghat                  30      Chief Executive Officer, Chairman of the Board, President and a Director
Ronald W. Johnson                          47      Vice President of Finance, Chief Financial Officer, Secretary and a Director
Edward F. Csaszar                          44      Vice President of Sales and Marketing
Edward S. Dombroski                        52      Vice President and General Manager
Dennis Camara                              40      Vice President of Operations, Injection Molding
Andreas Iseli                              37      Vice President of Operations, Tube Division
Dann V. Angeloff(1)                        59      Director
Alfred E. Osborne, Jr., Ph.D.(2)           51      Director
Robert H. King                             74      Director

___________________________

(1)      Chairman of the Compensation Committee and Member of the Audit
         Committee
(2)      Chairman of the Audit Committee and Member of the Compensation
         Committee

         SHAHROKH "SHAWN" SEDAGHAT was elected Chief Executive Officer and Chairman of the Board of SEDA in February 1995, and has served as President of SEDA since November 1992. From March 1985 to November 1992, Mr. Sedaghat held various positions with SEDA including machine operator, assembly supervisor, molding supervisor, quality control manager and general manager.

         RONALD W. JOHNSON has been Vice President of Finance and Chief Financial Officer of SEDA since November 1992. From July 1983 until joining SEDA, he was employed by McDonnell Douglas Information Systems Company in various executive positions with various subsidiaries and divisions of such company, including Vice President of Finance and Administration of McDonnell Douglas Computer Systems Company, Vice President of Financial Planning and Analysis of McDonnell Douglas Information Systems Group and Vice President of Finance and Chief Financial Officer of Microdata Corporation. From 1978 to 1983 he was Corporate Controller and Chief Accounting Officer of Electronic Memories and Magnetics Corporation, and from 1972 to 1978 he was employed by Price Waterhouse LLP. Mr. Johnson is a Certified Public Accountant.

         EDWARD F. CSASZAR became Vice President of Sales and Marketing of SEDA in August 1993. Mr. Csaszar has served as President of General Kap Corporation, a company involved in the development and licensing of proprietary closures, since February 1986. From June 1988 to August 1993, he was the owner of Co-Pak Group, a manufacturer's representative for plastics manufacturers to the packaging industry.

         EDWARD S. DOMBROSKI has been Vice President and General Manager of SEDA since October of 1994. From April 1993 to October 1994, he was SEDA's Vice President of Quality and Graphic Arts. He joined SEDA in March 1992 as a manufacturing manager. Prior to joining SEDA he was employed by Peerless Tube Co. since 1970 where he worked as a plant manager until 1992 when he became Director of Manufacturing.

         DENNIS CAMARA has been Vice President of Operations, Injection Molding of SEDA since May 1993. Prior to that, he was Plant Manager of the Closure Division from May 1991 to May 1993. Prior to joining SEDA, Mr. Camara was employed by Witco Corporations (Plastics) from 1989 to 1991 as Production Manager where he directed activities of the manufacturing department. From 1986 to 1989 he was employed by Newport Plastics, Inc. as a plant manager.
From 1976 to 1986, Mr. Camara was employed by JSN Industries as a Vice President of Manufacturing.

         ANDREAS ISELI has been Vice President of Operations, Tube Division of SEDA since March 1993. Prior to that time, Mr. Iseli was SEDA's Plant Manager, Tube Division from February 1990 to March 1993. Prior to joining SEDA, Mr. Iseli was employed by Aisa, Switzerland, a packaging machinery manufacturer, as Assistant Department Manager in Engineering from July 1987 to February 1990.

         DANN V. ANGELOFF became a director of SEDA in September 1993. Since 1976 Mr. Angeloff has been the President of The Angeloff Company, a corporate financial advisory firm. Mr. Angeloff serves on the Board of Directors of Compensation Resource Group, Datametrics Corporation, Nicholas/Applegate Growth Equity Fund, Ready Pac Produce, Inc., Royce Medical Company, Storage Equities, Inc. and Storage Properties, Inc. Mr. Angeloff is a former Trustee of the University of Southern California and is a University Counselor to the President of the University of Southern California.

         ALFRED E. OSBORNE, JR., PH.D. became a director of SEDA in November 1993. He currently serves as Associate Professor of Business Economics and as the Director of the Entrepreneurial Studies Center in the Anderson School at UCLA, where he has held several management and teaching positions since 1972. Dr. Osborne currently serves on the Board of Directors of First Interstate Bank of California, Greyhound Lines, Inc., Nordstrom, Inc., ReadiCare, Inc., The Times Mirror Company and United States Filter Corporation. He has authored numerous articles, reports and other publications with respect to capital market issues confronting small and growing enterprises and is a member of the Council of Economic Advisors for California.

         ROBERT H. KING became a director of SEDA in February 1995. Mr. King has served as President of Consumer Marketing Services, Inc., a consumer product marketing company, since 1984. From 1978 to 1984, he served as Chairman, President, Chief Executive Officer and Chief Operating Officer of World Book, Inc., a publisher of reference books. From 1968 to 1978, he served as President of Time-Life Libraries, Inc., a publishing subsidiary of Time-Life, Inc.

         All directors hold office until the next annual meeting of shareholders or until their successors are elected and qualified. Executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

         DIRECTORS' COMPENSATION

         Outside directors are entitled to: (i) an annual payment of $10,000, payable in equal quarterly installments of $2,500, (ii) $750 per meeting of the Board of Directors or any committee thereof that is attended in person, (iii) $500 per attended telephonic Board meeting, and (iv) $750 per Committee meeting for serving as a Committee Chairperson.

         In addition, each new outside Board member is entitled to stock options exercisable for 15,000 shares at a per share price equal to the market price of SEDA's Common Stock on the date such person becomes a member of the Board vesting at the rate of 25% a year. For each year after the first year, an outside director would be granted a minimum of additional options for 5,000 shares per year at the then-market price on the date of grant. SEDA may change this policy in the future. In October 1994, SEDA issued Dann V. Angeloff and Alfred E. Osborne, Jr., Ph.D. stock options for 5,000 shares at a per share exercise price of $12.50. In February 1995, SEDA issued each of Dann V. Angeloff, Alfred E. Osborne, Jr. and Robert H. King stock options for 15,000 shares at a per share exercise price of $11.1875.

EXECUTIVE COMPENSATION

         The following table sets forth certain summary information regarding compensation paid by the Company for services rendered during the fiscal years ended December 31, 1995, 1994 and 1993 to the Company's Chief Executive Officer and its most highly paid executive officers other than the Chief Executive Officer whose compensation exceeded $100,000 (the "Named Executive Officers").

                                                  SUMMARY COMPENSATION TABLE

                                           Annual Compensation                        Long-Term Compensation Awards
                                           -------------------                        -----------------------------

                                                                                       Restricted        Securities
                                                                     Other Annual        Stock           Underlying
 Name and Principal            Year       Salary         Bonus       Compensation        Awards           Options
 ------------------            ----       ------         -----       ------------        ------           -------
 Position
 --------
 Shapour Sedaghat              1995      $66,692(2)       $60,000      $11,186(1)                --                 --
   Former Chief Executive      1994      203,333               --       13,045(1)                --                 --
   Officer                     1993      209,511               --       17,100(1)                --                 --

 Shawn Sedaghat                1995      300,150(3)        60,000       17,796(1)                --            250,000
   Chairman, President and     1994      193,167               --       11,550(1)                --             60,000
   Chief Executive Officer     1993      190,000               --       13,500(1)                --            250,000

 Edward F. Csaszar             1995      174,821            5,000       10,256(1)                --             15,000
   Vice President of Sales     1994      150,123               --        9,600(1)                --              2,000
   and Marketing               1993       54,808(4)            --        3,200(1)                --             15,000

 Ronald W. Johnson             1995      100,259           30,000        7,093(1)                --             15,000
   Vice President of           1994      100,415               --        1,200(1)                --              5,000
   Finance, Chief Financial    1993      100,000               --              --                --             15,000
   Officer and Secretary

 Edward S. Dombroski           1995       98,153            5,000        6,155(1)                --             15,000
   Vice President and          1994       86,634               --        5,152(1)                --              5,000
   General Manager             1993       75,385               --        5,105(1)                --              6,000
- --------------------

(1) Primarily represents automobile expenses or allowances paid by the Company.
(2) Effective February 28, 1995, Shapour Sedaghat retired as Chairman of the Board Chief Executive Officer of the Company. Subsequent to his retirement Mr. Sedaghat provided consulting services to the Company and was paid $70,000 for consulting fees in 1995.
(3) Shawn Sedaghat was elected Chairman of the Board and Chief Executive Officer effective February 28, 1995. He also retained the title of President.
(4) Mr. Csaszar joined the Company in August 1993 at an annual salary of $150,000, plus annual increases which are subject to adjustments. For further information see "--Employment Agreements".

OPTION GRANTS, EXERCISES AND YEAR END VALUES

         The following stock options were granted by the Company to the Named Executive Officers during the fiscal year ended December 31, 1995.

              OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 1995



                                                                                                 Potential Realizable
                                          Percent of                                           Value at Assumed Annual
                           Number of         Total                                                  Rates of Stock
                           Securities       Options                                             Price Appreciation for
                           Underlying     Granted to     Exercise or                               Option Term (1)
                            Options      Employees in     Base Price       Expiration              ---------------
                           Granted(2)     Fiscal Year     Per Share           Date             5%             10%
                           ----------     -----------     ---------           ----             --             ---
 Shapour Sedaghat                   --        --         --                    --                    --             --
 Shawn Sedaghat                 70,000       18.6%       $11.96           February 22,         $231,303       $511,119
                               180,000       47.7%       $12.31               2000             $612,185     $1,352,768
                                                                          February 27,
                                                                              2000

 Edward F. Csaszar              15,000       4.0%        $11.1875         February 27,          $46,363       $102,451
                                                                              2000

 Ronald W. Johnson              15,000       4.0%        $11.1875         February 27,          $46,363       $102,451
                                                                              2000
 Edward S. Dombroski            15,000       4.0%        $11.1875         February 27,          $46.363       $102,451
                                                                              2000
- --------------------

(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% annual rates of stock appreciation prescribed by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the Company's stock price. No gain to the optionees is possible without an increase in the price of the Company's stock, which will benefit all shareholders commensurately.
(2)      For a description of the terms of such options, see "Stock Option
         Plan".

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES




                                                                       Securities              Value of
                                                                       Underlying            Unexercised
                                                                       Unexercised           In-the-Money
                                                                       Options at             Options at
                            Number of                               December 31, 1995     December 31, 1995
                             Shares                                 -----------------     -----------------
                            Acquired              Value               Exercisable/           Exercisable/
                           On Exercise           Realized           Unexercisable(1)       Unexercisable(2)
                           -----------           --------           ----------------       ----------------

Shapour Sedaghat               --                   --                     --                     --
Shawn Sedaghat                  0                   --                  545,000/0           $598,875 / $0

Edward F. Csaszar               0                   --               19,750 / 12,250      $10,078 / $13,359

Ronald W. Johnson               0                   --               17,500 / 17,500       $8,672 / $14,766
Edward S. Dombroski             0                   --               10,750 / 15,250       $6,141 / $13,359

- -----------------
(1)      For a description of the terms of such options, see "Stock Option
         Plan".
(2) Based on a price per share of $12.375, which was the price of a share of Common Stock as quoted on the Nasdaq Stock Market at the close of business on December 29, 1995.

STOCK OPTION PLAN

         A total of 1,000,000 shares of the Company's Common Stock has been reserved for issuance under the Company's 1993 Incentive Stock Option Plan and Nonstatutory Option Plan, as amended (the "Option Plan"), which expires by its own terms in 2003. A total of 791,500 options were outstanding at December 31, 1995, 774,500 of which had been granted to executive officers and directors of the Company. The total options outstanding at December 31, 1995 are exercisable at the following prices:


                                  Price                       Shares                    Price                       Shares
                                  -----                       ------                    -----                       ------
                               $10.00                        237,000                    $12.31                     180,000

                               11.1875                       125,000                    12.50                       36,000

                               11.96                          70,000                    13.75                       60,000

                               12.00                          68,500                    14.00                       15,000


         The Option Plan provides for the grant of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options to employees, officers, directors and consultants of the Company. Incentive stock options may be granted only to employees. The Option Plan is administered by a committee appointed by the Board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option, and the option's exercisability.

         The exercise price of all options granted under the Option Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the Option Plan is ten years. With respect to any participant who owns stock representing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any option must be at least equal to 110% of the fair market value on the date of grant.

EMPLOYMENT AGREEMENTS

         Effective June 1, 1993, Shapour Sedaghat, SEDA's former Chairman and Chief Executive Officer, entered into a three-year employment agreement at an annual salary of $200,000 subject to adjustment for inflation, plus an annual bonus in an amount to be determined by the Board of Directors, but in no event to exceed 100% of his base salary. Mr. Sedaghat resigned as Chairman and Chief Executive Officer, and the employment agreement was terminated, in February 1995.

         Effective June 1, 1993, Shawn Sedaghat entered into a three-year employment agreement at an annual salary of $190,000 subject to adjustment for inflation, plus an annual bonus in an amount to be determined by the Board of Directors, but in no event to exceed 100% of his base salary. In February 1995, Mr. Sedaghat was elected as Chairman and Chief Executive Officer of SEDA, and his employment agreement was amended, effective January 1, 1995, to increase his annual salary to $300,000.

         Effective June 1, 1993, Ronald W. Johnson entered into a three-year employment agreement at an annual salary of $100,000 subject to adjustment for inflation, plus an annual bonus in an amount to be determined by the Board of Directors, but in no event to exceed 50% of his base salary.

         Under each of the aforementioned employment agreements, SEDA is required to pay compensation to each respective employee following termination as follows: (i) with cause: SEDA shall only be obligated to pay salary through the date on which termination occurs or (ii) without cause: SEDA is required to pay the base salary owed through the term of the agreement plus a bonus equal to at least what was paid in the previous period, not to exceed 100% of the then-current salary.

         Effective August 16, 1993, SEDA entered into a three-year employment agreement with Edward F. Csaszar at an annual salary of $150,000, with subsequent annual increases equal to 0.5% of the increase in SEDA's annual sales for the prior 12-month period as compared to the corresponding period one year earlier, provided that such annual increase may not exceed 50% of the previous year's salary. In addition, SEDA has agreed to pay certain costs on behalf of Mr. Csaszar in an amount not to exceed approximately $2,250.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         SEDA's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by Delaware law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

         SEDA's Bylaws provide that SEDA shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. SEDA has also entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The agreements may require SEDA, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

CERTAIN RELATIONSHIPS AND CERTAIN TRANSACTIONS

         2501 West Rosecrans, Inc. is 100% owned by Shapour and Pamela Sedaghat. On April 20, 1994, SEDA acquired from 2501 West Rosecrans, Inc. the building and real estate comprising its manufacturing facilities and corporate headquarters, at a cost of approximately $6.3 million, which approximated fair market value, in exchange for a promissory note in the principal amount of $1.6 million paid in June 1995 bearing interest at 6% per annum and SEDA's assumption of the existing five-year note due to a financial institution in the principal amount of approximately $4.7 million bearing interest at 8.5% per annum. At the closing of the transaction, SEDA paid $1 million to the financial institution to reduce the amount outstanding on the five-year note. Prior to this transaction, SEDA leased the facility from 2501 West Rosecrans, Inc. Total rent paid by SEDA, prior to the closing of this transaction, to 2501 West Rosecrans, Inc. in 1994 was $219,000.

         Tube Tech Corporation of Delaware (Tube Tech) was 50% owned by Shapour Sedaghat until SEDA acquired his 50% interest in July 1993 for $90,000. Tube Tech became an exclusive sales representative of SEDA in 1992 for selected plastic tube products customers. Total commissions paid by SEDA to Tube Tech for the year ended December 31, 1995, was $294,000. SEDA's investment in Tube Tech is accounted for using the equity method of accounting for investments. Mr. Kearsey and SEDA own equal shares of Tube Tech.

         Pacific Atlantic Brokerage, a corporation majority owned by Shawn Sedaghat, provides freight forwarding services to SEDA. The cost of these services provided by Pacific Atlantic Brokerage to SEDA and charged to operations amounted to $911,000 in 1995. SEDA's Audit Committee annually reviews the freight forwarding services and terms under which those services are provided to SEDA by Pacific Atlantic. To the extent that such freight forwarding services are not competitive in terms of price and otherwise with those that could be obtained from independent sources, the Committee would consider modifying the relationship accordingly or associating with another freight forwarding company.

         As of December 31, 1995, in the aggregate SEDA owed $136,000 to these related parties. SEDA believes that the terms of the transactions referenced in the previous paragraphs of this section were on terms as favorable to SEDA as would have been received in transactions negotiated at arms-length.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 22, 1996 by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each current director of the Company, (iii) each of the Named Executive Officers and (iv) all current directors and executive officers as a group.


                                                 Shares
                                               Beneficially        Percent
Name and Address(1)                              Owned(2)           Owned
- ----------------                               ------------        -------
Shapour and Pamela Sedaghat,                   2,185,967            42.9%
  as joint tenants
Shawn Sedaghat(3)                              1,609,133            28.5%
Edward F. Csaszar(4)                              31,500              *
Ronald W. Johnson(5)                              21,250              *
Dann V. Angeloff(6)                               31,250              *
Alfred E. Osborne, Jr.(6)                         27,250              *
Robert H. King(5)                                  7,500              *

All Directors and Executive
  Officers as a Group (9 persons)(7)           1,776,508            30.7%

_____________________

 *Less than one percent.

(1) Each of such persons may be reached through the Company at 2501 West Rosecrans Boulevard, Los Angeles, California 90059.
(2) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person, subject to applicable community property laws.
(3) Includes 545,000 shares issuable pursuant to stock options exercisable within 60 days of June 6, 1996.
(4) Includes 23,500 shares issuable pursuant to stock options exercisable within 60 days of June 6, 1996.
(5) Represents shares issuable pursuant to stock options exercisable within 60 days of June 6, 1996.
(6) Includes 21,250 shares issuable pursuant to stock options exercisable within 60 days of June 6, 1996.
(7) Includes 683,375 shares issuable pursuant to stock options exercisable within 60 days of June 6, 1996.

BUSINESS AND PROPERTIES OF ASC

         Tamper-Evident Closures. ASC produces two types of tamper-evident caps, a drop-ring cap (when the cap is twisted off, the lower portion of the cap - the ring - breaks away, drops down and remains on the bottle neck) and a proprietary tear-band cap (a narrow plastic band must be removed before the bottle can be opened). ASC also has made significant progress in developing a tamper-evident and child-resistant cap which it believes will be well received by pharmaceutical, vitamin and food producers. ASC has four U.S. patents issued and one pending patent applications relating to the design of its caps, the molds and process of manufacture of the caps. In addition, ASC has been developing a cosmetic jar line.

         Highly publicized product tampering incidents such as the poisoning of Tylenol capsules have resulted in increasing demands by consumers and manufacturers for tamper-evident closures on a wide variety of products, especially pharmaceutical, cosmetic, chemical, and food products. ASC anticipates increased utilization of its plastic tamper-evident closures in this expanding market.

         Pursuant to an agreement, dated February 28, 1991, between ASC and Robert Linkletter Associates, Inc. ("Linkletter"), Linkletter delivered tooling to ASC and granted a license to use the tooling for the manufacture of its tear-band tamper evident caps. Under the terms of the agreement, ASC must pay a license fee of 5% of sales of caps derived from such tooling for a period of five years, ending in February 1996. This agreement has been extended to February 2001. ASC has an option until February 2001 to purchase the tooling from Linkletter for the sum of $200,000. Upon the exercise of such option and payment in full, the license fee will be reduced to 2 1/2% of the sales of caps derived from such tooling for the remainder of the five year period, after which ASC shall be free to manufacture and market the caps without any payment obligations to Linkletter.

         Through its wholly-owned subsidiary, Arpak Plastics, Inc. ("Arpak"), ASC has made sizable inroads into the vitamin and food business with its tamper-evident closures. Additionally, ASC plans to add a child-resistant feature to certain caps in the near future, which is expected to increase ASC's access to the pharmaceutical packaging and prescriptionware markets. With the leasing, commencing in 1993, of certain assets formerly owned by Tredegar, Arpak has maintained and further developed business with customers previously supplied by Tredegar, who are primarily in the cosmetic sector. In January 1995, these assets were purchased by SEDA from KGE, a corporation controlled by certain principal stockholders of ASC. See "The Transaction - Interests of Certain Persons in the Merger". In addition to allowing Arpak to move into the cosmetics sector, the extra mold capacity and the wide range of decorating abilities that Arpak now possesses should enable it to become even more competitive in its traditional market sectors.

         ASC believes its tamper-evident caps have technical, economic, and aesthetic advantages over alternative tamper-evident systems as follows:

         # Increased Safety for the Consumer: The tamper-evident band, in ASC's tear band closure, must be literally torn off of the cap before it can be opened. The person opening a container protected by ASC's tamper-evident caps can see, feel and hear the tamper-evident bands breaking or tearing away from the container, indicating that it has not been opened previously.

         # Significant Cost Savings for the Bottler: ASC believes that plastic caps are easier for the bottler to apply since they are either pre-threaded and need only to be screwed on during the bottling process or, as with the Linkletter cap, they are threadless and can be snapped on during the bottling process.

         ASC's tamper-evident closures do not require secondary part or operations such as the shrink procedure to make them tamper-evident. By eliminating secondary operational processes requiring the closure with bottle to pass through a heating tunnel to either shrink the tamper- evident band around the neck of the bottle or to shrink a plastic wrap around the cap and neck of the bottle, the processor's costs are reduced. There is no need for heat shrinking and band equipment, plastic wrap and storage space for ancillary materials and electrical power costs are reduced.

         For the reasons enumerated above, ASC believes its tamper-evident closures have features giving them advantages over other tamper- evident systems presently on the market, and also making them desirable and practical for a wider range of end-uses.

         Jars. In January 1993, ASC entered into a lease for the use of the molds, machinery and customer lists of Tredegar (such assets are now owned by SEDA), allowing ASC to expand its stock line of single and double wall jars and jar closures. With this transaction, ASC has maintained and further developed business *with customers previously supplied by Tredegar, who are primarily in the cosmetic sector. In addition to allowing ASC to move into the cosmetics sector, the extra mold capacity and the wide range of decorating abilities that ASC now possesses should enable it to become even more competitive in its traditional market sectors.

         Stock Line of Plastic Closures. ASC offers a broad line of stock plastic closures, both lined and unlined, and has been successful in selling these closures to over-the-counter drug, vitamin and personal care markets.

         Prescription Vials. ASC also produces prescription vials and closures. In addition ASC has continued its development of child resistant and tamper-evident closures to enhance its position in the prescription vial market.

         ARPAK PLASTICS, INC.

         ASC acquired the assets of Arpak, a 28-year old manufacturer of closure, jars and vials located in Plattsburgh, New York, in October, 1988. ASC first entered into negotiations with Arpak shortly before Arpak filed for protection under Chapter 11 of the United States Bankruptcy Court in Boston, Massachusetts, while it was a subsidiary of an unaffiliated company. Arpak continued its manufacturing operations and, assisted by ASC, worked with its creditors to restructure its debt and to emerge from bankruptcy.

         The cost of the Arpak acquisition was $4,900,000, payable as follows:
(i) $450,000 in cash, (ii) cancellation of indebtedness of $142,000 representing cash advances made to Arpak by ASC, and (iii) the assumption of approximately $4,300,000 of liabilities representing amounts owed by Arpak to secured and unsecured creditors (including first and second mortgages) and federal and state tax agencies. Management of Arpak and ASC negotiated with Arpak's creditors regarding the settlement of its outstanding obligations. The terms of the agreement and the proposed plan for dealing with Arpak's various creditors were approved by the Bankruptcy Court on February 29, 1988. In September 1992, the Bankruptcy Court approved a plan whereby the unsecured debt of Arpak could be exchanged for convertible preferred shares of Arpak. These preferred shares are convertible into shares of common stock of ASC on a one for ten basis. To date, except for a few creditors representing a nominal amount of preferred stock, most of the creditors entitled to preferred stock and who have actively asserted their claims have exchanged their claims for ASC Common Stock. Those preferred stockholders who do not convert their preferred stock may exchange their preferred stock into SEDA stock as if they had converted their preferred stock into ASC Common Stock prior to the effective date of the Merger and they may do so before or after the effective date of the Merger.

         The former assets of Arpak, which produced a line of proprietary injection molded jars, vials , and caps, were incorporated in a wholly-owned subsidiary of ASC, under the name Arpak Plastics, Inc. Development of this line of products has taken place alongside the development of ASC's tamper-evident closures, and has shown a significant growth since the acquisition.

         CURRENT OPERATING STRATEGY

         ASC intends to broaden Arpak's product line to strengthen its business base. Special emphasis is being applied to the health, beauty, and cosmetics areas where Arpak has a well established customer base as a national supplier of containers, such as jars and closures.

         With the growing demand for tamper-evident closures, ASC is continuing to focus on the development of tamper-evident, child resistant closures which can be easily opened by geriatrics.

         SOURCES OF RAW MATERIALS

         The principal raw material used by ASC to manufacture its products is petroleum-based plastic. Although such materials have been readily available in the recent past, no assurance can be given that such availability will continue, or that prices will be stable in the future. Management anticipates that the price of petroleum-based plastic will, on average, be higher in 1996 than it was last year.

         The price and availability of energy sources will have a significant effect upon ASC's manufacturing costs since injection molding equipment requires a high quantity of electricity. Management believes that Plattsburgh, New York, the location of the Arpak facilities, presently has utility rates which are among the lowest in the country.

         ENVIRONMENTAL ISSUES

         Prior to the sale of Arpak's plant to ASC, an inspection of the facility was conducted by the New York State Environmental Agency. After improvements costing less than $5,000, the plant was certified to be in full compliance with applicable laws and regulations.

         NEW PRODUCT DEVELOPMENT

         ASC has designed different sizes of tamper-evident closures which are primarily for use in the food, vitamin, and pharmaceutical industries. These new closures have been produced in prototype form and are ready to be marketed. One such prototype is ASC's child-resistant tamper-evident cap, which ASC believes can be test-marketed without significant capital outlay due to the fact that it has been developed as an extension of an existing line of tamper-evident caps. This means that existing tooling can be modified, at reasonable cost, to produce these closures for the test-marketing phase.

         PATENTS

         ASC's patent, U.S. No. 4,555,039, relates to the tamper-evident feature of the drop-ring cap. To provide demonstrable evidence that the bottle has been opened, or tampered with, ASC's drop-ring cap contains a tamper-ring attached to the bottom part of the cap by means of a series of frangible, or easily broken, connectors. The ring includes inwardly directed protrusions. When the cap is unscrewed from the bottle, the connectors between the cap and the ring break, and the protrusions on the inside of the ring, which are positioned below the bottom thread of the bottle neck, prevent the ring from being removed with the cap. If the consumer, when unscrewing a cap from a bottle, does not see the connectors attached or does not feel or hear the connectors break, then such visual or audible signs indicate that the bottle has been previously opened.

         ASC's U.S. Patent No. 4,534,479 relates to a linerless, tamper-evident drop-ring cap which is designed to be used in the dairy, juice, water and food industries. It also contains a tamper-evident ring to provide demonstrable evidence of having been opened. A patent application filed by ASC in 1984, covering the mold and tooling necessary for the manufacture of the Company's drop-ring cap in high production quantities, resulted in two U.S. patents, 4,618,121 and 4,806,301, covering the tooling and method of making tamper-evident caps, respectively.

         A patent application is pending covering ASC's design of a child-resistant/tamper-evident tear-band cap.

         ASC has been given the right to use certain patents obtained from Robert Linkletter Associates, Inc. (see "-- Tamper-Evident Closures").

         MARKETING

         ASC is attempting to sell to volume users of caps, jars and vials in the food, pharmaceutical and health and beauty industries. Competitors for this business include major corporations which have been selling to the targeted industries and have established long term relationships. However, ASC believes that by concentrating on niche markets within the major sectors, its patented new cap products will gain a share of the market; its in-house decorating capability which many of its competitors lack also adds to its marketing capability.

         COMPETITION

         ASC is attempting to sell in a highly competitive market, competing against well established manufacturers of plastic closures. These competitors are major corporations which have been selling their products to the food, chemical and pharmaceutical industries for many years and have established long term relationships with the end users. Most of these competitors have a significant advantage in size, personnel and financial resources. These competitors include such major corporations as Owen-Brockway Inc., Kerr Manufacturing Inc. and Wheaton Industries.

         EMPLOYEES

         ASC and Arpak employ approximately 110 people at March 31, 1996, of whom 30 were engaged in executive, sales, technical and administrative functions and 80 in production. Certain employees of Arpak are represented by a union. The Company's collective bargaining agreement has recently been extended to the year 2001.

         PROPERTIES

         With the acquisition of assets from Arpak, ASC acquired a manufacturing facility located in Plattsburgh, New York situated on 6.7 acres. The plant is of a modern one-story construction approximately 100,000 square feet in size. There are two mortgages on the property. At March 1, 1996, the first mortgage is $660,000 and the second mortgage is $410,000. Presently, all of the plant space is utilized and expansion of manufacturing operations will not be possible without additional construction on the site or leasing of additional facilities elsewhere. The first mortgage is payable in monthly payments of $9,800 including interest at 8.375% and is due October 2003. The second mortgage is payable in monthly payments of $5,900 including interest at 7.75% and is due October 2003.

         LEGAL PROCEEDINGS

         ASC is party to certain trade and other miscellaneous litigation, none of which, taken individually or in the aggregate should have a material adverse effect upon the operations of ASC.

         On June 23, 1995, SEDA filed a complaint in the United States District Court for the Southern District of New York against ASC and other defendants in case no. 95-CIV. 4745(LMM) seeking a declaration by the Court that the Merger Agreement be amended with the consent of both SEDA's and ASC's Board of Directors and without the consent of any other parties. While this action was pending, the Court entered a temporary restraining order prohibiting the distribution of the shares and amounts held in escrow. SEDA also sought a preliminary injunction and a recision of the Merger Agreement. The Court subsequently denied SEDA's motion for an injunction prohibiting the release of the shares and amounts held in the escrow on the ground that SEDA had an adequate remedy at law in damages, and on July 5, 1995, the escrowed shares and amounts in escrow were distributed without SEDA's consent or approval and contrary to SEDA's declared and continuing opposition to such disbursement. SEDA takes the position that the release was invalid and illegal because the Merger Agreement had been amended on June 22, 1995 to eliminate the provision in the Merger Agreement which called for an involuntary transfer of the 1,656,127 ASC shares to SEDA if the Merger Agreement were not consummated by July 5, 1995.

         On October 24, 1995, a stipulation was filed with the Court, thereby settling the case and effectuating the consensual purchase of the 1,656,127 ASC shares by SEDA. Case No. 95-CIV 5209 brought in the United States District Court for the Southern District of New York, and Supreme Court for the State of New York, Index No. 120139/95 were also settled by stipulation on this date.

SELECTED CONSOLIDATED FINANCIAL DATA OF ASC


 (in thousands, except per share
 data)                                       Fiscal Year Ended April 30,          Nine Months Ended January 31
                                             --------------------------           ----------------------------
                                              1994               1995                1995                1996
                                              ----               ----                ----                ----
 Statement of Operations Data:                                                             (unaudited)
 Net sales . . . . . . . . . . . . .          $10,114            $ 8,142              $ 6,150            $ 7,413
 Cost of sales . . . . . . . . . . .            8,255              7,234                5,429              5,551
 Gross profit  . . . . . . . . . . .            1,859                908                  721              1,862
 Selling, general and
   administrative expenses . . . . .            1,698              4,200                3,729                817

 Non-recurring charges . . . . . . .              761                 --                   --                 --
 Operating income (loss) . . . . . .             (600)            (3,292)              (3,008)             1,045
 Interest expense  . . . . . . . . .              336                380                  270                291
 Management fee  . . . . . . . . . .               --                 --                   --                754
 Net (loss) income . . . . . . . . .             (936)            (3,672)              (3,278)                 0
 Net (loss) income per common share
                                              $  (.69)           $ (1.84)             $ (1.97)            $ 0.00
 Weighted average number of
   common shares outstanding . . . .            1,358              1,996                1,667              8,003

                                                          April 30, 1995                        January 31, 1996
                                                          --------------                        ----------------
 Balance Sheet Data:
 Working capital . . . . . . . . . .                             $(2,107)                                $(1,171)
 Total assets  . . . . . . . . . . .                               7,309                                   9,141
 Long-term debt  . . . . . . . . . .                               1,481                                   1,572
 Total stockholders' equity  . . . .                                  68                                   2,101

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         LIQUIDITY AND CAPITAL RESOURCES

         The Company's cash and cash equivalents totaled $0 at January 31, 1996 and April 30, 1995, a decrease of $197,000 from April 30, 1994. At April 30, 1995, the Company had a working capital deficit of $2,107,000 compared to a working capital deficit at April 30, 1994 of $4,000. The decrease in cash and cash equivalents was due primarily to reduced sales volume and cash flow from operations. As of April 30, 1995, the Company was in violation of certain covenants on its line of credit agreement and certain of its other debt agreements. Borrowings under these agreements are callable immediately by the respective lenders. The Company would not have been able to repay such items without assistance from SEDA. In September 1995, the Company's line of credit with its bank was repaid in total and replaced with a $2 million line of credit with SEDA, bearing interest at the prime rate. Approximately $1.5 million was borrowed by the Company under this agreement with SEDA and used to repay the bank. The Company's working capital deficit at January 31, 1996 was $1,171,000 including amounts owed to SEDA under its line of credit of $1,648,000 and accrued management fees due to SEDA of $754,000. As of January 31, 1996, the Company was no longer in violation of covenants under its debt agreements.

         Management believes that the Company will be able to continue operations in its present form based on its present resources and a combination of its efforts to secure alternative financing, increase its sales levels and implement cash conservation strategies. Management views the acquisition of a majority of the Company's common stock by SEDA as a necessary step towards securing additional financial and operational improvements.

         During the year ended April 30, 1995, the Company continued to service debt incurred by the Company resulting from the acquisition of Arpak and to integrate the leased assets acquired from a former competitor with the basic operations of its wholly owned subsidiary, Arpak. During fiscal 1995, the Company supplemented its loss of operations through the issuance of demand notes payable to SEDA totaling $525,000 and increasing net borrowings under its line of credit by $203,000. Subsequently, on June 22, 1995, the Company issued 6,192,000 shares of its common stock in exchange for the cancellation of an aggregate of $497,000 of the indebtedness payable to SEDA and also the contribution of certain equipment to the Company. Interest and principal payments of debt during the year ended April 30, 1995 amounted to approximately $900,000 and for the year ended April 30, 1996 is expected to amount to approximately $850,000. No management fee was payable to SEDA pursuant to the Management Agreement for the year ended April 30, 1995; the amount payable to SEDA for the nine months ended January 31, 1996 was $754,000.

         The Company acquired new machinery and equipment during fiscal 1994 and 1995 at a cost of approximately $550,000 and $475,000, respectively, in order to upgrade it's existing equipment and to increase productivity and efficiency. The majority of the acquisitions was financed by capital leases. The Company believes that if sales expand, cash on hand and from operating activities will need to be supplemented by additional financing from SEDA.

         Stockholders' equity reflects the infusion of $1,525,000 worth of certain operating assets from SEDA and the cancellation of $497,000 of notes payable to SEDA in exchange for 6,192,000 shares of the Company's common stock in the nine months ended January 31, 1996.

         RESULTS OF OPERATIONS

         Year Ended April 30, 1995 as Compared to Year Ended April 30, 1994

         The Company had revenues of $8,142,365 for the fiscal year 1995 compared to $10,113,559 for the fiscal year 1994 with gross margins of 12% and 18%, respectively. The decrease in revenues of $1,971,194 (19%) resulted primarily from slow market conditions and a significant one time sale during fiscal 1994. The decrease in gross margin from 18% to 12% resulted primarily from an increase in raw materials cost of approximately 50% (during the 1994 calendar year) and wage rates which increased approximately 2%. Raw materials prices are expected to remain stable during fiscal 1996 and the Company believes it will be able to increase it's gross profit margin and sales.

         Selling, general and administrative expenses in fiscal 1995 were $4,199,720 compared to $1,697,908 in fiscal 1994. The increase of $2,501,812 for fiscal 1995 was due primarily to the issuance of approximately 1,560,000 shares of the Company's common stock (at values ranging between $1.30 and $1.50, based on the trading price at the dates the shares were issued) in consideration for services rendered to the Company, primarily in connection with change of control provisions of Executive Incentive Contracts, Non-Compete Agreements, and advisory services. The persons to whom the 1,560,000 shares were issued were: Messrs. Kassel, Goodman, Robinson, Biernaski, Rohrer, Conti and Testaverde (and several other non-officer director employees). See "The Transaction--Background and Reasons for Transaction." The issuance of theses shares resulted in a one-time non-cash charge against earnings, included in Selling, General and Administrative Expenses of $2,227,000. The majority of shares were issued during the third quarter.

         As a result of these factors, the Company had a net loss for the year ended April 30, 1995 of $3,672,000 versus a loss of $936,000 in the prior year.

         Nine Months Ended January 31, 1996 as Compared to Nine Months Ended January 31, 1995

         Results of operations for the nine months ended January 31, 1996, compared to the same period of 1995, reflect the continued progress made in making the Company profitable by controlling expenses. Net sales for the period increased approximately 21% to $7.4 million from $6.1 million. Income prior to the management fee due to SEDA increased significantly from the prior year because of higher sales volumes and stringent cost controls, which resulted in a $1.1 million improvement in gross profit and an improvement in gross margin percentage from 11.7% to 25.1%. Cost reduction activities and the assumption by SEDA of certain responsibilities pursuant to the Management Agreement also resulted in a 46% reduction in selling, general and administrative expenses for the nine months ended January 31, 1996 compared to the same period of 1995, excluding the effect of the $2.2 million charge included in such expenses in the 1995 period discussed above. As a result of these factors, income prior to the management fee due to SEDA increased to $754,000 in the nine months ended January 31, 1996 from a loss of $3,278,000 in the comparable period of 1995.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         On or about July 21, 1995, American Safety Closure Corp., a New York corporation (the "Company", dismissed Urbach Kahn & Werlin PC ("Urbach Kahn & Werlin") as its independent accountants. Urbach Kahn & Werlin was replaced with Price Waterhouse LLP ("Price Waterhouse") as the independent accountants for the Company. (See discussion below.) The decision to change the Company's accountants was based on the fact that Price Waterhouse offered a lower fee than Urbach Kahn & Werlin to audit the Company's financial reports. The decision to change accountants has not been approved by the Board of Directors, or any committee of the board of directors of the Company. However, it will be on a future agenda for the Board of Directors.

         Urbach Kahn & Werlin became the independent accountants for the Company on or about April 20, 1994. Since the time that Urbach Kahn & Werlin became the independent accountants for the Company, it has not submitted any report regarding the financial statements of the Company that has contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

         There have not been any disagreements with Urbach Kahn & Werlin preceding the dismissal on any matter of accounting principles, or practices, financial statement disclosure, or auditing scope or procedure. Furthermore, there are no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K) between the Company and Urbach Kahn & Werlin.

         On or about July 21, 1995, the Company engaged the services of Price Waterhouse to be its independent accountants. At no time during the Company's two most recent fiscal years or any subsequent interim period, has Price Waterhouse been engaged by the Company regarding either the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, or regarding any matter that was either the subject of a disagreement between the Company and Urbach Kahn & Werlin or a reportable event.

                                 OTHER MATTERS

         ASC knows of no other matters to be submitted to the Special Meeting. If any other matters properly come before the Special Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent in accordance with their best judgment.

                                 LEGAL OPINION

         The legality of the shares of SEDA Common Stock offered by this Prospectus will be passed upon for SEDA by Freshman, Marantz, Orlanski, Cooper and Klein, a law corporation, Beverly Hills.

                                    EXPERTS

         The financial statements of SEDA as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 have been included in this Prospectus in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The financial statements of ASC as of April 30, 1995 and for the year then ended have been included in this Prospectus in reliance on the report (which contains an explanatory paragraph relating to ASC's ability to continue as a going concern as described in Note 1 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The financial statements of ASC as of April 30, 1994 and for the year then ended have been included in this Prospectus in reliance on the report of Urbach Kahn & Werlin PC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

SEDA SPECIALTY PACKAGING CORP.
INDEX TO FINANCIAL STATEMENTS



FINANCIAL STATEMENTS:

        Report of Independent Accountants                                                                 F-2

        Consolidated Balance Sheet at December 31, 1995 and 1994 and at March 31, 1996 (Unaudited)        F-3

        Consolidated Statement of Income for the three years ended December 31, 1995 and for the
          three months ended March 31, 1996 and 1995 (Unaudited)                                          F-4

        Consolidated Statement of Stockholders' Equity for the three years ended December 31, 1995
          and for the three months ended March 31, 1996 (Unaudited)                                       F-5

        Consolidated Statement of Cash Flows for the three years ended December 31, 1995 and for
          the three months ended March 31, 1996 and 1995 (Unaudited)                                      F-6

        Notes to Consolidated Financial Statements                                                        F-7


         FINANCIAL STATEMENT SCHEDULES:

         For the three years ended December 31, 1995

                    II - Valuation and Qualifying Accounts                                                F-15

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Stockholders of
SEDA Specialty Packaging Corp.

In our opinion, the consolidated financial statements listed in the accompanying index on page F-1 present fairly, in all material respects, the financial position of SEDA Specialty Packaging Corp. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE LLP
Costa Mesa, California
February 21, 1996

SEDA SPECIALTY PACKAGING CORP. & Subsidiaries
CONSOLIDATED BALANCE SHEET

                                                                               March 31,          December 31,
                                                                                 1996         ---------------------
(In thousands except share data)                                              (Unaudited)        1995        1994
- -------------------------------------------------------------------------------------------------------------------
Assets
   Current assets:
      Cash and cash equivalents                                               $ 2,430          $ 3,508      $ 5,585
      Accounts receivable, less allowance for doubtful accounts
          of $424 and $200 at December 31, 1995 and 1994                        9,702            9,022        5,369
      Inventories (Note 4)                                                      6,845            7,158        3,852
      Prepaid expenses and other current assets                                   584              743        1,085
      Deferred income taxes (Note 7)                                            1,030            1,120        1,030
                                                                              -------------------------------------
          Total current assets                                                 20,591           21,551       16,921
   Property, plant and equipment, net (Note 5)                                 42,609           43,342       32,463
   Other assets (Note 6)                                                        1,019              989        1,375
                                                                              -------------------------------------
                                                                              $64,219          $65,882      $50,759
                                                                              =====================================
Liabilities and Stockholders' Equity
   Current liabilities:
      Accounts payable                                                        $ 3,739          $ 3,838      $ 1,538
      Income taxes payable (Note 7)                                               532              650            -
      Accrued liabilities                                                       1,664            1,718          734
      Note payable to principal stockholder (Note 11)                               -                -        1,600
      Current portion of long-term debt (Note 8)                                3,557            3,582        1,704
      Current portion of obligations under capital leases (Note 9)                483              493          275
                                                                              -------------------------------------
           Total current liabilities                                            9,975           10,281        5,851
   Line of credit (Note 8)                                                          -            1,520            -
   Long-term debt (Note 8)                                                     11,550           12,453        8,508
   Obligations under capital leases (Note 9)                                      708              805          553
   Deferred income taxes (Note 7)                                               4,104            3,708        3,677
                                                                              -------------------------------------
           Total liabilities                                                   26,337           28,767       18,589
                                                                              -------------------------------------
   Commitments and contingencies (Note 9)

   Minority interest in consolidated subsidiary (Note 3)                          301              301            -
                                                                              -------------------------------------
   Stockholders' equity (Note 10):
      Preferred stock, $0.001 par value, 10,000,000 shares authorized
          none outstanding                                                          -                -            -
      Common stock, $0.001 par value, 30,000,000 shares authorized,
          5,097,500 and 5,015,000 shares issued and outstanding at
          December 31, 1995 and 1994                                                5                5            5
      Capital in excess of par value                                           26,983           26,983       26,333
      Retained earnings                                                        11,555            9,967        5,832
      Treasury stock, at cost, 13,000 shares                                     (962)            (141)           -
                                                                              -------------------------------------
           Total stockholders' equity                                          37,581           36,814       32,170
                                                                              -------------------------------------
                                                                              $64,219          $65,882      $50,759
                                                                              =====================================




See accompanying notes to consolidated financial statements

SEDA SPECIALTY PACKAGING CORP. & Subsidiaries
CONSOLIDATED STATEMENT OF INCOME

                                                                             Three Months Ended
                                                                                  March 31,           Year Ended December 31,
(In thousands, except  per share data)                                         1996      1995       1995         1994         1993
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                 (Unaudited)
Net sales                                                                       $14,943  $8,363  $41,676      $30,400      $25,298
Cost of sales                                                                     9,999   5,864   28,895       18,441       14,748
                                                                                --------------------------------------------------
Gross profit                                                                      4,944   2,499   12,781       11,959       10,550
Selling expenses (Note 11)                                                          981     618    2,675        2,164        1,650
General and administrative expenses                                               1,132     521    2,795        1,893        1,260
                                                                                --------------------------------------------------
   Income from operations                                                         2,831   1,360    7,311        7,902        7,640
Interest expense                                                                    336     281    1,422          987          983
Interest income                                                                     (26)    (43)    (167)        (273)         (50)
Other (income) expense                                                                -       -      (30)          80           23
                                                                                --------------------------------------------------
   Income before income taxes                                                     2,521   1,122    6,086        7,108        6,684
Provision for income taxes                                                          933     370    1,951        2,266        1,886
                                                                                --------------------------------------------------
   Net income                                                                   $ 1,588  $  752  $ 4,135      $ 4,842      $ 4,798
                                                                                ==================================================

Earnings per common and common equivalent share                                 $  0.30  $ 0.15  $  0.82      $  0.94
                                                                                =====================================
Weighted average number of common and common equivalent shares                    5,218   5,032    5,061        5,147
                                                                                =====================================
Pro forma data (Note 7):
   Income before income taxes                                                                                            $ 6,684
   Pro forma provision for income taxes                                                                                    2,399
                                                                                                                         -------
   Pro forma net income                                                                                                  $ 4,285
                                                                                                                         =======
   Pro forma earnings per common and common equivalent share                                                $  1.20
                                                                                                            =======
   Weighted average number of common and common equivalent shares                                             3,556
                                                                                                            =======

See accompanying notes to consolidated financial statements

SEDA SPECIALTY PACKAGING CORP. & Subsidiaries
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                           Preferred Stock            Common Stock    Capital in
                                         -----------------         -----------------   Excess of  Retained    Treasury
(In thousands)                           Shares     Amount          Shares    Amount   Par Value  Earnings    Stock       Total
- --------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992               -          -              3,160     $   3    $   749   $ 3,473          -     $ 4,225
Proceeds from public offering
         of common stock                   -          -              1,840         2     23,088         -          -      23,090
Distributions to shareholders              -          -                  -         -          -    (5,033)         -      (5,033)
Reclassification of S Corporation
         retained earnings                 -          -                  -         -      2,248    (2,248)         -           -
Net income                                 -          -                  -         -          -     4,798          -       4,798
                                        ----------------------------------------------------------------------------------------
Balance at December 31, 1993               -          -              5,000         5     26,085       990          -      27,080
Exercise of stock options                  -          -                 15         -        150         -          -         150
Tax benefit from stock option plan         -          -                  -         -         98         -          -          98
Net income                                 -          -                  -         -          -     4,842          -       4,842
                                        ----------------------------------------------------------------------------------------
Balance at December 31, 1994               -          -              5,015         5     26,333     5,832          -      32,170
Common stock issued for ASC acquisition    -          -                 83         -        650         -          -         650
Purchase of 13,000 treasury shares         -          -                  -         -          -         -    $  (141)       (141)
Net income                                 -          -                  -         -          -     4,135          -       4,135
                                        ----------------------------------------------------------------------------------------
Balance at December 31, 1995               -          -              5,098         5     26,983     9,967       (141)     36,814
Unaudited data:

Purchase of 56,000 treasury shares         -          -                  -         -          -         -       (821)       (821)

Net income                                 -          -                  -         -          -     1,588          -       1,588
                                        ----------------------------------------------------------------------------------------
Balance at March 31, 1996                  -          -              5,098     $   5    $26,983   $11,555    $  (962)    $37,581
                                        ========================================================================================

See accompanying notes to consolidated financial statements

SEDA SPECIALTY PACKAGING CORP. & Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                           Three Months Ended
                                                                                 March 31,             Year Ended December 31,
                                                                            ------------------   ----------------------------------
(In thousands)                                                              1996        1995        1995        1994         1993

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
Cash flows from operating activities:
   Net income                                                              $ 1,588     $   752    $ 4,135      $ 4,842     $  4,798
                                                                           --------------------------------------------------------
   Adjustments to reconcile net income to net cash provided
          by operating activities:
      Depreciation and amortization                                          1,202         715      3,757        2,281        1,427
      Change in provision for losses on accounts receivable                    130           -        112          (50)         162
      Deferred income taxes                                                    485         267        578          933        1,639
      Change in assets and liabilities before effect of ASC acquisition:
          Accounts receivable                                                 (810)       (775)    (2,412)        (921)      (1,694)
          Inventory                                                            313        (712)    (1,716)      (1,591)        (945)
          Prepaid expenses and other current assets                            159         185        482         (706)        (301)
          Other assets                                                          82         299        474         (388)        (387)
          Accounts payable                                                     (99)        608        993         (620)       1,441
          Income taxes payable                                                (118)        103        650            -            -
          Accrued liabilities                                                  (54)       (179)        10         (246)         151
                                                                           --------------------------------------------------------
   Total adjustments                                                         1,290         511      2,928       (1,308)       1,493
                                                                           --------------------------------------------------------
     Net cash provided by operating activities                               2,878       1,263      7,063        3,534        6,291
                                                                           --------------------------------------------------------
Cash flows from investing activities:
   Acquisition of majority interest in ASC (Note 3)                           (112)     (3,343)    (3,449)           -            -
   Capital expenditures                                                       (469)     (2,639)    (7,616)      (8,720)      (8,510)
                                                                           --------------------------------------------------------
     Net cash used in investing activities                                    (581)     (5,982)   (11,065)      (8,720)      (8,510)
                                                                           --------------------------------------------------------
Cash flows from financing activities:
   Proceeds from lines of credit and demand notes                                -           -      1,520            -        1,090
   Repayments of lines of credit and demand notes                           (1,520)          -     (1,480)      (1,000)      (3,315)
   Proceeds from public offering of common stock                                 -           -          -           -        23,090
   Exercise of stock options                                                     -           -          -          248            -
   Purchase of treasury stock                                                 (821)          -       (141)           -            -
   Proceeds from issuance of long-term debt                                      -       4,000      6,700        5,494        2,953
   Payment of note payable to principal stockholder (Note 11)                    -           -     (1,600)            -           -
   Principal payments of long-term debt and capital lease obligations       (1,034)       (488)    (3,074)      (8,545)      (2,295)
   Distributions of income                                                       -           -          -            -       (5,033)
                                                                           ---------------------------------------------------------
     Net cash provided by (used in) financing activities                    (3,375)      3,512      1,925       (3,803)      16,490
                                                                           ---------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        (1,078)     (1,207)    (2,077)      (8,989)      14,271
Cash and cash equivalents at beginning of year                               3,508       5,585      5,585       14,574          303
                                                                           ---------------------------------------------------------
Cash and cash equivalents at end of period                                 $ 2,430     $ 4,378    $ 3,508      $ 5,585     $ 14,574
                                                                           =========================================================
Other cash flow information:
   Cash paid during the period for interest                                $   338     $   281     $ 1,380      $ 1,004     $    985
   Cash paid during the period for taxes on income                         $   500     $     -     $   607      $ 1,512     $    163
Non cash investing and financing activities:
   Common stock issued for the acquisition of ASC                          $     -     $     -     $   650      $     -     $      -
   Facility acquired through financing agreements                          $     -     $     -     $     -      $ 6,328     $      -
   Machinery and equipment obtained through capital lease                  $     -     $     -     $     -      $     -     $    831



See accompanying notes to consolidated financial statements

SEDA SPECIALTY PACKAGING CORP. & Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - THE COMPANY

         SEDA Specialty Packaging Corp. ("SEDA") manufactures plastic closures and containers using injection molding, extrusion and stretch-blow molding processes; decorates many of those products using offset printing, hot stamping and labeling processes; and sells those products at wholesale prices to customers primarily in the personal care, pharmaceutical, food and beverage, and household and industrial chemical industries. On June 22, 1995, SEDA acquired a majority interest in American Safety Closure Corp. (Note 3).


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
         The consolidated financial statements include the accounts of SEDA and its majority-owned subsidiaries (Note 3). The consolidated entity is referred to as "the Company" in the accompanying consolidated financial statements. All material intercompany transactions and balances are eliminated in consolidation. The consolidated financial statements include amounts that are based on management's best estimates and judgments. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made for consistent presentation.

Unaudited Interim Information
         The accompanying consolidated balance sheet at March 31, 1996 and the consolidated statements of income and cash flows for the three month periods ended March 31, 1996 and 1995 and the consolidated statement of stockholders' equity for the three month period ended March 31, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. The data disclosed in these notes to financial statements for those periods are also unaudited. The results for the three months ended March 31, 1996 are not necessarily indicative of results of operations for the year ending December 31, 1996.

Revenue Recognition
         Revenue is recognized as product is shipped to customers.

Inventories
         Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

Property, Plant and Equipment
         Property, plant and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property, plant and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are relieved, and any resulting gain or loss is recognized.
         Depreciation is computed on the straight-line method over the estimated useful lives of the assets. The useful life for buildings is 40 years and the useful lives range from 7 to 15 years for machinery and equipment, 3 to 7 years for molds and transportation equipment and 5 to 7 years for furniture and office equipment. Leasehold improvements are amortized over the lesser of the useful life of the related asset or the remaining lease term.

Concentration of Credit Risk
         Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. This risk is limited by the Company's large number of customers and their dispersion, both geographically and across many industry lines. Sales to one customer amounted to $3,396,000 (11% of net sales) in the year ended December 31, 1994. There were no individual customers that represented over 10% of net sales for the years ended December 31, 1995 and 1993. One customer represented 16% of trade accounts receivable at December 31, 1995.

Cash and Cash Equivalents
         For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's investment portfolio at December 31, 1995 consisted of short-term investment funds which are included in the Company's cash and cash equivalents. The cost and fair market value of such securities at December 31, 1995 and 1994 was $3,156,000 and $5,299,000,
respectively.

Earnings Per Common and Common Equivalent Share
         Earnings per common and common equivalent share is calculated using the weighted average number of common shares outstanding and equivalent common shares derived from the inclusion of dilutive stock options and warrants.
Prior to the October 1993 initial public offering, common stock equivalents included all options granted at prices below the expected offering price of $12 in the twelve months prior to the offering.

Accounting for Stock-Based Compensation
         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), effective for years beginning after December 15, 1995. For purposes of recording expense associated with stock-based compensation, the Company intends to continue to apply the provisions of APB Opinion 25 and related interpretations. The effect of adoption of SFAS 123 in the year ending December 31, 1996 will be immaterial.


NOTE 3 - ACQUISITION OF AMERICAN SAFETY CLOSURE CORP.

         On January 5, 1995, SEDA and American Safety Closure Corp., a New York corporation ("ASC") entered into a "Merger Agreement", pursuant to which each stockholder of ASC would receive one share of the Company's common stock for every eight shares of ASC common stock owned by such stockholders. In lieu of receiving SEDA's common stock, each such stockholder would have the option of receiving $1.50 in cash for each share of ASC common stock so held. Approximately 3,064,000 shares of ASC were outstanding as of that date (including 30,000 warrants). This agreement was subsequently amended on June 22, 1995, and August 21, 1995, as discussed below.
         On January 5, 1995, in connection with the proposed merger, SEDA acquired an irrevocable proxy (the "Management Proxy") with respect to an aggregate of 1,656,127 shares of ASC common stock, or approximately 54% of ASC's then outstanding common stock, from ASC Managing Partners, a general partnership. The Management proxy and the ASC shares were placed into escrow together with $1,050,000 cash from SEDA and 82,500 shares of SEDA's common stock, pursuant to the terms of an escrow agreement, which provided in part that the Management Proxy and shares would not be released until the earlier of the date of a vote by ASC's stockholders on the merger or July 5, 1995. On the same date, SEDA acquired irrevocable proxies with respect to an aggregate of 339,000 additional shares of ASC common stock (the "Employee Proxies") from certain employees of ASC.
         On January 5, 1995, SEDA also entered into a "Management Agreement" with ASC. The Management Agreement gave SEDA the authority to manage ASC with the objective of using SEDA's good faith best efforts to maximize the profits of ASC. The Management Agreement also provides that in consideration for said management services, SEDA shall be entitled to receive an amount equal to the profits, if any, (determined by reference to net income determined in accordance with generally accepted accounting principles) generated during the term of the Management Agreement. The Management Agreement continues in effect until the closing of the contemplated merger. Prior to June 22, 1995, the date at which the Company began consolidating the operations of ASC, the management fee under this agreement was insignificant.
         On January 5, 1995, SEDA also acquired certain equipment formerly leased to ASC by KGE Leasing Associates, Inc. (KGE), a corporation controlled by certain principal stockholders of ASC. The equipment was acquired for an aggregate cash purchase price of $1,525,000. From January 5, 1995 to June 22, 1995, SEDA made loans to ASC aggregating $625,000. On June 22, 1995, ASC issued 6,192,000 new shares of ASC common stock to SEDA in exchange for the cancellation of $497,000 in indebtedness owed by ASC to SEDA and for the contribution to ASC of the equipment that SEDA had acquired from KGE and that ASC had been leasing from SEDA. These shares, together with 102,000 shares that SEDA acquired on the open market, gave SEDA approximately 68% of the outstanding shares of ASC at June 22, 1995.
         On June 22, 1995, the Merger Agreement was amended to modify the consideration that each ASC shareholder would receive to one share of the SEDA's common stock for each 24.512 shares of ASC common stock. On June 23, 1995, SEDA filed an action in the U.S. District Court for the Southern District of New York against ASC and other defendants seeking a recision of the merger agreement and, in the alternative, a declaration by the Court that the Merger Agreement be amended with the consent of both Boards of Directors without the consent of any other parties. The stock and cash in escrow were distributed in accordance with the escrow instructions on July 5, 1995, but were still subject to the court proceedings as SEDA continued to dispute the legal rights of ASC Managing Partners to cause the disbursal of the cash and stock in said escrow.

         On August 21, 1995, the Merger Agreement was again amended to modify the consideration that each ASC shareholder would receive back to one share of SEDA's common stock for each eight shares of ASC common stock, as originally contemplated, in anticipation of a settlement of the litigation stemming from this acquisition. The cash option of $1.50 per share, however, was not reinstated. On October 24, 1995, all litigation related to the ASC acquisition was, with the consent of all parties, dismissed with prejudice. As a result of these transactions, the Company's ownership has increased to approximately 86% of the outstanding ASC common stock, and it is proceeding with the required steps to acquire the remaining outstanding shares of ASC.
         This transaction has been accounted in the accompanying financial statements using the purchase method of accounting; accordingly, the cost of the acquisition to date of $3,551,000 in cash plus $650,000 for 82,500 shares of SEDA common stock (valued at $7 7/8, the fair value at July 5, 1995) was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. ASC's results of operations have been included in the Company's consolidated results since June 22, 1995.
         A summary of the purchase price allocation as reflected in the accompanying consolidated financial statements is as follows:

(In thousands)
Net working capital deficit                                                                                 $(1,943)
Property, plant and equipment                                                                                 6,989
Deferred income taxes                                                                                           637
Other assets                                                                                                    222
Long-term debt                                                                                               (1,403)
Minority interest in consolidated subsidiary                                                                   (301)
                                                                                                            -------
Total investment (including $102 invested in 1994)                                                          $ 4,201
                                                                                                            =======


         The following table presents the unaudited pro forma results of operations as if SEDA had acquired approximately 86% of ASC at the beginning of each respective year presented. The pro forma information for the year ended December 31, 1995, combines the Company's consolidated results of operations for that period with the unaudited results of ASC for the period January 1, 1995 to June 22, 1995, since ASC results for the period June 22, 1995 to December 31, 1995, are already reflected in the Company's consolidated results. The pro forma information for the year ended December 31, 1994, combines SEDA's results of operations with the unaudited ASC results of operations for that period. The pro forma information gives effect to certain pro forma adjustments, such as additional depreciation and amortization and the elimination of $2.2 million of certain non-recurring charges included in ASC's 1994 results that would have been recorded prior to the merger and that are directly related to the merger, including executive employment agreement termination costs, incentive awards related to the merger agreement, non-compete agreements and consulting fees related to the merger. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition actually been made as of those dates or of results which may occur in the future.

                                                                                                    December 31,
                                                                                               ---------------------
(In thousands except per share data)                                                              1995         1994
                                                                                               ---------------------
                                                                                                    (Unaudited)
Net sales                                                                                      $45,748      $39,887
Net income                                                                                       3,971        3,925
Earnings per common and common equivalent share                                                   0.78         0.75

NOTE 4 - INVENTORIES

                                                                  March 31,                          December 31,
                                                                    1996                        -------------------
(In thousands)                                                   (Unaudited)                     1995         1994
                                                                 --------------------------------------------------
Finished goods                                                      $2,736                      $2,771       $1,102
Work-in-process                                                      1,455                       1,845        1,223
Raw materials                                                        2,654                       2,542        1,527
                                                                 --------------------------------------------------
                                                                    $6,845                      $7,158       $3,852
                                                                 ==================================================


NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

                                                                                                    December 31,
                                                                                              ---------------------
(In thousands)                                                                                   1995         1994
                                                                                              ---------------------
Land                                                                                          $  2,727      $ 2,555
Buildings and improvements                                                                       6,071        4,734
Machinery and equipment                                                                         38,427       29,322
Molds                                                                                            6,492        2,790
Furniture and office equipment                                                                     484          252
Transportation equipment                                                                           185          137
                                                                                              ---------------------
                                                                                                54,386       39,790
Less accumulated depreciation                                                                  (11,044)      (7,327)
                                                                                              ---------------------
                                                                                              $ 43,342      $32,463
                                                                                              =====================


         Property under capital lease, primarily machinery and equipment included above, aggregated $2,499,000 at December 31, 1995 and $2,022,000 at December 31, 1994. Included in accumulated depreciation are amounts related to property under capital lease of $706,000 and $535,000 at December 31, 1995 and 1994, respectively. Depreciation expense charged to operations was $3,726,000, $2,281,000 and $1,427,000 in 1995, 1994 and 1993, respectively, which included
$171,000, $152,000 and $111,000, respectively, pertaining to property under capital lease.


NOTE 6 - OTHER ASSETS

                                                                                                   December 31,
                                                                                              ---------------------
(In thousands)                                                                                   1995         1994
                                                                                              ---------------------
Equipment deposits                                                                            $    448       $1,173
Patents and other intangibles, net of $31,000 accumulated amortization                             187            -
Deferred acquisition costs (Note 3)                                                                175          102
Investment in Tube Tech (Note 11)                                                                  105          105
Other                                                                                               74           (5)
                                                                                              ---------------------
                                                                                              $    989       $1,375
                                                                                              =====================


         Deferred acquisition costs represent direct incremental costs associated with the acquisition of the remaining minority interest in ASC (Note
3).

NOTE 7 - INCOME TAXES

         Prior to its initial public offering (Note 10), SEDA elected to be taxed as an S Corporation for both federal and state income tax purposes, and, as a result, was not subject to federal taxation and was subject to state taxation on income at a reduced rate (2.5%). Therefore, no asset or liability for federal income taxes was included in the historical financial statements for the period prior to the offering because the individual shareholders were liable for federal and state income taxes on their allocated portions of SEDA's taxable income. Upon completion of the offering, the Company's S Corporation status for income tax purposes terminated. The termination of the Company's S Corporation election resulted in the establishment of a net deferred tax liability calculated at normal federal and state income tax rates, causing a one-time, non-cash charge against earnings of $1,563,000 for additional income tax expense.. The accompanying statement of income also includes a pro forma income tax provision, using a tax rate of 35.9% for 1993, to reflect the estimated income tax expense of SEDA as if it had been subject to normal federal and state income taxes for all of 1993.
         The Company's historical provision for income taxes for the three years ended December 31, 1995 is comprised of the following:

(In thousands)                                                                       1995         1994         1993
                                                                                   --------------------------------

Current tax expense:
Federal                                                                            $1,127       $1,233       $  158
State                                                                                 253           24          143
                                                                                   --------------------------------
Total current                                                                       1,380        1,257          301
                                                                                   --------------------------------
Deferred tax expense:
Federal                                                                             1,005        1,105          238
State                                                                                (434)        (194)        (216)
Deferred tax provision resulting from termination of S Corporation status               -            -        1,563
                                                                                   --------------------------------
Total deferred                                                                        571          911        1,585
                                                                                   --------------------------------
Tax benefit from stock option plan                                                      -           98            -
                                                                                   --------------------------------
Total provision for income taxes                                                   $1,951       $2,266       $1,886
                                                                                   ================================


         Deferred tax liabilities (assets) are comprised of the following at December 31:

(In thousands)                                                                     1995         1994         1993
                                                                                 ----------------------------------
Property, plant & equipment                                                      $ 4,472       $3,677       $2,285
Revitalization Zone tax credits                                                   (1,264)        (643)        (239)
Inventory valuation                                                                 (383)        (352)        (136)
Accounts receivable valuation                                                       (120)         (80)        (100)
Other                                                                               (117)          45          (96)
                                                                                 ----------------------------------
                                                                                 $ 2,588       $2,647       $1,714
                                                                                 ==================================


         The Company records the benefit of Revitalization Zone tax credits in the year earned; such credits begin expiring in the years 2009 and 2010.
         The provision for income taxes (pro forma provision in 1993) differs from the amount of income tax determined by applying the applicable US statutory income tax rate to income before income taxes as a result of the following differences:

(In thousands)                                                                       1995         1994         1993
                                                                                   --------------------------------
Federal tax computed at statutory rate                                             $2,069       $2,417       $2,272
State taxes, net of federal benefit                                                   374          437          409
Revitalization Zone tax credits                                                      (923)        (764)        (282)
Other                                                                                 431          176            -
                                                                                   --------------------------------
Total provision for income taxes (pro forma in 1993)                               $1,951       $2,266       $2,399
                                                                                   ================================

NOTE 8 - DEBT

Bank Credit Agreement
         On June 21, 1995, the Company modified its credit agreement with a bank which provides financing of up to $24.5 million, consisting of a $17.5 million term loan commitment for equipment financing ("equipment term loans - bank") and a $7 million revolving line of credit. The agreement expires June 30, 1997. All amounts borrowed under the revolving line of credit are due and payable upon expiration; as of December 31, 1995 $1,520,000 was outstanding under the revolving line of credit. Term loans are to be repaid over periods of up to five years. The term loans and line of credit are collateralized by a general first priority lien on all the assets of the Company except certain property, plant and equipment where the bank's security interest is subordinated to the holders of the Company's building and equipment notes payable. The term loan amount available to the Company at December 31, 1995, for additional borrowing was $6,300,000.
         Interest on the revolving line of credit is payable monthly at an annual rate equal to the bank's prime rate or, at the Company's option, 1.2% above the London Interbank Offered Rate (LIBOR). At December 31, 1995, the interest rate in effect was 8.5%. Interest on the term loans is at varying rates, at the Company's option, of from 1.5% to 1.75% above the bank's certificate of deposit rate or LIBOR for an agreed-upon time period.
         The Company must comply with covenants set forth in the agreement which require, among other restrictions, that the Company maintain minimum levels of tangible net worth (which effectively limited the amount available for the payment of dividends at December 31, 1995 to $235,000), working capital and net income and certain minimum financial ratios and that the Company restrict the incurrence of additional debt without the bank's consent.

Long-Term Debt
         Long-term debt is comprised of the following (average rate refers to the weighted average interest rate in effect for each debt category at December 31, 1995):

                                                                                                   December 31,
                                                                                               --------------------
(In thousands)                                                                                    1995         1994
                                                                                               --------------------
Building mortgages                (average rate - 8.4%)                                        $ 4,550     $  3,624
Equipment term loans - bank       (average rate - 7.3%)                                          9,816        5,085
Equipment notes - other           (average rate - 7.7%)                                          1,355        1,503
Other long-term debt              (average rate - 7.0%)                                            314            -
                                                                                               --------------------
                                                                                                16,035       10,212
Less current portion                                                                            (3,582)      (1,704)
                                                                                               --------------------
                                                                                               $12,453     $  8,508
                                                                                               ====================

         The mortgages, notes and other long-term debt are payable to banks, other financial companies and government agencies in monthly installments through October 2003, currently approximating $371,000 plus a payment in December 1997 of $3.1 million on one of the building mortgages. The building mortgages are secured by land and buildings with a net book value at December 31, 1995 of $8,413,000; the equipment term loans - bank are secured as discussed above; and the equipment notes - other are secured by equipment with a net book value of $1,932,000 at December 31, 1995. Aggregate maturities of long-term debt over the next five years are as follows:

(In thousands)
1996                                                                                          $ 3,582
1997                                                                                            6,498
1998                                                                                            2,632
1999                                                                                            2,163
2000                                                                                              684
After 2000                                                                                        476
                                                                                              -------
                                                                                              $16,035
                                                                                              =======

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Leases
         The Company leases certain machinery and equipment under capital and operating leases expiring in various years through 1999. The Company incurred $96,000, $222,000, and $1,138,000 in operating lease expense during the years ended December 31, 1995, 1994 and 1993, respectively. Generally, the Company's capital leases include purchase options at the end of the lease term.
         Minimum lease commitments under non-cancelable leases at December 31, 1995, are as follows:

                                                                                               Capital    Operating
(In thousands)                                                                                  Leases       Leases
                                                                                             ----------------------
1996                                                                                         $     568     $     96
1997                                                                                               497           87
1998                                                                                               314            9
1999                                                                                                54            -
                                                                                             ----------------------
Total minimum lease payments                                                                     1,433    $     192
                                                                                                          =========
Less amount representing interest                                                                 (135)
                                                                                             ---------
Present value of minimum lease payments                                                          1,298
Less current portion                                                                              (493)
                                                                                             ---------
                                                                                             $     805
                                                                                             =========


NOTE 10 - STOCKHOLDERS' EQUITY

Initial Public Offering
         Effective October 26, 1993, SEDA sold 1,840,000 shares of its common stock to the public at a price of $14 per share. Net proceeds to SEDA were $23,090,000 after deduction of the underwriting discount of $1,803,000 and expenses related to the offering of $886,000. SEDA also issued warrants to the underwriters of its public offering, exercisable for three years, to purchase 150,000 shares of common stock at an exercise price equal to the greater of $16.80 or the closing price of SEDA's common stock on the date of exercise, less $10.

Reincorporation
         On July 19, 1994, SEDA's stockholders approved the reincorporation of SEDA in the state of Delaware. Such reincorporation was effected on August 1, 1994. As a result of the reincorporation, each outstanding share of SEDA's no par value common stock was exchanged for 1 share of $0.001 par value common stock of the Delaware corporation. Stockholders' equity amounts related to common stock, contributed capital and capital in excess of par value were adjusted to give retroactive effect to the reincorporation.

Stock Options
         In September 1993, the Company adopted its 1993 Incentive and Nonstatutory Stock Option Plan ("the Plan") and subsequently amended it in July 1994. The Plan will terminate after 10 years. A total of 1,000,000 shares of the Company's Common Stock have been reserved for issuance under the Plan. The Plan provides for the grant of incentive stock options to employees of the Company and non-qualified stock options to employees, officers, directors and consultants of the Company. The plan is administered by a committee appointed by the Board, which determines the terms of the options granted, including the exercise price, the number of shares subject to option, and the option's vesting period.
         The exercise price of all options granted under the Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the Plan is 10 years. With respect to any participant who owns stock representing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any option must be at least equal to 110% of the fair market value on the date of grant.

                                                              Option Price                                 Available
                                                                per Share      Outstanding   Exercisable   for Grant
                                                             -------------------------------------------------------
Plan creation - 1993                                                       -            -            -       700,000
Options granted                                              $10.00 - $14.00      333,500            -      (333,500)
Became exercisable                                           $10.00 - $14.00            -      272,125             -
                                                             -------------------------------------------------------
Balance at December 31, 1993                                 $10.00 - $14.00      333,500      272,125       366,500
Plan amendment                                                             -            -            -       300,000
Options granted                                              $12.50 - $13.75       96,000            -       (96,000)
Became exercisable                                           $12.50 - $14.00            -       61,125             -
Exercised                                                         $10.00          (15,000)     (15,000)            -
                                                             -------------------------------------------------------
Balance at December 31, 1994                                 $10.00 - $14.00      414,500      318,250       570,500
Options granted                                              $10.00 - $12.31      377,000            -      (377,000)
Became exercisable                                           $10.00 - $14.00            -      342,875             -
                                                             -------------------------------------------------------
Balance at December 31, 1995                                 $10.00 - $14.00      791,500      661,125       193,500
                                                             =======================================================

Note 11 - Related Party Transactions

         The Company, 2501 West Rosecrans, Inc., Tube Tech Corporation of Delaware and Pacific Atlantic Brokerage, Inc. are related parties because a common stockholder holds or held a substantial ownership interest in each of the companies, and Shapour Sedaghat, former Chairman of the Company, is a related party because of his ownership interest in the Company.
         2501 West Rosecrans, Inc. was 100% owned by one of the Company's principal stockholders. On April 20, 1994, the Company acquired from 2501 West Rosecrans, Inc. the building and real estate comprising its manufacturing facilities and corporate headquarters, at a cost of approximately $6.3 million, which approximated fair market value, in exchange for a promissory note in the principal amount of $1.6 million, bearing interest at 6% per annum, and the Company's assumption of the existing five-year note due to a financial institution in the principal amount of approximately $4.7 million, bearing interest at 8.5% per annum. At the closing of the transaction, the Company paid $1 million to the financial institution to reduce the amount outstanding on the five- year note. Prior to this transaction, the Company leased the facility from 2501 West Rosecrans, Inc. and paid rent to 2501 West Rosecrans, Inc. of $219,000 in 1994 and $656,000 in 1993.
         Tube Tech Corporation of Delaware (Tube Tech) was 50% owned by one of the Company's principal stockholders until the Company acquired his 50% interest in July 1993 for $90,000. Tube Tech became an exclusive sales representative of the Company in 1992 for selected plastic tube products customers. Total commissions paid by the Company to Tube Tech for the years ended December 31, 1995, 1994 and 1993 were $294,000, $496,000 and $292,000, respectively. The Company's investment in Tube Tech is accounted for using the equity method of accounting for investments.
         Pacific Atlantic Brokerage, a corporation majority owned by one of the Company's principal stockholders, provides freight forwarding services to the Company. The cost of these services provided by Pacific Atlantic Brokerage to the Company and charged to operations amounted to $911,000 in 1995, $636,000 in 1994 and $396,000 in 1993.
         In 1995, the Company paid $70,000 to Shapour Sedaghat for consulting services after his retirement from the Company.
          As of December 31, 1995 and 1994, in the aggregate the Company owed $136,000 and $1,704,000, respectively, to these related parties, which at December 31, 1994 included $1.6 million owed to 2501 West Rosecrans, Inc. related to the Company's facility.

SEDA SPECIALTY PACKAGING CORP.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS



                                                           Additions
                                              Balance at   charged to                                  Balance at
                                             beginning of  costs and          ASC                        end of
Description                                     period      expenses      Acquisition   Deductions       period
- -----------                                     ------      --------      -----------   ----------       ------
Allowance for Doubtful Accounts
     Receivable:


     Year ended December 31, 1995              $200,000       $375,000       $112,000       $263,000(1)    $424,000

     Year ended December 31, 1994               250,000         22,000              -         72,000(1)     200,000

     Year ended December 31, 1993                88,000        182,000              -         20,000(1)     250,000


_______________________

(1)      Represents write-offs of bad debts

                      THIS PAGE INTENTIONALLY LEFT BLANK.

INDEX TO FINANCIAL STATEMENTS

AMERICAN SAFETY CLOSURE CORP.

Independent Auditors' Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-19
Consolidated Balance Sheet  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-20
Consolidated Statement of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-21
Consolidated Statement of Changes in Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . . F-22
Consolidated Statement of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-23
Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-24

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders
American Safety Closure Corp. and Subsidiary


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of American Safety Closure Corp. and Subsidiary at April 30, 1995, and the results of their operations and their cash flows for the fiscal year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficit of $2,107,000 and is in default on its line of credit and certain of its other debt agreements making such debt callable upon demand by the respective lenders. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



PRICE WATERHOUSE LLP
Costa Mesa, California
August 14, 1995, except for
Notes 3 and 10, as to which the
date is August 21, 1995

INDEPENDENT AUDITOR'S REPORT




To the Board of Directors and Stockholders
American Safety Closure Corp.


We have audited the accompanying consolidated balance sheet of American Safety Closure Corp. and Subsidiary as of April 30, 1994, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Safety Closure Corp. and Subsidiary as of April 30, 1994, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                            URBACH KAHN & WERLIN PC



Glens Falls, New York
June 17, 1994

                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET

                                                                               April 30,                January 31,
                                                                                                           1996
                                                                                                           ----
                                                                          1994            1995          (unaudited)
                                                                          ----            ----
                           Assets
                           Current assets
                              Cash and cash equivalents             $  197,000
                              Accounts receivable, net
                                  allowance for doubtful accounts
                                  of $109,000 and $45,000
                                                                     1,416,000       $1,294,000        $1,883,000
                              Inventories (Note 4)                   1,438,000        1,760,000         1,895,000
                              Prepaid expenses and other
                                  current assets                       143,000          154,000            74,000
                                                                       -------          -------            ------
                                  Total current assets               3,194,000        3,208,000         3,852,000
                              Property, plant, and equipment,
                                  net (Note 5)                       3,904,000        3,870,000         5,103,000
                              Patents, net of accumulated
                                  amortization of $350,000 and         225,000          195,000           174,000
                                  $275,000
                              Other assets                             135,000           36,000            12,000
                                                                       -------           ------            ------
                                                                    $7,458,000       $7,309,000        $9,141,000
                                                                    ==========       ==========        ==========
                           Liabilities and Stockholders' Equity

                           Current liabilities
                              Accounts payable                      $  907,000      $ 1,392,000        $1,332,000
                              Accrued liabilities                      496,000          664,000         1,233,000
                              Line of credit (Note 6)                1,238,000        1,441,000                --
                              Current portion of long-term debt
                                  and capital lease obligations
                                  (Notes 7 and 10)                     557,000        1,293,000           810,000
                              Due to SEDA (Note 3)                                      525,000         1,648,000
                                                                      --------          -------         ---------
                                     Total current liabilities       3,198,000        5,315,000         5,023,000
                                                                     ---------        ---------         ---------
                              Long-term debt and capital lease
                                  obligations, net of current
                                  portion (Notes 7 and 10)           2,378,000        1,481,000         1,572,000
                                                                     ---------        ---------         ---------
                              Preferred stock of subsidiary            460,000          445,000           445,000
                                                                       -------          -------           -------
                              Commitments and contingencies (Note
                              10)
                              Stockholders' equity (Note 11)
                                  Common stock, par value $.30
                                  per share, authorized
                                  15,000,000 shares, 3,002,240
                                  and 1,441,212 shares issued and
                                  outstanding at April 30, 1995
                                  and 1994, respectively,
                                  excluding shares held in treasury    432,000          901,000         2,760,000
                              Additional paid-in capital             8,445,000       10,317,000        10,491,000
                              Accumulated deficit                   (7,455,000)     (11,127,000)      (11,127,000)
                              Less treasury stock, at cost,
                                  15,000 shares                           --            (23,000)          (23,000)
                                                                       -------          --------          --------
                                     Total stockholders' equity      1,422,000           68,000         2,101,000
                                                                     ---------           ------         ---------
                                                                    $7,458,000       $7,309,000        $9,141,000
                                                                    ==========       ==========        ==========





  The accompanying notes are an integral part of these consolidated financial statements.

           AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY CONSOLIDATED
                            STATEMENT OF OPERATIONS


                                                                  For the year ended                 Nine months ended
                                                                      April 30,                         January 31,
                                                                      ---------                         -----------

                                                                 1994            1995              1995             1996
                                                                 ----            ----              ----             ----
                                                                                                        (unaudited)
                  Net sales                                $10,114,000      $8,142,000        $6,150,000        $7,413,000

                  Cost of sales                              8,255,000       7,234,000         5,429,000         5,551,000
                                                             ---------       ---------         ---------         ---------
                     Gross profit                            1,859,000         908,000           721,000         1,862,000

                  Selling, general and administrative
                     expenses                                1,698,000       4,200,000         3,729,000           817,000

                  Non-recurring charges (Note 12)              761,000              --                --                --
                                                               -------         -------           -------           -------

                     Operating (loss) income                  (600,000)     (3,292,000)       (3,008,000)        1,045,000

                  Other expenses:

                     Interest expense                          336,000         380,000           270,000           291,000

                     Management Fee                                 --              --                --           754,000
                                                             ---------    ------------          --------           -------
                     Net (loss) income                       $(936,000)    $(3,672,000)      $(3,278,000)          $     0
                                                             ==========    ============      ============          =======

                  Net loss per common share                 $   (0.69)      $   (1.84)         $  (1.97)          $   0.00
                                                            ==========      ==========         =========          ========


                  Weighted average number of
                     common shares outstanding               1,358,000       1,996,000         1,667,000         8,003,000
                                                             =========       =========         =========         =========





  The accompanying notes are an integral part of these consolidated financial statements.

                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED APRIL 30, 1995 AND 1994

                                                                             Additional
                                                        Common Stock          Paid-in    Accumulated     Treasury
                                                    Shares      Amount        Capital      Deficit        Stock          Total
                                                  ---------   ----------   -----------  ------------   -----------   ------------
Balances at April 30, 1993                        1,175,000   $  353,000   $ 7,009,000  $ (6,519,000)                $    843,000
  Issuance of common stock for cash                  53,000       16,000       244,000                                    260,000
  Issuance of common stock for exercise
    of warrants                                     141,000       42,000       647,000                                    689,000

  Issuance of common stock to officers,
     directors and employees for services
     rendered and bonuses                            17,000        5,000        13,000                                     18,000
  Conversion of subsidiary preferred stock
     for common stock                                55,000       16,000       532,000                                    548,000
  Net loss for the year ended April 30, 1994                                                (936,000)                    (936,000)
                                                  ---------   ----------   -----------  ------------     ---------   ------------
 Balances at April 30, 1994                       1,441,000      432,000     8,445,000    (7,455,000)                   1,422,000
    Issuance of common stock to officers
       and directors pursuant to severance
       agreements                                 1,148,000      344,000     1,378,000                                  1,722,000
    Issuance of common stock to officers,
       directors and employees for services
       rendered and bonuses                         412,000      124,000       480,000                                    604,000

    Repurchase of common stock                      (15,000)                                             $ (23,000)       (23,000)

    Conversion of subsidiary preferred stock
       for common stock                               2,000        1,000        14,000                                     15,000
    Net loss for the year ended April 30, 1995                                            (3,672,000)                  (3,672,000)
                                                  ---------   ----------   -----------  ------------     ---------    -----------
 Balances at April 30, 1995                       2,988,000      901,000    10,317,000   (11,127,000)      (23,000)        68,000
 Unaudited data:
    Issuance of common stock to purchase
       machinery and equipment                    4,670,000    1,401,000       124,000                                  1,525,000
    Issuance of common stock in exchange for
       cancellation of indebtedness               1,522,000      457,000        40,000                                    497,000
    Issuance of common stock for services
       rendered                                      21,000        1,000        10,000                                     11,000
    Net income for the nine months ended
       January 31, 1996                                  --           --            --           -0-            --            -0-
                                                  ---------   ----------   -----------  ------------      --------    ----------
 Balances at January 31, 1996                     9,201,000   $2,760,000   $10,491,000  $(11,127,000)     $(23,000)   $2,101,000
                                                  =========   ==========   ===========  ============      ========    ==========





  The accompanying notes are an integral part of these consolidated financial statements.

                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 For the year ended                  Nine months ended
                                                                      April 30,                         January 31,
                                                                      ---------                         -----------

                  Cash flows from operating activities          1994           1995            1995                 1996
                                                               ------         ------          ------               ------
                                                                                                        (unaudited)
                     Net (loss) income                       $(936,000)    $(3,672,000)      $(3,278,000)         $    -0-
                                                             ----------    ------------      ------------         --------
                     Adjustments to reconcile net loss
                         to net cash provided by (used
                         in) operating activities:
                     Depreciation and amortization             591,000         604,000           441,000           546,000
                     Provision for bad debts                    48,000          64,000            18,000            15,000
                     Common stock issued for services
                         rendered, severance agreements
                         and bonuses                            19,000       2,326,000         2,325,000            11,000
                     Realized loss on write-down of
                         equity securities                          --          21,000                --                --
                     Provision for inventory write
                         down                                  194,000              --                --                --
                     Loss on sale of equipment                      --          36,000            12,000                --
                     Write-off of other assets                 176,000              --                --                --
                  Changes in assets and liabilities:
                     Accounts receivable                      (113,000)         58,000           563,000          (604,000)
                     Inventories                                40,000        (322,000)         (264,000)         (135,000)

                     Prepaid expenses and other assets          28,000          61,000            42,000            80,000
                     Accounts payable and accrued
                         liabilities                           (15,000)        653,000           514,000           509,000
                                                               --------        -------           -------           -------
                         Total adjustments                     968,000       3,501,000         3,651,000           422,000
                                                               -------       ---------         ---------           -------
                         Net cash provided by
                            (used in) operating
                            activities                          32,000        (171,000)          373,000           422,000
                                                                ------        ---------          -------           -------
                  Cash flows from investing activities:
                     Capital expenditures                     (220,000)       (198,000)         (185,000)         (208,000)
                     Proceeds from sale of equipment                             2,000            13,000                --
                     Investments                               (20,000)           --                  --                --
                                                               --------        -------          --------           -------
                         Net cash used in investing
                            activities                        (240,000)       (196,000)         (172,000)         (208,000)
                                                              ---------       ---------         ---------         ---------
                  Cash flows from financing activities:
                     Principal payments on long-term
                         debt and capital lease               (534,000)       (535,000)         (444,000)         (393,000)
                         obligations
                     Issuance of long-term debt                100,000              --                --                --
                     Net increase (payments) on line
                         of credit                            (157,000)        203,000            47,000        (1,441,000)
                     Proceeds from SEDA loan                                   525,000                --         1,620,000
                     Net proceeds from issuance of
                         common stock                          949,000              --                --                --
                     Treasury stock acquired                      --           (23,000)               --                --
                                                               -------         --------          -------           -------
                         Net cash provided by
                            financing activities               358,000         170,000          (397,000)         (214,000)
                                                               -------         -------          ---------         ---------
                  Net increase (decrease) in cash and
                     cash equivalents                          150,000        (197,000)         (196,000)              -0-

                  Cash and cash equivalents at the
                     beginning of the period                    47,000         197,000           197,000               -0-
                                                                ------         -------           -------          --------
                  Cash and cash equivalents at the end
                     of the period                            $197,000        $    -0-            $1,000             $ -0-
                                                              ========        ========            ======             =====
                  Supplemental disclosures of cash flow
                    information

                     Cash paid for interest                   $336,000        $346,000          $270,000          $223,000
                                                              ========        ========          ========          ========
                  Non-cash investment and financing activities
                     Exchange of subsidiary preferred
                         stock for common stock               $548,000         $15,000           $15,000                --
                     Equipment acquired under capital
                         lease arrangements                    330,000        $374,000          $370,000                --
                     Equipment obtained through
                         issuance of common stock                   --              --                --        $1,525,000
                     Reduction in loan from SEDA for
                         issuance of common stock                   --              --                --          $497,000





  The accompanying notes are an integral part of these consolidated financial statements.

                  AMERICAN SAFETY CLOSURE CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     NATURE OF BUSINESS AND BASIS OF PRESENTATION


NATURE OF BUSINESS AND OWNERSHIP

       American Safety Closure Corp. (the "Company"), a New York corporation, develops, manufactures, and assembles tamper-evident plastic closures and sells these products to a diverse group of customers in the food, beverage, and cosmetics industries primarily located in the eastern United States.

       During fiscal 1989, the Company, through a wholly-owned subsidiary, acquired substantially all of the assets and assumed substantially all of the liabilities of Arpak Plastics, Inc. (Arpak), which had filed for protection from creditors under Chapter 11 of the Bankruptcy Code. Arpak, located in Plattsburgh, New York, is a 28-year old manufacturer of plastic closures, jars and vials.

       On January 5, 1995, the Company and SEDA Specialty Packaging Corp.
(SEDA) entered into a "Merger Agreement", subsequently amended on June 22, 1995 and August 21, 1995, pursuant to which SEDA would acquire all of the Company's common stock held by certain shareholders, representing approximately 90% of the Company's total common stock shares outstanding. See Note 3 for further discussion of the merger.

BASIS OF PRESENTATION

       The Company has suffered recurring losses from operations, has a working capital deficit of $2,107,000 at April 30, 1995, and is in default on its line of credit agreement and certain of its other debt agreements. Borrowings under these agreements are callable immediately by the respective lenders. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company will be able to continue operations in its present form based on its present resources and a combination of its efforts to secure alternative financing, increase its sales levels and implement cash conservation strategies. Management views the acquisition of a majority of the Company's common stock by SEDA as a positive step towards securing additional financial and operational improvements.

       The Company's financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not purport to give effect to adjustments, if any, that may be necessary should the Company be required to realize its assets and liquidate its liabilities, contingent liabilities and commitments in other than the normal course of business at amounts different from those in the financial statements.

UNAUDITED INTERIM INFORMATION

       The accompanying consolidated balance sheet at January 31, 1996, and the consolidated statements of operations and cash flows for the nine month periods ended January 31, 1996 and 1995, and the consolidated statement of changes in stockholders' equity for the nine month period ended January 31, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. All significant intercompany transactions have been eliminated. The data disclosed in these notes to financial statements for these periods are also unaudited. The results for the nine months ended January 31, 1996 are not necessarily indicative of the results of operations for the year ending April 30, 1996.

FOURTH QUARTER ADJUSTMENTS

       The aggregate effect of year end April 30, 1995 adjustments is to increase the net loss by $260,000 and is reflected in the results of the fourth quarter. These adjustments related primarily to management's periodic review of estimates and judgements involving inventory values, the allowance for doubtful accounts, the impairment of an investment and contingent liabilities.

       These adjustments have an immaterial effect on the first three quarters of the year ended April 30, 1995.

2.     A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

       The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant, intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

       Revenues are recognized when products are shipped to customers.

CASH AND CASH EQUIVALENTS

       Cash and cash equivalents include highly liquid debt instruments with original maturities of three months or less.

INVESTMENTS

       In fiscal 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), which requires that investments in debt and equity securities be reported at fair market value. During 1994, the Company recognized a loss of $21,000 for the write-down of equity securities which were deemed to be permanently impaired. At April 30, 1995, the Company's investment in equity securities totaled $4,000.

INVENTORIES

       Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the related assets (generally five to 10 years for equipment and 33 years for buildings). Depreciation is computed principally on the straight-line method.

CONCENTRATION OF CREDIT RISK

       Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. This risk is limited by the Company's large number of customers and their dispersion across industry lines.

       Sales to one customer amounted to $837,000 (10% of net sales) for the fiscal year ended April 30, 1995, while sales to a different customer amounted to $1,300,000 (13% of net sales) for the year ended April 30, 1994.

PATENTS

       The cost of patents (which includes patent acquisition costs and certain legal fees) is being amortized on a straight-line basis over the estimated useful lives of the assets ranging from 5-17 years. Periodically, the Company evaluates the recoverability of intangibles based on estimated undiscounted future cash flows from operating activities compared with the carrying values of the intangibles.

INCOME TAXES

       Deferred income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 requires the liability method for accounting for income taxes. This method mandates the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. The adoption of SFAS 109, effective January 1, 1993, did not have a material impact on the Company's consolidated financial statements or financial position.

NET LOSS PER SHARE

       Net loss per common share was computed based on the weighted average number of the Company's common shares outstanding during the fiscal years ended April 30, 1995 and 1994. Common stock equivalents were not considered in the net loss per share calculation because the effect on the net loss per share would be antidilutive.

RECLASSIFICATIONS

       Certain amounts in the 1994 financial statements have been reclassified to conform with the 1995 presentation.

3.     MERGER AGREEMENT WITH SEDA SPECIALTY PACKAGING CORP. (SEDA)

       On January 5, 1995, the Company and SEDA entered into an agreement to merge the Company with SEDA (the "Merger Agreement"), pursuant to which each stockholder of the Company would receive one share of SEDA's common stock for every eight shares of the Company's common stock owned by such stockholders.
In lieu of receiving SEDA's common stock, each such stockholder would have the option of receiving $1.50 for each share of the Company's common stock held (the Cash Election Option). Approximately 3,064,000 shares of the Company's common stock were outstanding as of that date (including 30,000 warrants).
This agreement was subsequently amended on June 22, 1995 and August 21, 1995 as discussed below.

       On January 5, 1995, in connection with the proposed merger, SEDA acquired an irrevocable proxy (the "Management Proxy") with respect to an aggregate of 1,656,000 shares of the Company's common stock, or approximately 54% of the outstanding common stock, from ASC Managing Partners, a general partnership. The Management Proxy was placed into escrow pursuant to the terms of an escrow agreement, which provides in part that the Management Proxy will not be released until the date of a vote by the Company's stockholders on the merger. On the same date, SEDA acquired irrevocable proxies with respect to an aggregate of 339,000 additional shares of the Company's common stock (the "Employee Proxies") from certain employees of the Company.

       On January 5, 1995, SEDA also entered into a management agreement with the Company. The management agreement gives SEDA the authority to manage the Company with the objective of using SEDA's good faith best efforts to maximize the profits of the Company. The management agreement also provides that in consideration for said management services, SEDA shall be entitled to receive an amount equal to the profits of the Company, if any (determined by reference to net income determined in accordance with generally accepted accounting principles), generated during the term of the Management Agreement. The Management Agreement continues in effect until the closing of the contemplated merger.

       On January 5, 1995, SEDA also acquired certain equipment formerly leased to the Company by KGE Leasing Associates, Inc. (KGE), a corporation controlled by certain principal stockholders of the Company. The equipment was acquired for an aggregate cash purchase price of $1,525,000.

       Through April 30, 1995, SEDA made loans, bearing interest at 9% and payable upon demand, to the Company aggregating $525,000.

       On June 22, 1995, the Company issued 6,192,000 new shares of common stock to SEDA in exchange for the cancellation of $497,000 in indebtedness owed by the Company to SEDA and for the contribution to the Company of the equipment that SEDA had acquired from KGE. These shares, together with the 102,000 shares that SEDA had previously acquired gave SEDA approximately 67% of the outstanding shares of the Company at June 30, 1995.

       On June 22, 1995 by approval of the Company's Board of Directors, the Merger Agreement was amended to modify the consideration that each shareholder would receive one share of SEDA's common stock for each 24.512 shares of the Company's common stock. On June 23, 1995, SEDA filed an action in the U.S. District Court for the Southern District of New York against the Company and other defendants seeking a recision of the Merger Agreement or in the alternative, a declaration by the Court that the Merger Agreement be amended with the consent of both Boards of Directors without the consent of any other parties. On August 21, 1995, SEDA voluntarily dismissed the action against the Company.

       Effective August 21, 1995, the Merger Agreement was further amended by agreement of the Company's and SEDA's Boards of Directors, cancelling the June 22nd amendment and eliminating the Cash Election Option from the Merger Agreement.

       In July 1995, a long-time stockholder and relative of the former Chairman of the Board of the Company filed a motion seeking appointment of a receiver for the Company and alleging that the Company's Board of Directors has breached its fiduciary duty to the shareholders of the Company and that SEDA has improperly diverted assets from the Company.

       On October 24, 1995, all litigation related to the Merger Agreement with SEDA was, with the consent of all parties, dismissed.

4.     INVENTORIES

Inventories consist of the following:

                                                                              April 30,                        January 31,

                                                                     1994                  1995                    1996
                                                                     ----                  ----                    ----
                                                                                                               (Unaudited)
                                                                                                               -----------
                  Raw materials                                     $636,000                $569,000               $662,000

                  Work in progress                                   171,000                 240,000                209,000

                  Finished goods                                     631,000                 951,000              1,024,000
                                                                     -------                 -------              ---------
                                                                  $1,438,000              $1,760,000             $1,895,000
                                                                  ==========              ==========             ==========

5.     PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consist of the following:

                                                                                          April 30,

                                                                                 1994                  1995
                                                                                 ----                  ----
                             Land                                                $39,000                $39,000

                             Building and improvements                           992,000                995,000

                             Machinery and equipment                           4,938,000              5,407,000
                             Furniture and fixtures                              136,000                139,000

                             Vehicles                                             85,000                 49,000
                                                                                  ------                 ------
                                                                               6,190,000              6,629,000

                             Accumulated depreciation                         (2,286,000)            (2,759,000)
                                                                              -----------            -----------

                                                                              $3,904,000             $3,870,000
                                                                              ==========             ==========


6.     LINE OF CREDIT

       The Company has a $1,500,000 line of credit, bearing interest at the bank's base rate plus 2 1/2% (12% at April 30, 1995). Borrowings on this line of credit were $1,441,000 and $1,238,000 at April 30, 1995 and 1994, respectively.

       In connection with the line of credit agreement, the Company is required to meet various operating and financial covenants. The Company was not in compliance with certain of these covenants at April 30, 1995, and, as a result, the outstanding borrowings at April 30, 1995 are payable immediately, if so requested by the bank.

       In September 1995, the Company's line of credit with its bank was repaid in total and replaced with a $2 million line of credit with SEDA, bearing interest at the prime rate. Approximately $1.5 million was borrowed by the Company under this agreement with SEDA and used to repay the bank. The Company's outstanding borrowing from SEDA at January 31, 1996, was $1,648,000.

7.     LONG-TERM DEBT

       Long-term debt comprised the following:

                                                                                     April 30,

                                                                        1994                           1995
                                                                        ----                           ----
 Equipment term loans, monthly payments of $5,900
 plus interest at base rate plus 2%, (11% at April
 30, 1995), due July 1995, secured by equipment
                                                                       $87,000                        $15,000

 Mortgage note, monthly payments of $9,800
 including interest at 8.375%, due October 2003,
 secured by real estate                                                771,000                        716,000

 Second mortgage note, monthly payments of $5,900
 including interest at 7.75% due October 2003,
 secured by real estate                                                489,000                        443,000

 Term notes, monthly payments of $3,300 plus
 interest at 5%, through October 1995, at which
 time the remaining balance of $153,500 is due and
 payable, secured by building and equipment
                                                                       256,000                        234,000

 Unsecured notes for federal and state taxes, due
 in varying amounts including interest at 10%,
 maturing between September 1994 and September
 1996                                                                  251,000                        192,000

 Term loans due in varying amounts including
 interest from 5.8% to 10%, maturing between June
 1994 and September 1998, secured by equipment
                                                                       236,000                        195,000

 Other                                                                  70,000                         70,000
                                                                        ------                         ------

                                                                     2,160,000                      1,865,000
 Less current maturities or amounts subject to
 default                                                               557,000                      1,045,000
                                                                       -------                      ---------

                                                                    $1,603,000                       $820,000
                                                                    ==========                       ========

       The Company's debt instruments listed above are secured by substantially all of the Company's assets. The Company's debt instruments require the Company to comply with certain covenants, including among other things, timely payments of principal and interest, maintenance of various financial ratios and financial reporting requirements. As of April 30, 1995, the Company was in violation of certain of these covenants. Accordingly, those instruments for which there has been a covenant violation are due and payable upon the lender's demand and have been classified as current liabilities.

       Aggregate debt maturities, reflecting as payable in the current year amounts subject to call by the lender, are as follows:

                                       Years ending April 30,
                                                1996                                              $1,045,000

                                                1997                                                 128,000
                                                1998                                                 155,000
                                                1999                                                  84,000
                                                2000                                                  80,000

                                             Thereafter                                              373,000
                                                                                                     -------
                                                                                                  $1,865,000
                                                                                                  ==========


8.     INCOME TAXES

       The Company incurred losses totaling $3,672,000 and $936,000 for fiscal years ended April 30, 1995 and 1994, respectively. As a result, no provision for income taxes has been charged to operations during these periods.

       Deferred taxes at April 30, 1995 consist of the following components:


                                Deferred tax liabilities
                                       Property, plant and
                                       equipment                                                    $489,000
                                                                                                    --------
                                Deferred tax assets
                                       Allowance for doubtful
                                         accounts                                                    $21,000

                                       Accrued expense                                                40,000

                                       Other                                                          51,000

                                       Net operating loss
                                         carryforwards                                             3,910,000
                                                                                                   ---------

                                                                                                   4,022,000
                                                                                                   ---------
                                       Gross deferred tax assets                                   3,533,000

                                       Less valuation allowance                                   (3,533,000)
                                                                                                  -----------

                                       Net deferred tax assets                                       $   -0-
                                                                                                  ==========

       The net change in valuation allowance for deferred tax assets was an increase of approximately $1,736,000 from the balance at April 30, 1994. The change primarily relates to additional net operating loss carryforwards generated in fiscal 1995, which were fully reserved for at April 30, 1995.

       At April 30, 1995, the Company had net operating loss carryforward for federal and state income tax purposes totaling approximately $9,613,000 which begin to expire in 2005. Pursuant to provisions in the Tax Reform Act of 1986 the net operating loss carryforwards available for use in any given year may be limited as a result of the significant changes in stock ownership attributable to the acquisition of the Company by SEDA (Note 3).

9.     RELATED PARTY TRANSACTIONS

       Effective July 1, 1994 the Company entered into a discontinuance of employment agreement with the former President of the Company. Under the terms of this agreement, 46,000 shares of unregistered common stock were issued to the former officer of which 30,000 shares are held in escrow pending the disposition of certain contingencies. Quarterly, for the next twelve months, the former officer has the right to sell 4,000 shares and the Company has the obligation to make up the shortfall, if any, between the sale proceeds and $25,000. During the second twelve months, the former officer has the right to sell 3,750 shares quarterly with the Company making up the shortfall, if any, between the sale proceeds and $25,000. As a result of this agreement, all previous employment agreements with the former officer were terminated. Upon execution of Merger Agreement with SEDA (Note 3), the right to sell stock as described was terminated.

       In connection with the Company entering into the Merger Agreement with SEDA (Note 3), the Company entered into severance and termination agreements with certain officers and directors of the Company's management. Pursuant to these agreements, and the Company's Incentive Stock Program which specified that two of the officers be granted 100,000 shares of common stock if the Company merges, the Company issued approximately 1,148,000 shares of common stock to officers and directors and recognized compensation expense of $1,722,000 related to such grants.

       During fiscal 1994 and 1995, the Company issued 17,000 and 412,000 shares of common stock, respectively, for services rendered and as bonuses to certain employees and officers and directors. The Company recognized $18,000 and $604,000 of compensation expense relating to these issuances during fiscal 1994 and 1995, respectively.

       The Company issued notes payable totaling $525,000, bearing interest at 9%, to SEDA (see Note 3).

       Coincident with the January 5, 1995 Merger Agreement, certain assets that were leased to the Company by KGE Leasing pursuant to a lease entered into July 1994, were purchased by SEDA. The lease terms were unchanged. The lease expires July 1997 and requires monthly payments of $3,250. On June 22, 1995, the Company purchased such assets from SEDA in a transaction discussed at
Note 3.

       In connection with the merger with SEDA (Note 3), four individuals acting as officers, directors and/or employees of SEDA were appointed as officers and/or directors of the Company.

10.    COMMITMENTS AND CONTINGENCIES

COMMITMENTS
Licensing agreement

       Pursuant to an agreement, dated February 28, 1991 between the Company and a mold designer, the designer has agreed to deliver tooling to the Company and has granted a license to use the tooling for the manufacture of certain of its products. Under the terms of the agreement, the Company pays a license fee of 5% of net sales of the products derived from such molds for a period of five years. The initial acquisition costs, paid by the issuance of restricted common stock and cash amounting to $158,000, have been capitalized and are being amortized over the initial five year license period.

       In December 1994, the Company extended this agreement for an additional five years, through February 13, 2001. During this extended period, the Company shall pay the greater of 2 1/2% of net sales, as defined, in each respective fiscal year or an annual payment of $40,000. The Company has the option to purchase the tooling from the designer at specified prices over the term of the agreement.

Leases

       The Company is obligated under noncancelable capital and operating leases for certain of its office and production equipment. Certain leases require payment of property taxes and include escalation clauses. Minimum rental commitments at April 30, 1995 under noncancelable leases that have initial or remaining terms in excess of one year are as follows:

                                                                                   Capital         Operating
                                                                                   Leases           Leases
                                                                                   ------           ------
                1995                                                              $311,000           $89,000
                1996                                                               305,000            89,000

                1997                                                               300,000            73,000

                1998                                                                99,000
                Thereafter                                                          23,000
                                                                                    ------          --------

                                                                                 1,038,000          $251,000
                                                                                                    ========
                Less interest ranging from 4.95% to 13.5%                         (129,000)
                                                                                  ---------

                Present value of future minimum lease
                  payments                                                         909,000

                Less current installments                                         (248,000)
                                                                                  ---------
                Obligations under capital leases less
                current installments                                              $661,000
                                                                                  ========



       Total rent expense for operating leases was $138,000 and $98,000 for the years ended April 30, 1995 and 1994, respectively.

CONTINGENCIES

       In June 1995, SEDA initiated legal proceedings seeking recision of the Merger Agreement. This action against the Company was voluntarily dismissed by SEDA on August 21, 1995. In July 1995, a long-time stockholder and relative of the former Chairman of the Board of the Company filed a motion seeking appointment of a receiver for the Company. See further discussion of these matters in Note 3.

       The Company is involved in various other lawsuits from time to time arising from its normal operations. It is the opinion of management, based in part on opinions of the Company's legal counsel, that the outcome of those matters will not have a material effect on the Company's financial position or results of operations.

11.    STOCKHOLDERS' EQUITY

PUBLIC OFFERING

       In connection with the Company's initial public offering of securities in January 1990, warrants to purchase 30,000 shares of common stock at an exercise price of $12.00 per share were outstanding as of April 30, 1995.

CREDITOR AGREEMENT

       In August 1992, the Company consummated an agreement with the unsecured creditors of Arpak, its subsidiary, concerning the settlement of the amount outstanding. Pursuant to this agreement, Arpak initially issued 1,008,140 shares of $1.00 par value 10% cumulative preferred stock redeemable at $1.25 per share for an aggregate redemption value of $1,260,175. The difference between the amount settled, and the par value of the preferred stock, was charged to additional paid-in capital. These shares are convertible at the option of the holder into shares of American Safety Closure Corp. common stock at the rate of one common share for every ten shares of preferred. The Company may also exchange the preferred stock of its subsidiary for its common stock under conditions which relate to the market price of its common stock. During the fiscal year ended April 30, 1995, 15,450 preferred shares were exchanged for 1,545 shares of common stock; during the fiscal year ended April 30, 1994, 548,175 preferred shares were exchanged for 54,818 shares of common stock, respectively. As of April 30, 1995, 444,515 preferred shares were outstanding.

OTHER

       15,200 shares of common stock, originally issued as settlement of accounts payable, were "put" to the Company at a price of $5.00 per share on March 20, 1995.

STOCK OPTIONS

       In April 1991, the Company granted five year non-qualified options to three officers of the Company, to purchase 50,000, 50,000 and 10,000 shares, respectively, of the Company's Common stock at a price of $.75 per share for an aggregate price of $82,500.


12.    NON-RECURRING CHARGES

       Non-recurring charges for 1994 include severance payments to former officers of $296,356, an inventory write down of $193,878 to net realizable value for inventory acquired during the purchase of Arpak in 1989, and $270,640 of expense incurred in connection with the initial leasing of molds, machinery, licenses and customer lists of a former competitor.

         NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSONS TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                TABLE OF CONTENTS

                                                                      Page
                                                                      ----
  PROSPECTUS SUMMARY.................................................  1
  RISK FACTORS.......................................................  6
  CAPITALIZATION..................................................... 11
  USE OF PROCEEDS.................................................... 11
  SELLING SECURITY HOLDERS........................................... 11
  PLAN OF DISTRIBUTION............................................... 11
  DESCRIPTION OF SECURITIES.......................................... 12
  PRO FORMA COMBINED FINANCIAL STATEMENTS............................ 14
  SEDA SPECIALTY PACKAGING CORP...................................... 15
  BUSINESS........................................................... 18
  MARKET FOR SEDA'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.... 28
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS................................ 30
  DIRECTORS AND EXECUTIVE OFFICERS................................... 34
  EXECUTIVE COMPENSATION............................................. 35
  CERTAIN RELATIONSHIPS AND CERTAIN TRANSACTIONS..................... 38
  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..... 40
  LEGAL OPINION...................................................... 51
  EXPERTS............................................................ 51
  INDEX TO FINANCIAL STATEMENTS...................................... F-1 &
                                                                      F-17

                                232,500 Shares

                         SEDA SPECIALTY PACKAGING CORP.

                                  Common Stock

                                 ---------------
                                   PROSPECTUS
                                 ---------------

                               -------------------
                                     [date]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 13.OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the Common Stock being registered hereby, all of which are estimated except for the SEC and NASD filing fees.

         ITEM                                      AMOUNT
         ----                                      ------
SEC registration fee.........................        $359
Blue Sky fees and expenses...................       1,000
Printing and engraving expenses..............       5,000
Legal fees and expenses......................      15,000
Accounting fees and expenses.................      15,000
Transfer Agent and Registrar fees............       5,000
Miscellaneous................................      10,000
                                                  -------
         Total...............................     $51,359
                                                  =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Certificate of Incorporation and Bylaws of SEDA indemnify its officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Laws and applicable law. Section 145 of the Delaware General Corporation Laws makes provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

         Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was deemed illegal, or obtaining an improper personal benefit. The Company's Certificate of Incorporation includes the following language:

                          "To the maximum extent permitted by Section 102(b)(7)
                 of the General Corporation Laws of Delaware, a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability
                 (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit."

         Delaware General Corporation Law, Section 145, permits a corporation organized under Delaware law to indemnify directors and officers with respect to any matter in which the director or officer acted in good faith and in a manner he reasonably believed to be not opposed to the best interests of the Company, and, with respect to any criminal action, he had reasonable cause to believe his conduct was lawful. The Bylaws of the Company include the following provision:

                          "Reference is made to Section 145 and any other
                 relevant provisions of the General Corporation Law of the State of Delaware. Particular reference is made to the class of persons, hereinafter called "Indemnities", who may be indemnified by a Delaware corporation pursuant to the provisions of such Section 145, namely, and person or the heirs, executors, or administrators of such person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The Corporation shall, and is hereby obligated to, indemnify the Indemnitees, and each of them in each and every situation where the Corporation is obligated to make such indemnification pursuant to the aforesaid statutory provisions. The Corporation shall indemnify the Indemnitees, and each of them, in each and every situation where, under the aforesaid statutory provisions, the Corporation is not obligated, but is nevertheless permitted or empowered, to make such indemnification, it being understood that, before making such indemnification with respect to any situation covered under this sentence, (i) the Corporation shall promptly make or cause to be made, by any of the methods referred to in Subsection (d) of such Section 145, a determination as to whether each Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful, and (ii) that no such indemnification shall be made unless it is determined that such Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful."

ITEM 15.RECENT SALES OF UNREGISTERED SECURITIES

In connection with the proposed merger of American Safety Closure Corp. ("ASC"). with and into a wholly-owned subsidiary of SEDA, on January 5, 1995, ASC, ASC Managing Partners ("ASC Partners") and SEDA entered into a Restated Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which SEDA deposited $1,050,000 in cash and 82,500 shares of SEDA Common Stock into escrow and ASC Partners deposited certificates for 1,656,127 shares of ASC Common Stock into escrow. Pursuant to the Merger Agreement, in the event the merger had not become effective on or before July 5, 1995, SEDA agreed to purchase the 1,656,127 shares of ASC Common Stock in the escrow for the $1,050,000 and 82,500 shares of SEDA Common Stock placed in escrow.

On June 23, 1995, SEDA filed a complaint in the United States District Court for the Southern District of New York against ASC, ASC Partners and KGE Leasing Associates, Inc. case no. 95-CIV. 4745(LMM), seeking rescission of the Merger Agreement and damages. On October 24, 1995, a stipulation was filed with the Court, thereby settling the case and effectuating the consensual purchase of the 82,500 SEDA shares by ASC Partners.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Act, or Regulation D promulgated thereunder. All recipients had adequate access to information about the Registrant.

ITEM 16.EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  EXHIBITS

Exhibit
Number Exhibits

2.1*     Restated Agreement and Plan of Merger dated January 5, 1995

2.1.1* Amendments to Restated Agreement of Merger, dated August 21, December 15, 1995 and March 19, 1996.

2.1.1a*  Amendment to Restated Agreement Merger, dated May 24, 1996.

3.1**    Certificate of Organization of Registrant

3.2**    Bylaws of Registrant

4.1**    Specimen of Common Stock Certificate

5.1      Opinion of Freshman, Marantz. Orlanski, Cooper & Klein

10.1** 1993 SEDA Incentive Stock Option Plan and Nonstatutory Stock Option Plan, as amended, and Form of Stock Option Agreement

10.5**   Form of Indemnification Agreement

10.7** Employment Agreement dated June 1, 1993, by and between SEDA and Shapour Sedaghat

10.8** Employment Agreement dated June 1, 1993, by and between SEDA and Shawn Sedaghat

10.9**   Employment Agreement dated June 1, 1993, by and between SEDA and Ronald
         W. Johnson

10.10** Form of Employment Agreement dated August 16, 1993, by and between SEDA and Edward F. Csaszar

10.13** Agreement dated February 18, 1993, by and between SEDA and Tube Tech Corporation

10.14** Form of Agreement re Transfer of Property, dated as of September 9, 1993, by and between 2501 West Rosecrans, Inc. and SEDA

10.15** Tube Tech Stock Transfer Agreement dated as of July 1, 1993, by and between Shapour Sedaghat SEDA

10.17** Credit Agreement dated June 23, 1994, between SEDA and Union Bank, as amended

11.1*    Computation of per Share Earnings

23.1 Consent of Freshman, Marantz. Orlanski, Cooper & Klein contained in Opinion, Exhibit No. 5.1

23.2(a)  Consent of Price Waterhouse LLP regarding financial statements of SEDA

23.2(b)  Consent of Price Waterhouse LLP regarding financial statements of ASC

23.2.1   Consent of Urbach Kahn & Werlin PC.

24.1 Powers of Attorney (set forth on signature pages to this Registration Statement), previously filed as part of the original S- 1, on January 18, 1996, file no. 333-374.

(b) FINANCIAL STATEMENT SCHEDULES FOR THE THREE YEARS ENDED DECEMBER 31, 1995:

Schedule II  Valuation and Qualifying Accounts

All other schedules are omitted either because they are not required or because the required information is included in the financial statements and notes thereto included in the Prospectus. See "Index to Financial Statements."

*Incorporated by reference to, and such Exhibits have the corresponding Exhibit number filed as part of SEDA's S-4 Amendments No. 1, 2, 3 & 4 filed with the SEC as file no. 35-93248 on January 18, 1996, March 29, 1996, May 16, 1996,
June 6, 1996, respectively.

**Incorporated by reference to, and all such Exhibits have the corresponding Exhibit number filed as part of, SEDA's Registration Statement on Form S-1 (File No. 33-68706) and Amendments No. 1 and 2 filed with the SEC on September 13, 1993, October 19, 1993 and October 21, 1993, respectively.

ITEM 17.UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as, expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement In reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Los Angeles, State of California, on the 18th day of June, 1996.

SEDA SPECIALTY PACKAGING CORP.



By: /s/ Shawn Sedaghat
   _______________________________
    Shawn Sedaghat, Chairman,
    Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                          Title                      Date
         _________                          _____                      ____
/s/     Shawn Sedaghat
__________________________        Chairman, President and Chief   June 18, 1996
        Shawn Sedaghat            Executive Officer

/s/    Ronald W. Johnson
__________________________        Chief Financial Officer and     June 18, 1996
       Ronald W. Johnson          Secretary, and a Director
                                  (Principal Financial and
                                  Accounting Officer)

__________________________        Director                        June 18, 1996
*      Dann V. Angeloff

__________________________        Director                        June 18, 1996
* Alfred E. Osborne, Jr., PhD

__________________________        Director
       Robert H. King

/s/ Shawn Sedaghat
____________________________________                              June 18, 1996

*By Shawn Sedaghat, Attorney-in-Fact

                                INDEX TO EXHIBITS

Exhibit
Number   Exhibits

2.1*     Restated Agreement and Plan of Merger dated January 5, 1995

2.1.1* Amendments to Restated Agreement of Merger, dated August 21 and December 15, 1995.

2.1.1a*  Amendment to Restated Agreement Merger, dated May 24, 1996.

3.1**    Certificate of Organization of Registrant

3.2**    Bylaws of Registrant

4.1**    Specimen of Common Stock Certificate

5.1 Opinion of Freshman, Marantz. Orlanski, Cooper & Klein, to be filed by Amendment

10.1** 1993 SEDA Incentive Stock Option Plan and Nonstatutory Stock Option Plan, as amended, and Form of Stock Option Agreement

10.5**   Form of Indemnification Agreement

10.7** Employment Agreement dated June 1, 1993, by and between SEDA and Shapour Sedaghat

10.8** Employment Agreement dated June 1, 1993, by and between SEDA and Shawn Sedaghat

10.9**   Employment Agreement dated June 1, 1993, by and between SEDA and Ronald
         W. Johnson

10.10** Form of Employment Agreement dated August 16, 1993, by and between SEDA and Edward F. Csaszar

10.13** Agreement dated February 18, 1993, by and between SEDA and Tube Tech Corporation 10.14** Form of Agreement re Transfer of Property, dated as of September 9, 1993, by and between 2501 West Rosecrans, Inc. and SEDA

10.15** Tube Tech Stock Transfer Agreement dated as of July 1, 1993, by and between Shapour Sedaghat SEDA

10.17** Credit Agreement dated June 23, 1994, between SEDA and Union Bank, as amended

11.1*    Computation of per Share Earnings

23.1 Consent of Freshman, Marantz. Orlanski, Cooper & Klein contained in Opinion, Exhibit No. 5.1

23.2     Consent of Price Waterhouse LLP

23.2.1   Consent of Urbach Kahn & Werlin PC.

24.1 Powers of Attorney (set forth on signature pages to this Registration Statement), previously filed in original S-1 filing, January 18, 1996, file no. 333-374.

(b) Financial Statement Schedules for the three years ended December 31, 1995:

Schedule II  Valuation and Qualifying Accounts

All other schedules are omitted either because they are not required or because the required information is included in the financial statements and notes thereto included in the Prospectus. See "Index to Financial Statements."

*Incorporated by reference to, and such Exhibits have the corresponding Exhibit number filed as part of SEDA's S-4 Amendments No. 1, 2, 3 & 4 filed with the SEC as file no. 35-93248 on January 18, 1996, March 29, 1996, May 16, 1996,
June 6, 1996, respectively.

**Incorporated by reference to, and all such Exhibits have the corresponding Exhibit number filed as part of, SEDA's Registration Statement on Form S-1 (File No. 33-68706) and Amendments No. 1 and 2 filed with the SEC on September 13, 1993, October 19, 1993 and October 21, 1993, respectively.